                 FEDERAL DEPOSIT INSURANCE CORPORATION
                        Washington, D.C.  20429

                                FORM F-2

 ANNUAL REPORT UNDER SECTION 13 OF THE SECURITIES EXCHANGE ACT OF 1934
              FOR THE FISCAL YEAR ENDED DECEMBER 31, 1994


FDIC Certificate No. 17385

                         INTERCONTINENTAL BANK

            (Exact name of bank as specified in its charter)

            FLORIDA                                      59-0725606
(State or other jurisdiction of             (I.R.S. employer identification no.)
 incorporation or organization)

  200 SOUTHEAST FIRST STREET, MIAMI, FL                  33131
      (Address of principal office)                   (Zip code)

Bank's telephone number, including area code       (305) 377-6900


Securities registered under section 12(b) of the Act:          None

Securities registered under section 12(g) of the Act:

                Common Stock (par value $2.00 per share)
                            (Title of class)

Indicate by check mark if disclosure of delinquent filers pursuant to
Item 10 is not contained herein, and will not be contained, to the best of the bank's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form F-2 or any amendment to this Form F-2

Indicate by check mark whether the bank (1) has filed all reports required to be filed by section 13 of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the bank was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days. Yes X No

The aggregate market value of the voting stock of the bank held by non-affiliates as of February 28, 1995 was approximately $91 million based on its closing price of $23 per share on that date. This calculation is based on the assumption, made solely for the purposes of this calculation, that all of the bank's Directors, officers and beneficial owners of more than ten percent of the bank's common stock are affiliates. The number of shares of common stock of the bank outstanding as of February 28, 1995 was 6,919,975 shares.

                  Documents Incorporated by Reference

Parts I, II and IV:      Portions of Intercontinental Bank's Annual
                         Report to Shareholders for the year ended
                         December 31, 1994 (the "Annual Report").

Parts I and III:         Portions of Intercontinental Bank's Proxy
                         Statement dated March 30, 1995 (the "Proxy
                         Statement").

Any statement contained in a document incorporated by reference into this report shall be deemed to be modified or superseded for purposes hereof to the extent that a statement contained herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed to constitute a part hereof except as so modified or superseded.

                         INTERCONTINENTAL BANK

                      1994 FORM F-2 ANNUAL REPORT

                           TABLE OF CONTENTS


                                 PART I



                                                                                  PAGE

Item  1.   Business   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   1

Item  2.   Properties   . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   5

Item  3.   Legal Proceedings  . . . . . . . . . . . . . . . . . . . . . . . . . .   8

Item  4.   Security Ownership of Certain Beneficial Owners and Management   . . .   8


                                PART II

Item 5.    Market for the Bank's Common Equity and Related Security Holder Matters . 9

Item 6.    Selected Financial Data  . . . . . . . . . . . . . . . . . . . . . . . .  9

Item 7.    Management's Discussion and Analysis of Financial Condition and Results of
           Operations   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  9

Item 8.    Financial Statements and Supplementary Data  . . . . . . . . . . . . . .  9


                                PART III

Item 9.    Directors and Principal Officers of the Bank   . . . . . . . . . . . . .  10

Item 10.   Management Compensation and Transactions   . . . . . . . . . . . . . . .  11


                                PART IV

Item 11.   Exhibits, Financial Statement Schedules and Reports on Form F-3  . . . .  11

                                 PART I

ITEM 1.      BUSINESS

General

Intercontinental Bank ("Intercontinental" or the "Bank"), a Florida state-chartered commercial bank whose principal office is located in Miami, Florida, operated 26 branch offices at December 31, 1994 - 17 in Dade County, 7 in Broward County and 2 in Palm Beach County. Intercontinental's deposits are insured by the Federal Deposit Insurance Corporation ("FDIC"). The Bank is primarily engaged in attracting deposits from the general public and using such deposits, together with other funds, to make loans and investments. Substantially all of the Bank's revenues and operating profits are generated in and its assets are located within the state of Florida. Intercontinental's principal executive offices are located at 200 Southeast First Street, Miami, Florida 33131 and its telephone number is (305) 377-6900. As of December 31, 1994, the Bank had total assets of approximately $1.2 billion and total deposits of approximately $956 million. As of December 31, 1993, total assets and deposits were approximately $1.1 billion and $947 million, respectively. As of December 31, 1994, Intercontinental had 548 employees.

In addition to its primary business as a commercial bank, Intercontinental owns all of the outstanding capital stock of Pan American Mortgage Corp. ("PAMCO"), a mortgage banking company which services residential and commercial loans. PAMCO's total assets
aggregated $13 million in 1994 and $17  million  in  1993.   As of both
December 31, 1994 and 1993, PAMCO's mortgage servicing portfolio amounted to approximately $1.1 billion.

Operations  of Intercontinental are affected by numerous factors which
in whole or in part are beyond management's  control.   These include,
but are not limited to, fluctuations in interest rates in the national money markets, general availability of funds, national and local economic conditions, housing demand, lending risks, federal, state and local taxation of the banking industry, regulation (or deregulation) of interest rates payable upon deposits and other regulations affecting the banking industry.

Information related to recent acquisitions is incorporated by reference to Note 2 on page 27 of the Annual Report and other information with respect to the Bank's business is incorporated by reference to the information under the caption "Management's Discussion and Analysis of Financial Condition and Results of Operations" on pages 5 to 18 of the Annual Report. Information related to the pending sale of two of Intercontinental's banking offices is incorporated by reference to Note 18 on page 38 of the Annual Report.

Competition

The banking business in Florida is highly competitive. Banks in Florida face strong competition in attracting deposits and in making loans. Intercontinental competes for financial services business with, among others, commercial banks, savings and loan associations, mortgage bankers, other financial institutions, money market funds, mutual funds and others. Intercontinental does not rely on any individual group or entity for a material portion of its deposits. In addition, while the Bank's market area has experienced significant growth in recent years in population, deposits and housing units, neither the rate of growth in future periods nor the extent to which Intercontinental may participate in any such growth can be assured. According to the latest available Branch Deposit Report of Florida Bank & Thrift Institutions prepared by the Financial Data Committee of the Florida Bankers Association and the Florida League of Financial Institutions, Intercontinental's deposits represented approximately 1.4 percent of the total deposits in Dade, Broward and Palm Beach counties at December 31, 1994.

Intercontinental considers its primary competition to be other depository institutions located in Dade, Broward and Palm Beach
counties.   Some of these institutions have been in existence for a
longer period of time than Intercontinental and are better established, have greater financial resources and have more extensive facilities than Intercontinental. Recent regulatory developments, including the increasing degree of geographic and other deregulation, have increased the level of competition facing the
Bank.   These developments have permitted a number of national and regional banking institutions and other companies providing traditional banking services to penetrate the South Florida market and have relaxed restrictions against establishment of branch offices. In 1989, Florida law was changed to permit statewide branch banking. Additionally, recently enacted and future legislation and regulatory changes affecting financial institutions may alter the competitive
environment.   See "Regulation" below.  The Bank's management believes
that despite the competition it faces it is well situated to compete successfully in the South Florida marketplace.

Intercontinental's assets include a substantial portfolio of loans secured by real estate. As of December 31, 1994 and 1993, these loans totaled $484 million and $351 million, respectively, representing 73 percent and 69 percent, respectively, of its total loan portfolio. A significant portion of the real estate portfolio consisted of residential loans and loans made to owner-occupied
businesses.    Most  of  these  loans  are concentrated in South Florida
which makes Intercontinental particularly susceptible to adverse changes in the real estate market in this area.

Regulation

Intercontinental  is  a  Florida state-chartered commercial bank which
is not a member of the Federal Reserve  System.    It  is  regulated
primarily by the Florida Department of Banking and Finance (the
"Department") and the FDIC.

Florida  Regulation.    As  a  state-chartered  commercial  bank,
Intercontinental is subject to the applicable provisions of Florida law and the regulations adopted thereunder by the Department. The Bank must file various reports with, and is subject to periodic examination by, the Department. Florida law and the Department regulate, among other things, Intercontinental's capital, permissible activities, reserves, investments, lending authority, branching, issuance of securities, payment of dividends, transactions with affiliated parties and borrowings. Florida has permitted statewide branch banking since 1989.

In  1993, Intercontinental amended its bylaws to make inapplicable
Section 607.0902, Florida Statutes, which subjects the voting rights of holders of shares acquired in certain "control share acquisitions" to approval by other shareholders.

Interstate Acquisitions and Branching. Generally, except as described below, under Florida law, no out-of-state bank, trust company or bank holding company may acquire control or substantially all of the assets
of  a  Florida  bank.   In addition, under the U.S. Bank Holding Company
Act of 1956, as amended, a bank holding company may not acquire any bank located outside the state in which the operations of its principal banking subsidiaries are conducted unless the acquisition is specifically authorized by statute in the state where the bank is located. Florida has enacted a regional reciprocal interstate banking law which generally allows bank holding companies located within the southeastern region of the United States to acquire banks and bank holding companies located in Florida if the state where the out-of-state acquiror is located grants reciprocal privileges to
bank holding  companies  in  Florida.    Such reciprocal rights are
subject to all restrictions imposed on acquisitions  in  the  acquiror's
state.    Under  Florida law the southeastern region is defined to
include the states of Alabama, Arkansas, Florida, Georgia, Louisiana, Maryland, Mississippi, North Carolina, South Carolina, Tennessee, Virginia and West Virginia as well as the District of Columbia. Each of these jurisdictions has enacted reciprocal legislation permitting Florida bank holding companies to acquire banks and bank holding companies located there. Florida has amended this legislation, effective May 1, 1995, to permit banks and bank holding companies located anywhere in the United States to acquire Florida banks and bank holding companies on a reciprocal basis.

The  Riegle-Neal  Interstate  Banking  and Branching Efficiency Act of
1994 (the "Act") became law in 1994.     The Act authorizes any bank
holding company which meets capital and management requirements to acquire a bank located anywhere in the United States, regardless of state law, effective September 29, 1995, as long as such interstate acquisitions will not result in a given banking organization controlling more than 30 percent of any one state's deposits (this limit may be modified or waived by a state) or 10 percent of all deposits nationwide or acquiring a bank in existence for fewer years than any limit (as long as five years or less) specified under applicable state law. A provision of the Act will also permit, effective September 29, 1995, a bank to act as the agent of an affiliated depository institution for specified activities, such as accepting deposits, closing and servicing loans, and accepting loan payments, without being considered a branch of that institution. The Act also provides that national banks will be able to branch nationwide by acquisition or
consolidation on    June  1, 1997 and thereafter except in those states
which elect to "opt out" prior to then. In addition, the Act permits states to "opt in" early on interstate branching for both state and
national  banks.    It  is  not  possible  to  determine  at  this  time
what effect, if any, of this legislation will have on Intercontinental.

FDIC  Regulation.    The  FDIC  is  the  primary  federal  banking
supervisor  and  regulator  of Intercontinental.    The  FDIC insures
deposit accounts in Intercontinental (up to applicable limits) through the Bank Insurance Fund ("BIF"). Intercontinental is subject to examination and regulation by the FDIC. Such examination and regulation is intended primarily for the protection of depositors. The regulatory structure provides regulatory officials with extensive discretion in connection with their supervisory and enforcement activities and examination policies, including policies with respect to classification of assets and the establishment of adequate loss reserves for regulatory purposes.

In  December 1991, the Federal Deposit Insurance Corporation Improvement
Act of 1991 ("FDICIA") became law.    FDICIA  implemented  a  number of
regulatory requirements and restrictions on state-chartered banks and gave the FDIC new supervisory powers over them. Better-capitalized institutions are generally subject to less onerous regulation and supervision under FDICIA than poorly-capitalized institutions.

The FDIC has adopted risk-based capital requirements for assessing bank capital adequacy. These standards define capital and establish minimum capital requirements in relation to assets and off-balance sheet exposure as adjusted for credit risk. The risk-based capital standards currently in effect are designed to make regulatory capital requirements more sensitive to differences in risk profile among bank holding companies and banks, to account for off-balance sheet exposure and to minimize disincentives for holding liquid assets. The minimum standard for the ratio of capital to risk-weighted assets (including certain off-balance sheet obligations, such as standby letters of
credit)  is  8.0  percent.   At least half of the minimum standard
risk-based capital must consist of common equity, retained earnings and qualifying perpetual preferred stock and minority interests in consolidated subsidiaries, less deductions for goodwill and various other intangibles, certain losses and investments in securities subsidiaries ("Tier 1 capital"). The remainder ("Tier 2 capital") may consist of a limited amount of subordinated debt, certain hybrid capital instruments and other debt securities, preferred stock and a limited amount of the general valuation allowance for loan losses. The sum of Tier 1 capital and Tier 2 capital is "total risk-based capital". At December 31, 1994, Intercontinental had Tier 1 and total risk-based capital ratios of 12.09 percent and 13.40 percent, respectively.

The FDIC has also adopted regulations which supplement the risk-based guidelines to include a minimum leverage ratio of Tier 1 capital to quarterly average assets ("leverage ratio") of 3 percent. At December 31, 1994, Intercontinental had a leverage ratio of 7.87 percent. The FDIC has emphasized that the foregoing standards are supervisory minimums and that a banking organization will be permitted to maintain such minimum levels of capital only if it receives the highest rating under the regulatory rating system and the banking organization is not experiencing or anticipating significant growth.
All other banking organizations are required to maintain a leverage ratio of at least 4.0 percent to 5.0 percent. These rules further provide that banking organizations experiencing internal growth or making acquisitions will be expected to maintain capital positions substantially above the minimum supervisory levels and comparable to peer group averages, without significant reliance on intangible assets.

The FDIC has adopted regulations defining five categories of capitalization and implementing a framework of supervisory actions applicable to state nonmember banks in each category.
Intercontinental was included in the highest category of capitalization at December 31, 1994.

Under FDIC regulations, Intercontinental is required to pay annual insurance premiums based on its "assessment risk classification". Under this risk-based system, banks are periodically categorized into one of three capital categories (well capitalized, adequately capitalized or undercapitalized) and into one of three subgroups within each category based primarily on FDIC ratings. Assessments range from .23 percent of deposits for well capitalized healthy banks to .31 percent for undercapitalized banks posing a substantial probability of loss to the BIF or the Savings Association Insurance
Fund ("SAIF") unless effective corrective action is taken. As a result of its July 1990 merger with Atico Savings Bank ("ASB"), Intercontinental must pay premiums to the SAIF, of which ASB was a member, based on deposits attributable to ASB. Intercontinental credits these payments against the premiums it would otherwise have to pay to the BIF on such deposits. In 1994, Intercontinental paid $2 million in deposit insurance to the FDIC. The FDIC has proposed: (i) an amended assessment schedule for BIF members which ranges from 4 (for banks posing the least risk to the BIF) to 31 basis points to apply in the semiannual period in which the BIF's designated reserve ratio of 1.25 percent of total insured deposits is achieved and in semiannual periods thereafter and (ii) a procedure for adjusting the rate schedule semiannually as necessary to maintain the designated reserve
ratio of 1.25  percent.   While it is not now possible to determine
whether and in what form the FDIC proposal may be adopted, its adoption as proposed would significantly reduce the current rate for deposit insurance premiums payable by Intercontinental to the BIF.

FDICIA directs the FDIC and other federal banking agencies to prescribe standards relating to, among others, internal controls, information systems, internal audit systems, loan documentation, credit underwriting, interest rate exposure, asset growth, compensation and other matters. It contains a variety of provisions which also may affect the operations of Intercontinental, including, among others, new reporting requirements, regulatory standards for real estate lending, "truth in savings" provisions and a 90-day prior notice requirement for branch closings. Moreover, pursuant to FDICIA, the FDIC has adopted regulations which generally limit the equity investments of state banks to the type and amount permitted national banks. The rules contain exceptions for, among other things, ownership of the voting stock of majority-owned subsidiaries and listed equity shares and shares of registered investment companies. Investments that are impermissible either as to type or amount must be divested. In addition, the FDIC has adopted regulations pursuant to FDICIA that prohibit insured state-chartered banks from engaging as principal in any type of activity that is not permissible for a national bank unless the FDIC has determined that the activity would pose no significant risk to the BIF or the SAIF and the state bank is in compliance with all applicable capital standards. FDICIA and its implementing regulations have increased the costs of regulatory compliance for Intercontinental and the entire banking industry.

The Riegle Community Development and Regulatory Improvement Act of 1994 (the "Regulatory Improvement Act"), enacted in 1994, requires federal banking agencies to consider the administrative burdens on banks of new regulations that impose additional reporting, disclosure or other requirements. It also mandates an adequate transition period for new regulations, the elimination of duplicative filings and notices, call report simplification and other administrative measures to reduce the regulatory burden on banks. The Regulatory Improvement Act also directs the federal banking agencies to conduct a review of federal banking regulations and
written policies in order to streamline and modify   them  to  improve
efficiency, reduce unnecessary conditions and eliminate unwarranted constraints on the availability of credit. It is not yet possible to determine the effect of the Regulatory Improvement Act on Intercontinental's regulatory burden.

Federal  Reserve  System.   Under regulations of the Board of Governors
of the Federal Reserve System ("Federal Reserve Board"), the Bank must maintain reserves, which for 1994 averaged $16 million, against
its  transaction  accounts  (primarily  checking  accounts).    Because
banks must generally maintain reserves in cash or non-interest bearing accounts, the effect of this reserve requirement is to increase a bank's cost of funds. The amount of these reserves are subject to adjustment by the Federal Reserve Board.

Legislative  and  Regulatory  Proposals.    Legislative and regulatory
proposals regarding changes in banking and the regulation of banks and other financial institutions are being considered at the federal and state level. It cannot be predicted whether any of these proposals will be adopted or, if adopted, what the effect on Intercontinental will be.

ITEM 2. PROPERTIES

The information required in response to Item 2 is as follows:


                                          Owned                     Year             Lease
                                            or                      Lease            Renewal
Location                                  Leased                    Expires          Option

Banking Offices
Main Office                               Own building;             2055             None
200 Southeast First Street                Lease land
Miami, FL

Brickell Branch                           Leased                    1999            Two 5-year
1101 Brickell Avenue                                                                 options
Miami, FL

Coral Gables Branch                       Owned
2701 Ponce de Leon Boulevard
Coral Gables, FL

Coral Springs Branch                      Leased                    1997            Three 5-year
1401 University Drive                                                                options
Coral Springs, FL

Coral Ridge Branch                        Leased                    1998            Three 5-year
2600 East Commercial Blvd.                                                           options
Fort Lauderdale, FL

Corporate Park Branch                     Owned
6260 Powerline Road
Fort Lauderdale, FL

                                         5


Downtown Fort Lauderdale Branch           Leased                    2000             Two 5-year
200 Northeast Third Avenue                                                           options
Fort Lauderdale, FL

Hialeah Branch                            Owned
1325 West 49 Street
Hialeah, FL

Key Biscayne Branch                       Leased                    1997             Two 3-year
240 Crandon Blvd.                                                                    options
Key Biscayne, FL

Medley Branch                             Leased                    1995             One 5-year
7208 Northwest 72 Avenue                                                             option
Miami, FL

Mizner Park Branch                        Leased                    2000             Two 10-year
302 Plaza Real                                                                       options
Boca Raton, FL

North Miami Branch                        Own building;             2000             One 25-year
12700 Biscayne Blvd.                      Lease land                                 option
North Miami, FL

North Miami Beach Branch                  Leased                    1999
501 Northeast 167 Street
North Miami Beach, FL

Northwest Branch                          Own Building;             2010             Two 26-year
3899 Northwest Seventh Street             Lease land                                 options
Miami, FL

Oakland Park Branch                       Leased                    1998             Two 5-year
5100 North Dixie Highway                                                             options
Oakland Park, FL

Palmetto Branch                           Owned
2100 West 76 Street
Hialeah, FL

Palmetto Park Branch                      Leased                    1996             Four 10-year
7000 West Palmetto Park Road                                                         options
Boca Raton, FL

Plantation Branch                         Leased                    1997             One 5-year
8211 West Broward Boulevard                                                          option
Plantation, FL
                                                  6




Skylake Branch   *                        Own building;             2001             One 10-year
1600 NE Miami Gardens Drive               Lease land                                 option
North Miami Beach, FL

South Miami Branch                        Leased                    1997             Two 5-year
1533 Sunset Drive                                                                    options
Coral Gables, FL

Southwest Branch                          Owned
3663 Southwest Eighth Street
Miami, FL

Surfside Branch                           Leased                    1997             One 5-year
9544 Harding Avenue                                                                  option
Surfside, FL

Tamarac Branch  *                         Owned
6401 West Commercial Boulevard
Tamarac, FL

Washington Avenue Branch                  Leased                    2000             Two 5-year
930 Washington Avenue                                                                options
Miami Beach, FL

West Airport Branch                       Leased                    1996             Three 5-year
2500 Northwest 72 Avenue                                                             options
Miami, FL

Westchester Branch                        Owned
8717 Coral Way
Miami, FL

Other Properties
Main Office Garage                        Owned
226 Southeast First Street
Miami, FL

Operations Center                         Leased                    1995
7801 Northwest 15 Street
Miami, FL


* The sale of this branch is expected to be consummated in the second quarter of 1995.

In addition, the Bank owns the following properties:

     (1) Approximately 550 acres of undeveloped land in Brevard County, Florida (fee simple).
     (2) The land and the office building thereon located at 150 Southeast Third Avenue, Miami, Florida 33131, which is occupied by unaffiliated third parties (fee simple). The lease on the office building, which has a ten-year term, is due to expire on December 31, 1995. The current tenant has notified Intercontinental that it is not renewing its lease. Intercontinental is presently evaluating its alternatives including leasing the building to new tenants and/or using the building for its own expansion purposes. The effect of the non-renewal of this lease cannot be fully measured at the present time and may have a material impact on Intercontinental's future occupancy expenses and net income.

     (3) Intercontinental's principal executive offices are located at 200 Southeast First Street, Miami, Florida 33131, which is 76 percent occupied by Intercontinental. This building and the adjacent parking garage are owned by Intercontinental. The land underlying this office building is leased from a third party.

Total lease expense for 1993 aggregated $2.3 million. The terms of the leases pursuant to which such rentals were paid range from one to 61 years.

ITEM 3.      LEGAL PROCEEDINGS

The lending and related activities of the Bank sometimes result in lawsuits and claims. In connection with enforcement of loans after default, Intercontinental has been and may continue to be involved in counterclaims and other lawsuits, including claims based on theories of lender liability and otherwise that could involve claims for unspecified damages which could be substantial in amount.
Intercontinental's  management  believes  that    its  operating
practices and procedures should be adequate to obviate or minimize the exposure of Intercontinental to lender liability claims that may be asserted in the future. However, there can be no assurance that the Bank will be successful in preventing, minimizing or prevailing in any pending or future lawsuits. An adverse determination in a substantial lawsuit could have a material adverse effect on Intercontinental.

The nature of the Bank's business generates a certain amount of litigation against it involving matters arising in the ordinary course of business. In the opinion of management, based on a review of such litigation with legal counsel, any losses from these contingencies, including the lawsuit d e scribed below, is not expected to have a material adverse effect on Intercontinental. Intercontinental may receive reimbursement under its insurance policies for all or part of these potential losses.

During 1994, suit was commenced against Intercontinental and Sun States Management in the Circuit Court of Jackson County,
Mississippi by Natascia Potter, the plaintiff, who alleges that she was assaulted while a tenant at an apartment building which the Bank had
acquired through foreclosure of a  mortgage.    The plaintiff alleges
that the Bank and other defendants were negligent in failing to provide security, and plaintiff seeks compensatory and punitive damages aggregating $25.2 million plus attorneys' fees and costs. Counsel representing the Bank and its insurer in this matter advises that, in its opinion, plaintiff's claim is without merit and is not likely to result in a damage award in an amount which the Bank would regard as material. The Bank plans to vigorously defend this case and, in the event of an adverse judgment, does not believe it will have a material adverse effect on Intercontinental.

ITEM 4.      SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The information required in response to Item 4 is incorporated by reference to the information under the captions "OWNERSHIP OF EQUITY SECURITIES - Security Ownership by Principal Holders of Common Stock and Preferred Stock" and "OWNERSHIP OF EQUITY SECURITIES - Security Ownership by Management" in the Proxy Statement.

                                                PART II

ITEM 5.      MARKET FOR THE BANK'S COMMON EQUITY AND RELATED SECURITY
             HOLDER MATTERS

Certain information required in response to Item 5 is incorporated by reference to the information under the captions "Shareholders' Equity" on page 14 and "Selected Quarterly Financial Information" on page 37
of  the  Annual  Report.    As of December 31, 1994, the number of
holders of record of Intercontinental's common stock was approximately 1,900. Intercontinental's common stock trades on The Nasdaq Stock Market under the symbol "ICBK."

The payment of dividends is subject to the discretion of the Intercontinental Board of Directors and depends upon a number of factors, including the Bank's operating results, financial condition and
regulatory  limitations.    Pursuant  to  Section 658.37, Florida
Statutes, a Florida state-chartered commercial bank like Intercontinental generally may not pay out in dividends in any calendar year an amount that exceeds the total of its net profits of that year
combined with its retained profits of the  preceding  two  years.   With
the approval of the Department, a bank may declare a dividend from retained net profits which accrued prior to the preceding two years provided that, before declaring such a dividend on its common stock, it allocates 20 percent of its net profits for such period as is covered by the dividend to its surplus fund until the surplus fund at least equals the stated capital of its common and preferred stock then issued and outstanding. Section 658.37 also prohibits a bank from declaring a dividend (i) at any time which its net income from the current year combined with its retained net income from the preceding two years is a loss or (ii) which would cause the capital accounts of the bank to fall below the minimum amount required by law, regulation, order, or any written agreement with the Department or a federal regulatory agency. The Bank may also, under certain circumstances, be or become subject to federal regulatory restrictions on the payment of dividends.

ITEM 6.      SELECTED FINANCIAL DATA

The information required in response to Item 6 is incorporated by reference to the information under the captions "Selected Financial Highlights" on page 4 of the Annual Report.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The information required in response to Item 7 is incorporated by reference to the information under the caption "Management's
Discussion and Analysis of Financial Condition and Results of
Operations" on pages 5 to 18 of the Annual Report. See also the supplementary data provided in the following table:

                                                   1994    1993    1992
Return on average assets                           1.15%   1.11%   .84%
Return on average shareholders' equity            15.06   14.33  11.04
Average shareholders' equity to average assets     7.66    7.72   7.60
Dividend payout ratio                                19      16     18

ITEM 8.             FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

The information required in response to Item 8 is incorporated by reference to the information under the caption "Selected Quarterly Financial Information" on page 37 of the Annual Report and the captions "Consolidated Balance Sheet", "Consolidated Statement of Income", "Consolidated Statement of Cash Flows", "Consolidated Statement of Changes In Shareholders' Equity" and "Notes to Consolidated Financial Statements" on pages 20 to 23 of the Annual Report.

                                               PART III

ITEM 9.             DIRECTORS AND PRINCIPAL OFFICERS OF THE BANK

The information required in response to Item 9 with respect to Directors is incorporated by reference to the information under the caption "ELECTION OF DIRECTORS - Description of Directors and Nominees for Director" in the Proxy Statement. The information required in response to Item 9 with respect to principal officers follows except for information with respect to Messrs. Allen, Corrigan and Morrison which is incorporated by reference to the information under the caption "ELECTION OF DIRECTORS - Description of Directors and Nominees for Director" in the Proxy Statement.

Charles A. Arnett (47): Mr. Arnett has been employed by Intercontinental since December 1992 and was elected Executive Vice President of Intercontinental in February 1993. From September 1990 to December 1992, he served as President and Chief Executive Officer of North Ridge Bank. The FDIC was appointed receiver of North Ridge Bank on December 20, 1992. On such date, Intercontinental acquired certain assets and assumed substantially all customer deposit liabilities of North Ridge Bank. From September 1989 to September 1990, Mr. Arnett was a consultant with Fairfax Group, Inc. which is in the property tax consulting business.

John A. Baron (56): Mr. Baron was elected Executive Vice President - Operations of the Bank in 1987.

Thomas E. Beier (49): Mr. Beier was elected Executive Vice President of Intercontinental in January 1990 and has served as Treasurer of Intercontinental since September 1987. Mr. Beier served as Senior Vice President of Intercontinental from September 1987 to January 1990.

Thomas  B.  Brady (45):  Mr. Brady has served as Executive Vice
President of the Bank since September 1987.

Hugo A. Castro (51): Mr. Castro has been employed by Intercontinental since December 31, 1993 and was elected Executive Vice President of Intercontinental in February 1994. He served as President of Commercial Trust Bank from December 1988 until its acquisition by
Intercontinental on December 31, 1993.   Mr. Castro previously served as
Executive Vice President of Commercial Bank and Trust Company, a predecessor of First Union Corporation of Florida, for approximately 20 years.

Winthrop F. Davis (52): Mr. Davis has served as Executive Vice President - Real Estate Lending of Intercontinental since July 1987. In November 1987, he was elected President of PAMCO.

Walter E. Howard (56): Mr. Howard was elected Executive Vice President of the Bank in October 1992. From August 1988 to October 1992, Mr. Howard served as President of Interbanc. Interbanc was merged into Intercontinental on October 1, 1992.

John H. Lubera (51): Mr. Lubera has been employed by Intercontinental since the July 1, 1994 merger of Interstate Bank Holding Company ("Interstate") into Intercontinental. He was elected Executive Vice
President of the Bank in August 1994.    From 1986, until the merger
with Intercontinental, Mr. Lubera  was  President  of    Interstate  and
President and Chief Executive Officer of Interstate's subsidiary, The Bank of Coral Gables.

Phillip  W.  Py  (55):   Mr. Py has been employed by Intercontinental
since December 30, 1994 and was elected Executive Vice President of Intercontinental in February 1995. He served as President, Chief Executive Officer and Director of Boca Bank from June 1991 (and Chairman of the Board from May 1992) until its acquisition by Intercontinental on December 30, 1994. From 1987 until his association wih Boca Bank, he was Chief Executive

Officer of Mid-America Federal Savings and Loan Association in Columbus,
Ohio.

Bruce  P.  Steinberger  (41):    Mr.  Steinberger  was  elected
Executive Vice President - Lending of Intercontinental in 1987.

John  C.  Waldron  (61):    Mr.  Waldron  was  elected  Executive  Vice
President - Credit Policy and Administration of the Bank in September
1987.

ITEM 10.            MANAGEMENT COMPENSATION AND TRANSACTIONS

The information required in response to Item 10 is incorporated by reference to the information under the captions "OWNERSHIP OF EQUITY SECURITIES - Security Ownership by Management", "ELECTION OF DIRECTORS
- Compensation to Principal Officers", "ELECTION OF DIRECTORS - Compensation Pursuant to Plans" and "ELECTION OF DIRECTORS - Certain Business Relationships" in the Proxy Statement.


                                                PART IV

ITEM 11. EXHIBITS, FINANCIAL STATEMENT SCHEDULES AND REPORTS ON FORM F-3

(a)  1.             Financial  statements  -  The  following
                    consolidated  financial  statements  of
                    Intercontinental and related notes are hereby incorporated into this report by reference to pages
                    20 to 38 of the Annual Report:

                    a. Consolidated Balance Sheet for the Years Ended December 31, 1994 and 1993;

                    b. Consolidated Statement of Income for the Years Ended December 31, 1994, 1993 and 1992;

                    c. Consolidated Statement of Cash Flows for the Years Ended December 31, 1994, 1993 and 1992;

                    d. Consolidated Statement of Changes in Shareholders' Equity for the Years Ended December 31, 1994, 1993 and 1992; and

                    e.   Notes to Consolidated Financial Statements.

     2. Financial statement schedules - The following financial statement schedules are hereby incorporated into this report by reference to
                    Exhibit 10:

                    a.   Schedule I - Securities;

                    b. Schedule II - Loans to officers, directors, principal security holders, and any associates of the foregoing persons;

                    c. Schedule III - Loans and lease financing receivables;

                    d.   Schedule IV - Bank premises and equipment;

                    e. Schedule V - Investments in, income from dividends and equity in earnings or losses of subsidiaries; and

                    f. Schedule VI - Allowance for possible credit losses.

(b) Intercontinental filed the following reports on Form F-3 during the last quarter of the period covered by this report:

     1. November 1994 Form F-3 filed on November 22, 1994 regarding the voting results of the November 16, 1994 Special Meeting of Shareholders related to the acquisition of Boca

                    Bancorp, Inc. and its wholly-owned subsidiary, Boca
                    Bank.

     3. December 1994 Form F-3 filed on January 9, 1995 which described the Bank's acquisition of Boca Bancorp, Inc. and its wholly-owned subsidiary, Boca Bank.

(c)  Exhibit:

                                            Exhibit Index

Exhibit
Number                   Description of Exhibits

1(a)**  Articles of Incorporation of Intercontinental Bank

1(b)*** Bylaws of Intercontinental Bank

3(a)*   Intercontinental Bank Retirement Plan

3(b)*   Executive Retention Plan

3(c)*   Intercontinental Bank Incentive Stock Option Plan

3(d) Intercontinental Bank Non-qualified Stock Option Plan

3(e) Intercontinental Bank 1992 Incentive Stock Option Plan

3(f)*   Intercontinental Bank Performance Bonus Plan

3(g)*** Employment  Agreement  dated January 1, 1994 between
        Intercontinental Bank and Mr. William H. Allen, Jr.

3(h)*** Employment  Agreement  dated January 1, 1994 between
        Intercontinental Bank and Mr. William L. Morrison

3(i)*** Employment  Agreement  dated  January 1, 1994 between
        Intercontinental Bank and Mr. Walter E. Howard

3(j)* Agreement of Lease dated December 6, 1985 between Pan American Mortgage Corp. and Pan American Banks, Inc. with respect to the building located at 250 S.E. First Street, Miami, Florida

3(k)* Assignment dated as of August 31, 1987 between Pan American Mortgage Corp. and the Company of Agreement of Lease dated December 6, 1985 between Pan American Mortgage Corp. and Pan American Banks, Inc. with respect to the building located at 250 S.E. First Street, Miami, Florida

6 Intercontinental Bank Annual Report to Shareholders for the year ended December 31, 1994

8       Proxy Statement of Intercontinental Bank dated March 30, 1995

9       List of Subsidiaries of Intercontinental Bank

10      Financial Statement Schedules

*       Incorporated  by  reference  to  Intercontinental's
        Registration Statement on Form F-1 filed with the FDIC on March
        13, 1991.

** Incorporated by reference to Intercontinental's Annual Report on Form F-2 filed with the FDIC on March 27, 1992.

*** Incorporated by reference to Intercontinental's Annual Report on Form F-2 filed with the FDIC on March 30, 1994.

                                 SIGNATURES

Pursuant to the requirements of Section 13 of the Securities Exchange Act of 1934, the bank has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INTERCONTINENTAL BANK

By:  William H. Allen, Jr.                  Thomas E. Beier
     William H. Allen, Jr.                  Thomas e. Beier
     Chairman of the Board                  Executive Vice President
     (Principal Executive Officer)          & Chief Financial Officer
                                            (Principal Financial and
                                            Accounting Officer)

Date: March 27, 1995

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the bank and in the capacities and on the dates indicated.

Signature                          Title                     Date

Kathleen A. Assaf                  Director                  March 27, 1995
Kathleen A. Assaf

Teo A. Babun, Jr.                  Director                  March 27, 1995
Teo A. Babun, Jr.

Walter L. Banks                    Director                  March 27, 1995
Walter L. Banks

Joe Ann Batcheller                 Director                  March 27, 1995
Joe Ann Batcheller

Patrick J. Cesarano                Director                  March 27, 1995
Patrick J. Cesarano

George M. Corrigan                 Vice Chairman             March 27, 1995
George M. Corrigan

Edward W. Easton                   Director                   March 27, 1995
Edward W. Easton

Phillip Frost, M.D.                Director                   March 27, 1995
Phillip Frost, M.D.

Gerald N. Gaston                   Director                   March 27, 1995
Gerald N. Gaston

B.B. Goldstein                     Director                   March 27, 1995
B.B. Goldstein

                                   Director
Arthur J. Hill

Jack Langer                        Director                   March 27, 1995
Jack Langer

Charles E. Largay                  Director                   March 27, 1995
Charles E. Largay

Neil E. Leach                      Director                   March 27, 1995
Neil E. Leach

                                   Director
Michael Maroone

W. Sloan McCrea                    Director                   March 27, 1995
W. Sloan Mccrea

Ellen Whiteside McDonnell          Director                   March 27, 1995
Ellen Whiteside McDonnell

William L. Morrison                Director                   March 27, 1995
William L. Morrison                President

Marshal E. Rosenberg, Ph.D.        Director                   March 27, 1995
Marshal E. Rosenberg, Ph.D.

Jacqueline Simkin                  Director                   March 27, 1995
Jacqueline Simkin

Stanley G. Tate                    Director                   March 27, 1995
Stanley G. Tate

J. Frost Walker, III               Director                   March 27, 1995
J. Frost Walker, III

                                   Director
Herbert A. Wertheim

                                 EXHIBIT 6

                                 1994 ANNUAL REPORT
                                INTERCONTINENTAL BANK

    INTERCONTINENTAL BANK is a Florida state-charteredcommercial bank offering a wide range of banking servicesthrough 26 branch offices located in Dade, Broward and Palm Beach counties, Florida. Intercontinental Bank's wholly-owned subsidiary, Pan American Mortgage Corp.,offers mortgage services and mortgage banking products through its headquarters office in Miami, Florida.

Financial
    Highlights

(3 BAR GRAPHS APPEAR HERE WITH THE FOLLOWING PLOT POINTS)

NET INCOME ($ MILLIONS)
1992      1993      1994
7.6       11.1      12.8

LOANS ($ MILLIONS)
1992      1993      1994
437        510      664

DEPOSITS ($ MILLIONS)
1992      1993      1994
862       947       956


(DOLLARS IN THOUSANDS EXCEPT PER COMMON SHARE)       1994           1993
Income Highlights
Net income..................................... $   12,811     $   11,092
Return on average assets.......................       1.15%          1.11%
Return on average  shareholders'equity.........      15.06          14.33

Common Stock Highlights
Primary earnings per common share.............. $     1.82     $     1.60
Cash dividends declared........................        .34            .26
Book value at December 31......................      12.98          11.96
Market value at December 31....................      18.25          20.00

Balance Sheet Highlights - Year End
Total assets.................................... $1,156,110     $1,136,577
Loans, net of unearned income...................    664,321        510,046
Deposits........................................    955,641        947,302
Shareholders' equity............................     89,828         81,201

Financial Ratio Highlights
Risk-based capital:
  Tier 1.......................................      12.09%         12.85%
  Total........................................      13.40          14.16
Non-accruing loans/Total loans.................        .53            .48

    See Note 2 for information on recent acquisitions and their effect on 1993 balances.

(Photo of city skyline with Intercontinental Bank appears here)

                                   INTERCONTINENTAL BANK AND SUBSIDIARIES    1

Message to
    Shareholders

    WE ARE VERY PLEASED to report that Intercontinental Bank achieved record earnings again in 1994. Net income was $12,811,000, or $1.82 per share, compared with net income of $11,092,000, or $1.60 per share, reported in 1993. The 1994 earnings represent a 15 percent increase over the 1993 results. This earnings improvement is reflective of the continued successful implementation of our business strategy, which focuses on small to middle-sized businesses and high net worth individuals in South Florida, coupled with the balance sheet growth and economies of scale which are the bi-products of our recent acquisitions. Also during fiscal 1994, we benefited from a meaningful economic recovery which began to take shape in South Florida.


    We were most fortunate last year to be able to merge two well located independent banks into Intercontinental Bank and thereby gain a meaningful presence in two previously unserved markets: Coral Gables and Boca Raton. The Bank of Coral Gables merger in July of 1994 gave us two extremely attractive branch office locations in Dade County which together contained $86 million in deposits. As a result of that acquisition, George M. Corrigan, who had previously been Chairman of the Board of The Bank of Coral Gables, joined our Board as Vice Chairman. Also, Charles E. Largay, a prominent Coral Gables businessman and Director of the merged bank, became a member of our Board.


(Photo of William H. Allen, Jr. and William L. Morrison appears here)
        William H. Allen, Jr.                     William L. Morrison

    Boca Bank, which we acquired on December 30, 1994, conducted business through two excellent banking facilities in southern Palm Beach County which together contained deposits totaling $68 million. Kathleen A. Assaf, the former Chairman of Boca Bank's parent company, has subsequently been elected to Intercontinental Bank's Board. In addition, Phillip W. Py, former Chairman of Boca Bank, has joined Intercontinental Bank in an executive management position with responsibilities for Palm Beach County. The acquisition of Boca Bank and the merger of that bank into Intercontinental Bank represent our first entry into the potentially lucrative south Palm Beach County market. We are optimistic about our prospects in Palm Beach County and hope to be able to grow our franchise meaningfully within that attractive marketplace in the future.


    At year end, Intercontinental Bank operated 26 branch locations in South Florida. Of that number, 17 locations were in Dade County, 7 locations were in Broward County and 2 locations were in Palm Beach County. We continue to explore opportunities to expand our franchise through acquisitions and otherwise.


    During late 1994, Intercontinental Bank executed a contract to sell two branch locations to another financial institution. The two branch locations covered by the contract are former savings and loan offices which contain approximately $32 million in deposits. The decision to sell these two branch locations was driven by the fact that each branch is located in an area which generally is devoid of the small to middle-sized businesses which are the core of our commercial banking strategy. Intercontinental Bank will realize a gain on the sale of these offices.




                                   INTERCONTINENTAL BANK AND SUBSIDIARIES    2

    Partially as a result of a gradually improving economy in South Florida, Intercontinental Bank was able to substantially increase its funded loans during 1994. At year end, gross loans were $666 million, up $155 million, or 30 percent, over the prior year-end level. The Boca Bank acquisition provided approximately $39 million of this growth while the balance was generated internally. Notwithstanding the rapid loan growth realized in 1994, we believe that asset quality has remained very strong as non-performing assets totaled approximately $11 million, or less than one percent of total assets, at year end. Also indicative of strong credit quality is the fact that we generated net recoveries of approximately $250,000 from our loan portfolio in 1994.


    During 1994 we experienced one of the most rapidly rising rate environments in recent history as interest rates increased two to three points along the yield curve. Because non-bank money market alternatives repriced during this rising rate environment more quickly than interest bearing bank deposits, Intercontinental Bank, like most banks, did record some measurable deposit outflow from its money market accounts and its certificate of deposit accounts during 1994. We are pleased to report, however, that we continued to experience growth in our lower-cost deposit categories during the year. For instance, non-interest bearing deposits grew 5.1 percent to $278 million in 1994 and now represent 29 percent of our total deposits. Similarly, NOW accounts grew 11 percent during the year to $145 million. As in the past, our ability to fund our loans and investments using lower-cost sources of funds contributed measurably to our earnings improvement during the recently concluded fiscal year.


    Continuing attention to operating expenses, coupled with the realization of economies of scale resulting from our recent acquisitions, also contributed to earnings increases during 1994. As an example, our efficiency ratio (operating expenses as a percent of total revenues) improved significantly in 1994 as it was reduced to 61.37 percent from 71.24 percent in the prior year.


    In recognition of the continuing earnings improvement of Intercontinental Bank, the Board of Directors on June 22, 1994 increased the annual dividend rate on its common stock to $.36 per share from $.32 per share. The Board will continue to review the appropriateness of our dividend payout ratio in 1995 based on our earnings and based on our need to retain capital in order to support future growth.


    As we begin 1995 we remain enthusiastic about Intercontinental Bank's prospects. Each year Intercontinental Bank becomes better known in South Florida as a premier provider of financial services to small and middle-sized businesses located within our trade area as well as to individuals within our target markets. Notwithstanding the fact that many of our large regional bank competitors claim to also target small to middle-sized businesses, we believe that there continues to exist a niche for locally managed banks which can better serve these customers through longstanding knowledge of their businesses and with the benefit of local decision-making. Additionally, southern Florida seems now to be enjoying a period of steady, if unspectacular, economic growth. This economic growth should continue to benefit existing small and middle-sized businesses within our trade area and should cause the creation of new ones. Given these circumstances, notwithstanding the more competitive banking field in which we are operating today, we believe 1995 should be a good year for Intercontinental Bank.


    We would like to thank all of our officers and employees, as well as our directors, for their hard work and for their contributions during 1994. We would also like to thank our shareholders for their continuing support.


(Signature of William H. Allen, Jr.)   (Signature of William L. Morrison)
William H. Allen, Jr.                   William L. Morrison
Chairman of the Board                   President

                                   INTERCONTINENTAL BANK AND SUBSIDIARIES    3

Selected Financial Highlights and Quarterly Financial Information

Selected Financial Highlights

(IN THOUSANDS EXCEPT PER COMMON SHARE)                           1994          1993        1992        1991        1990

Income Highlights
Net interest income......................................... $   46,790    $   39,914    $ 35,183    $ 26,441    $ 25,084
Provision for credit losses.................................        678           951       2,286       4,638       3,229
Other income................................................     12,968        14,641      12,605      12,939      11,531
Other expenses..............................................     38,808        37,961      35,815      29,444      30,109
Provision for income taxes..................................      7,461         5,663       2,099         713       1,263
Income before cumulative effect of change in
  accounting principle and extraordinary item...............     12,811         9,980       7,588       4,585       2,014
Cumulative effect of change in accounting principle.........                    1,112
Extraordinary item - tax benefit from the utilization
  of a net operating loss carryforward......................                                                          622
Net income..................................................     12,811        11,092       7,588       4,585       2,636

Common Stock Highlights
Income before cumulative effect of change in
  accounting principle and extraordinary item............... $     1.82    $     1.44    $   1.11    $    .69    $    .30
Cumulative effect of change in accounting principle.........                      .16
Extraordinary item..........................................                                                          .09
Net income..................................................       1.82          1.60        1.11         .69         .39
Cash dividends declared.....................................        .34           .26         .20         .20         .20

Balance Sheet Highlights - Year End
Total assets................................................ $1,156,110    $1,136,577    $964,165    $824,728    $728,362
Loans, net of unearned income...............................    664,321       510,046     436,513     447,078     459,539
Deposits....................................................    955,641       947,302     861,782     731,816     631,542
Short-term borrowings.......................................     96,660        94,663      20,251      16,591      22,681
Long-term debt..............................................                      750       1,903       2,035       2,165
Shareholders' equity........................................     89,828        81,201      71,128      64,602      61,184
Book value per common share at December 31..................      12.98         11.96       10.59        9.64        9.13
Market value per common share at December 31................      18.25         20.00       14.50        8.25        6.00


Selected Quarterly Financial Information


                                                                 1994                                        1993
(IN THOUSANDS EXCEPT PER COMMON SHARE)          Fourth     Third      Second     First      Fourth     Third     Second     First
Income Highlights
Net interest income........................... $12,490    $11,920    $11,440    $10,940    $10,471    $10,068    $9,872    $9,503
Provision for credit losses...................     300        175         51        152        151        287       256       257
Other income..................................   3,317      3,862      2,219      3,570      3,921      4,984     3,050     2,686
Other expenses................................   9,609      9,726      9,890      9,583      9,963     10,498     8,734     8,766
Provision for income taxes....................   2,206      2,242      1,236      1,777      1,573      1,542     1,314     1,234
Income before cumulative effect of change
  in accounting principle.....................   3,692      3,639      2,482      2,998      2,705      2,725     2,618     1,932
Cumulative effect of change in accounting
  principle...................................                                                                              1,112
Net income....................................   3,692      3,639      2,482      2,998      2,705      2,725     2,618     3,044

Common Stock Highlights
Income before cumulative effect of change
  in accounting principle..................... $   .52    $   .52    $   .35    $   .43    $   .39    $   .39    $  .38    $  .28
Cumulative effect of change in accounting
  principle...................................                                                                                .16
Net income....................................     .52        .52        .35        .43        .39        .39       .38       .44
Cash dividends declared.......................     .09        .09        .08        .08        .08        .08       .05       .05
Common stock closing prices:
  High........................................   20.00      22.25      22.50      20.00      20.00      18.50     18.00     18.00
  Low.........................................   18.25      19.50      18.50      18.25      18.25      15.63     15.00     14.25
  End of period...............................   18.25      19.75      22.25      18.50      20.00      18.50     16.00     18.00

See Note 2 for information on recent acquisitions and their effect on prior year balances.

                                   INTERCONTINENTAL BANK AND SUBSIDIARIES    4

Management's Discussion and Analysis of Financial Condition and
Results of Operations


Introduction

    Intercontinental Bank is a Florida state-chartered commercial bank based in Miami, Florida which operated 26 commercial banking offices in Dade, Broward and Palm Beach counties on December 31, 1994. Intercontinental also owns Pan American Mortgage Corp. ("PAMCO"), a mortgage banking company which serviced approximately $1.1 billion residential and commercial loans at December 31, 1994. Intercontinental Bank and its subsidiaries are collectively referred to herein as "Intercontinental" or the "Bank".

    In 1994, Intercontinental reported record earnings and continued its expansion in South Florida. Loans and deposits also reached record levels and the Bank's year-end ratio of non-performing assets to total assets continued to be less than one percent. The record earnings were fueled by strong loan growth, higher fee income and significant improvements in the Bank's efficiency and operating expense ratios.

    Three important acquisitions had a positive impact on the Bank in 1994. FIRST, Commercial Trust Bancorp, Inc. and its subsidiary, Commercial Trust Bank ("Commercial Trust"), were merged into Intercontinental on December 31, 1993. The former Commercial Trust had three banking offices in Dade County with $109 million in assets. SECOND, on July 1, 1994, the Bank acquired Interstate Bank Holding Company and its subsidiary, The Bank of Coral Gables. The former Bank of Coral Gables had two banking offices in Dade County with $97 million in assets. This transaction, which was accounted for as a pooling of interests, resulted in the restatement of Intercontinental's historical financial statements for all periods presented. These two acquisitions enhanced Intercontinental's presence in key Dade County areas and had a positive impact on the Bank's 1994 earnings and asset levels. THIRD, on December 30, 1994, Boca Bancorp, Inc. and its subsidiary, Boca Bank, were merged into Intercontinental. The former Boca Bank had two banking offices in Palm Beach County with assets totaling $71 million. This acquisition provided Intercontinental with an opportunity to expand its South Florida franchise into a new market and is expected to have a positive impact on the Bank's future earnings. Since this transaction did not occur until the end of 1994, it had no impact on the Bank's 1994 results of operations or average balances. These acquisitions are more fully described in Note 2. Intercontinental's management intends to continue pursuing other acquisition opportunities in order to expand its banking franchise.

Financial Highlights

    The Bank earned $13 million, or $1.82 per common share, in 1994 compared with $11 million, or $1.60 per common share, in 1993. This increase in earnings reflected a 17 percent increase in net interest income resulting from strong growth in both loans and lower-cost deposits and a 26 percent increase in fee income. The 1994 earnings included a $2.2 million net loss on investment securities transactions compared with a $1.7 million net gain in 1993. Included in 1993's results were a $650,000 gain on the sale of a banking office and a $1.1 million cumulative benefit for the implementation of a new accounting pronouncement which were offset by a $1.8 million additional provision for amortization of purchased mortgage servicing rights.

    The following highlights should be noted when comparing the 1994 results with the prior year:

    (Bullet) The returns on average assets and average shareholders' equity increased to 1.15 percent and 15.06 percent from 1.11 percent and 14.33 percent, respectively.

    (Bullet) The net interest margin increased to 4.86 percent from 4.60 percent.

    (Bullet) Gross loans of $666 million were up $155 million,or 30 percent, as a result of both internal growth and acquisitions.

    (Bullet) Non-performing assets, which consist of non-accruing loans, restructured loans and real estate acquired through foreclosure, totaled $11 million, which was less than one percent of total assets.

    (Bullet) Average non-interest bearing deposits and other transaction accounts (defined to include NOW, savings and money market accounts) together increased $70 million, or 11 percent.

    (Bullet) The provision for credit losses declined to $678,000 from $951,000 while net loan recoveries of $243,000 were a significant improvement over net loan charge-offs of $782,000.

    (Bullet) Service charges on deposit accounts increased $2.4 million, or 38 percent, to $8.7 million.

   (Bullet) The efficiency ratio improved significantly as it was reduced to
61.37 percent from 71.24 percent.

    (Bullet) The operating expense ratio of 3.49 percent was an improvement over the 3.79 percent in the prior year.

Earnings Analysis

NET INTEREST INCOME

    Net interest income totaled $47 million in 1994, representing a $6.9 million increase over 1993. This positive variance resulted from a significant increase in interest income which was partially

                                   INTERCONTINENTAL BANK AND SUBSIDIARIES    5
offset by an increase in interest expense. Table 1 reflects the average balances of interest earning assets and interest bearing liabilities, interest income and interest expense and the weighted average yields/rates of such assets and liabilities for 1994, 1993 and 1992. Table 2 illustrates the components of the net interest income variance.


Table 1                                                  1994                          1993                         1992
                                            Average             Average   Average             Average  Average            Average
(DOLLARS IN THOUSANDS)                      Balance  Interest Yield/Rate  Balance  Interest Yield/Rate Balance  Interest Yield/Rate
Assets
Earning assets:
  Loans, net of unearned income............ $  560,189   $44,610   7.96%  $  451,616   $33,769   7.48%  $435,216   $35,720   8.21%
  Investment securities....................    354,562    19,906   5.61      381,771    21,832   5.72    289,441    18,565   6.41
  Federal funds sold and securities
   purchased under agreements
   to resell...............................     44,091     1,793   4.07       44,619     1,339   3.00     48,078     1,661   3.45
  Interest earning deposits in
   other banks.............................     19,437       825   4.24        3,362        95   2.83     17,306       609   3.52
  Other short-term assets..................                                                                3,142       110   3.50

   Total earning assets....................    978,279    67,134   6.86      881,368    57,035   6.47    793,183    56,665   7.14

Allowance for possible credit losses.......     (9,700)                       (9,076)                     (8,905)
Cash and due from banks....................     61,581                        50,913                      39,289
Other real estate, net.....................      3,728                         6,100                      10,698
Premises and equipment, net................     49,401                        49,527                      50,781
Other assets, net..........................     27,550                        24,043                      19,449
                                            $1,110,839                    $1,002,875                    $904,495

Liabilities and Shareholders' Equity
Deposits:
  NOW accounts............................. $  125,754     2,140   1.70   $  113,052     1,817   1.61   $ 91,283     1,830   2.00
  Savings accounts.........................     58,135     1,205   2.07       57,011     1,257   2.20     48,234     1,386   2.87
  Money market accounts....................    247,803     6,209   2.51      233,945     5,606   2.40    189,009     5,624   2.98
  Time deposits...........................     232,428     8,119   3.49      233,704     7,338   3.14    272,894    11,592   4.25
    Total interest bearing deposits........    664,120    17,673   2.66      637,712    16,018   2.51    601,420    20,432   3.40
Short-term borrowings......................     75,993     2,650   3.49       45,059     1,028   2.28     34,165       929   2.72
Long-term debt............................        248        21   8.47          996        75   7.53      1,918       121   6.31
   Total interest bearing liabilities......    740,361    20,344   2.75      683,767    17,121   2.50    637,503    21,482   3.37
Non-interest bearing deposits..............    275,203                       232,866                     189,095
Other liabilities..........................     10,230                         8,855                       9,185
   Total liabilities.......................  1,025,794                       925,488                     835,783
Shareholders' equity.......................     85,045                        77,387                      68,712
                                            $1,110,839                    $1,002,875                    $904,495
Net interest income/spread.................              $46,790   4.11                $39,914   3.97              $35,183   3.77
Net interest margin........................                        4.86                          4.60                        4.54
Net interest yield.........................                        4.78                          4.53                        4.44
Cost of funds supporting earning assets....                        2.08                          1.94                        2.70

    Loan fees, which are included in interest income and in the calculation of average yields, were $747,000, $585,000 and $408,000 in 1994, 1993 and 1992, respectively.

    Non-accruing loans are included in the average loan balance and are considered in the calculation of the average yields.

    The average yields on investment securities available-for-sale are based on historical amortized cost balances.

                                   INTERCONTINENTAL BANK AND SUBSIDIARIES    6

    Interest income of $67 million in 1994 was $10 million, or 18 percent, higher than the amount reported in 1993. This positive variance was primarily the result of the impact of increases in both the volume and rates earned on average loans. The acquisition of Commercial Trust as well as a 22 percent internal growth in loans contributed significantly to the higher level of average loans. A decrease in the average volume of investment securities caused by the funding requirements for new loans partially offset the positive variance created by higher loan volume.

    Interest expense was $20 million in 1994 compared with $17 million in 1993. This $3.2 million, or 19 percent, increase resulted from the impact of the higher volume of average interest bearing deposits, principally the result of the Commercial Trust acquisition, as well as an increase in borrowings to fund loans. In addition, the higher interest rate environment during 1994, as reflected in a 250 basis point increase in the federal funds rate, contributed to the higher rates paid on the majority of the interest bearing liabilities.

    The net interest margin increased to 4.86 percent in 1994 compared with 4.60 percent in 1993 primarily due to the impact of an increase in the average yields earned on earning assets which was partially offset by the overall increased cost of funds. The increase in the average yields earned on earning assets was due to a higher ratio of average loans to average earning assets in 1994 (57 percent) compared with 1993 (51 percent) as well as an overall increase in interest rates. Average loans, which have a relatively higher yield than other earning asset categories, increased $109 million, or 24 percent, when comparing 1994 with 1993.


PROVISION FOR CREDIT LOSSES

    The provision for credit losses is the expense recorded to maintain the allowance for possible credit losses at an appropriate level. For 1994, the provision for credit losses was $678,000 compared with $951,000 in 1993. The decline in the provision is a reflection of the overall credit quality of the Bank's loan portfolio and management's assessment as to the adequacy of the existing allowance for credit losses. The discussion in the Allowance for Possible Credit Losses section on page 11 describes the relationship between the provision and the allowance.


                                                         1994/1993                           1993/1992
Table 2                                        Changes in Interest Due to:           Changes in Interest Due to:
                                                          Average                             Average
(IN THOUSANDS)                                 Rate       Balance     Total         Rate      Balance        Total
Interest Income
Loans, net of unearned income................ $2,168     $ 8,673     $10,841     $ (3,177)    $ 1,226     $ (1,951)
Investment securities........................   (420)     (1,506)     (1,926)      (1,997)      5,264        3,267
Federal funds sold and securities
  purchased under agreements to resell.......    477         (23)        454         (216)       (106)        (322)
Interest earning deposits in other banks.....     47         683         730         (119)       (395)        (514)
Other short-term assets......................                                                    (110)        (110)

  Total interest income......................  2,272       7,827      10,099       (5,509)      5,879          370

Interest Expense
Deposits:
  NOW accounts...............................    102         221         323         (356)        343          (13)
  Savings accounts...........................    (74)         22         (52)        (323)        194         (129)
  Money market accounts......................    257         346         603       (1,096)      1,078          (18)
  Time deposits..............................    818         (37)        781       (3,029)     (1,225)      (4,254)
Short-term borrowings........................    545       1,077       1,622         (150)        249           99
Long-term debt...............................      9         (63)        (54)          23         (69)         (46)
  Total interest expense.....................  1,657       1,566       3,223       (4,931)        570       (4,361)

  Net interest income........................ $  615     $ 6,261     $ 6,876     $   (578)    $ 5,309     $  4,731

                                   INTERCONTINENTAL BANK AND SUBSIDIARIES    7

    OTHER INCOME Other income for 1994 was $13 million compared with $15 million in 1993. Excluding investment security transactions and the $650,000 gain on the 1993 sale of a banking office, other income would have been $15 million in 1994 compared with $12 million in 1993, representing an increase of $2.9 million, or 24 percent. The components of other income for the years ended December 31 are summarized in Table 3.

Table 3
                                                           Increase
(IN THOUSANDS)                     1994        1993       (Decrease)

Service charges on
  deposit accounts.............. $ 8,660     $ 6,264    $     2,396
Loan administration fees........   4,165       3,922            243
Other customer fees............    1,587       1,245            342
Gain (loss) on investment
  securities....................  (2,243)      1,684         (3,927)
Gain on sale of banking office..                 650           (650)
Other...........................     799         876            (77)

                                 $12,968     $14,641    $    (1,673)

    The following explains certain of the fluctuations illustrated in Table 3:

    (Bullet) Service charges on deposit accounts increased $2.4 million, or 38 percent, to $8.7 million in 1994. The implementation of a new service fee schedule in February 1994 and an increase in the level of transaction accounts primarily resulting from the December 31, 1993 acquisition of Commercial Trust were the primary reasons for the increase in this income category.

    (Bullet) Loan administration fees increased $243,000, or 6.2 percent, to $4.2 million in 1994. This positive variance was primarily due to purchases of mortgage servicing rights in 1993 which generated a higher level of fees in 1994.

    (Bullet) Other customer fees totaled $1.6 million in 1994 compared with $1.2 million in the prior year. This $342,000, or 27 percent, increase primarily resulted from a higher volume of fees collected for electronic funds transfers.

    (Bullet) The Bank recorded a net loss on investment securities of $2.2 million in 1994 and a net gain on investment securities of $1.7 million in 1993. The Investment Securities section on page 9 more fully describes these investment transactions.

    (Bullet) In 1993, the Bank sold its banking office in Orlando, Florida for a gain of $650,000.

    OTHER EXPENSES Other expenses for 1994 totaled $39 million compared with $38 million in 1993, an increase of $847,000, or 2.2 percent. While other expenses increased in 1994, the Bank's operating expense ratio improved from 3.79 percent in 1993 to 3.49 percent in 1994. The efficiency ratio also improved significantly from 71.24 percent in 1993 to 61.37 percent in 1994.

    Included in 1993's results was $1.8 million of additional provision for amortization of purchased mortgage servicing rights caused by higher than expected prepayment experience in PAMCO's mortgage servicing portfolio. Amortization expense in 1994 included a credit adjustment of $500,000 resulting from an improvement in the prepayment performance of PAMCO's mortgage servicing portfolio due to a general increase in long-term interest rates. The components of other expenses for the years ended December 31 are summarized in Table 4.

Table 4
                                                         Increase
(IN THOUSANDS)                    1994       1993       (Decrease)

Personnel.....................  $19,979    $18,320    $     1,659
Occupancy and
  equipment, net...............   5,333      4,640            693
Amortization of purchased
  mortgage servicing rights....   2,517      4,014         (1,497)
Amortization of other
  intangible assets............     747        373            374
FDIC insurance premiums........   2,055      2,113            (58)
Professional fees..............     900      1,249           (349)
Other real estate..............     930        761            169
Stationery and supplies........     747        595            152
Postage and courier............     695        650             45
Data processing................     691        892           (201)
Other..........................   4,214      4,354           (140)
                                $38,808    $37,961    $       847

    The following explains certain of the fluctuations illustrated in Table 4:

    (Bullet) In 1994, personnel expenses totaled $20 million. The $1.7 million, or 9.1 percent, increase was due to the increased staff level primarily resulting from the acquisition of Commercial Trust.

    (Bullet) Net occupancy and equipment expenses in 1994 totaled $5.3 million which was $693,000, or 15 percent, higher than 1993 due to the expenses associated with the addition of three former Commercial Trust banking offices as well as lower tenant rental income.

                                   INTERCONTINENTAL BANK AND SUBSIDIARIES    8

    (Bullet) Amortization of other intangible assets totaled $747,000 in 1994, double the $373,000 reported in 1993 as a result of the amortization of goodwill and core deposit premiums associated with Commercial Trust.

    (Bullet) FDIC insurance premiums of $2.1 million in 1994 were down slightly from 1993 as the impact of the increase in deposits was more than offset by a decrease in the assessment rate.

    (Bullet) Professional fees, which include accounting and legal fees, decreased $349,000, or 28 percent, to $900,000 in 1994.
    The favorable resolution of two major lawsuits during 1993 caused a sharp decline in legal expenses in 1994.

    (Bullet) Other real estate expenses of $930,000 were $169,000, or 22 percent, higher than the $761,000 reported in 1993 due to the recording of a higher provision for possible losses in 1994.

    (Bullet) Expenses for stationery and supplies and postage and courier in 1994 increased over the 1993 levels due to the recent acquisitions.

    (Bullet) Data processing expenses of $691,000 in 1994 were $201,000, or 23 percent, lower than the $892,000 in 1993 because of the cancellation of certain contracts related to the former Bank of Coral Gables.

    Included in net occupancy and equipment expenses in each of 1994, 1993 and 1992 was approximately $1.5 million in net tenant rental income related to a single tenant lease on an office building owned by Intercontinental. The lease, which has a ten-year term, is due to expire in December 1995. The current tenant has notified Intercontinental that it is not renewing its lease. Intercontinental is presently evaluating its alternatives including leasing the building to new tenants and/or using the building for its own expansion purposes. The effect of the non-renewal of this lease cannot be fully measured at the present time and may have a material impact on the Bank's future occupancy expenses and net income.


INCOME TAXES AND CUMULATIVE EFFECT OF A CHANGE
IN ACCOUNTING PRINCIPLE

    The provision for income taxes for 1994 and 1993 was $7.5 million and $5.7 million, respectively. The $1.8 million increase in the provision was related to an increase in income before income taxes over the prior year.

    The Bank adopted, on a prospective basis, Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("SFAS No. 109"), in 1993. SFAS No. 109 requires companies to compute deferred income taxes under the liability method and permits the recognition of deferred tax assets for the tax effect of future deductions. The cumulative benefit of adopting SFAS No. 109 in Intercontinental's 1993 results of operations was $1.1 million, or $.16 per common share.

Summary of Changes in Financial Position

    The following is a summary of the changes in the financial position of the Bank from December 31, 1993 through year-end 1994. Following this summary are more detailed explanations of some of the major balance sheet accounts as well as a discussion of interest sensitivity, liquidity and capital resources.

    Total assets aggregated $1.2 billion at year-end 1994, a $20 million increase over year-end 1993 as gross loans increased $155 million while investment securities declined $138 million. The reasons for these changes are discussed below.

    Net other real estate decreased $985,000, or 22 percent, to $3.4 million at December 31, 1994 primarily due to the low volume of new foreclosures. In addition, $1.4 million of property was sold during 1994.

    Intangible assets, which are included in Other assets, net on the Consolidated Balance Sheet, remained unchanged at $19 million at the end of 1994. The $1.7 million addition to intangible assets resulting from acquisitions plus the $1.6 million addition to purchased mortgage servicing rights were offset by $3.3 million of amortization during the year.


Balance Sheet Review

FAIR VALUE OF FINANCIAL INSTRUMENTS

    SFAS No. 107, "Disclosures about Fair Value of Financial Instruments", requires all entities to disclose the fair value of their financial instrument assets and liabilities. Fair value as defined by SFAS No. 107 is the amount at which an instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale. Estimated fair values have been determined by the Bank using the best available data and an estimation methodology suitable for each category of financial instruments. Changes in assumptions or estimation methodologies may have a material effect on these estimated fair values. Since it is the Bank's general practice and intent to hold most of its financial instruments to maturity and not to engage in trading or sales activities, the value eventually received for these instruments may vary significantly from the estimated fair value at December 31, 1994. Fair value disclosures for investment securities, loans and deposits are discussed under their respective captions below. Note 15 describes the methodologies used to compute these fair value estimates.


INVESTMENT SECURITIES

    The Financial Accounting Standards Board has mandated fundamental changes in the accounting for investment securities including the shift from historical cost accounting to market value accounting for certain securities. The Bank implemented these new rules on January 1, 1994 resulting in the establishment

                                   INTERCONTINENTAL BANK AND SUBSIDIARIES    9
of two separate classifications of investment securities - held-to-maturity and available-for-sale. Additional disclosures related to these new rules are included in Note 3. Table 5 illustrates the components of the investment securities portfolio at December 31.

    During 1994, interest rates rose approximately 200 to 300 basis points across the maturity spectrum. The Federal Reserve increased the federal funds rate six times in 1994 for a total of 250 basis points. This higher interest rate environment was directly reflected in the market value of the Bank's investment portfolio. As of December 31, 1994, the available-for-sale portfolio, which is recorded at market value, was valued at $206 million resulting in an unrealized loss of $7.5 million. This unrealized loss was reflected, net of its related tax effect, as a $4.7 million reduction in shareholders' equity.

    At December 31, 1994,the fair value of Intercontinental's held-to-maturity portfolio totaled $110 million compared with a book value of $117 million, representing an unrealized loss of $7.8 million. This unrealized loss, which was primarily attributable to the higher interest rate environment at year-end 1994 in comparison with the Bank's investment portfolio yield, was in addition to the $7.5 million mark-to-market adjustment in the available-for-sale portfolio discussed above. The available-for-sale portfolio is moderately immunized against interest rate fluctuations due to its short duration.

    The Bank realized $2.2 million of investment security losses in 1994 and $1.7 million of investment security gains in 1993. Of the $2.2 million in investment security losses in 1994, a net amount of $1.3 million was realized in the 1994 second and third quarters combined when the Bank sold $118 million of mostly lower-yielding securities from its available-for-sale portfolio as a defensive measure against further interest rate increases. During the third quarter, the Bank reinvested a portion of these proceeds in shorter-term treasury securities because of the uncertainty in the interest rate environment. These purchases resulted in a higher yield and a shorter average maturity in the Bank's available-for-sale investment portfolio. Of the $1.7 million of investment security gains in 1993, $1.4 million was realized when, in anticipation of the Bank's acquisition of Commercial Trust, Intercontinental restructured


Table 5                                            Held-to-Maturity - 1994       Available-for-Sale - 1994        Book Value
                                               Amortized    Market   Average   Amortized   Market   Average
(DOLLARS IN THOUSANDS)                           Cost       Value     Yield       Cost      Value    Yield      1993       1992
U.S. Government and Agency Securities
Due within one year............................                                $ 53,296   $ 52,869    5.54%
Due after one year through five years..........                                 139,601    133,092    5.75
Due after five years through ten years.........                                  10,180      8,691    5.48
  Total U.S. Government and
    agency securities..........................                                 203,077    194,652    5.68    $297,373   $287,140
Mortgage-backed Securities
Due after one year through five years.......... $ 48,706   $ 45,372    5.63%
Due after five years through ten years.........   16,889     15,546    5.97
Due after ten years............................   51,201     48,183    6.49       2,096      2,141    9.16
  Total mortgage-backed securities.............  116,796    109,101    6.06       2,096      2,141    9.16     140,438     61,632
Other Debt Securities
Due within one year............................                                     290        288    4.68
Due after one year through five years..........                                   6,969      6,708    5.64
Due after five years through ten years.........                                     100        100    8.13
Due after ten years............................      357        287    6.37
  Total other debt securities..................      357        287    6.37       7,359      7,096    5.63      21,977        533
Equity Securities..............................      231        231    0.00       1,114      2,256    8.97       1,346      1,346
                                                $117,384   $109,619    6.04    $213,646   $206,145    5.73    $461,134   $350,651

                                   INTERCONTINENTAL BANK AND SUBSIDIARIES    10
its investment securities portfolio resulting in the transfer and subsequent sale of $50 million in U.S. treasury securities from the held-for-investment to the held-for-sale portfolio.


LOANS

    At December 31, 1994, gross loans totaled $666 million, representing a $155 million, or 30 percent, increase over the prior year's balance of $512 million. The acquisition of Boca Bank accounted for $39 million of this increase and new loan advances in excess of net loan repayments accounted for the remainder. The Bank's significantly increased loan volume reflected its success in marketing its services to small to mid-size customers as well as an improving economic environment in South Florida and was reflected in its higher loan to deposit ratio (70 percent in 1994 and 54 percent in 1993).

    Management believes that the composition of the Bank's loan portfolio as illustrated in Table 6 is well diversified. Approximately $100 million, or 31 percent, of the commercial real estate loans were due from small to mid-size businesses with whom Intercontinental maintains a multi-faceted banking relationship. Management believes that its knowledge of these customers and their businesses enhances Intercontinental's ability to evaluate and monitor the overall creditworthiness of its customers and, therefore, mitigates what otherwise might be collateral-dependent exposure in adverse real estate markets. The remaining commercial real estate loans were comprised of loans secured by income properties of various types. No one property type comprised more than 20 percent of the commercial real estate loans.

    The fair value of net loans at December 31, 1994 was $643 million compared with a book value of $653 million. This unrealized loss in the loan portfolio was a direct result of the year-end 1994 higher interest rate environment.



Table 6                                  Percent             Percent             Percent               Percent          Percent
                                        of Total            of Total             of Total             of Total          of Total
(DOLLARS IN THOUSANDS)          1994      Loans     1993      Loans     1992      Loans       1991     Loans     1990     Loans
Commercial real estate....... $326,652      49%   $227,765      45%   $180,127      42%   $ 181,851     40%   $186,287      41%
Commercial...................  168,969      25     145,177      28     121,302      28      110,697     25     104,083      23
Residential real estate......  157,338      24     123,515      24     115,843      26      119,966     27     139,214      30
Consmer......................   11,225       2      12,879       3      18,173       4       31,888      7      20,218       4
International................    2,169               2,284               2,173                4,068      1      10,546       2
                               666,353     100%    511,620     100%    437,618     100%     448,470    100%    460,348     100%
Unearned income..............   (2,032)             (1,574)             (1,105)              (1,392)              (809)
                              $664,321            $510,046            $436,513            $ 447,078           $459,539

ALLOWANCE FOR POSSIBLE CREDIT LOSSES

    At December 31, 1994, the allowance for possible credit losses was $12 million compared with $9.5 million reported at December 31, 1993. Of the $2.3 million increase in the allowance, $1.3 million is attributable to the December 30, 1994 acquisition of Boca Bank. As illustrated in Table 7, a $678,000 provision for credit losses was recorded and charge-offs of $426,000 were more than offset by recoveries of $669,000.

    The level of non-accruing loans, which represented .53 percent of total loans, is an indication of the favorable credit quality of the Bank's loan portfolio. The Bank's ratio of the allowance for possible credit losses to loans was 1.77 percent at December 31, 1994 compared with a ratio of 1.87 percent at year-end 1993. The ratio of the allowance to non-accruing loans was 331 percent at year-end 1994 compared with 386 percent at December 31, 1993.

                                   INTERCONTINENTAL BANK AND SUBSIDIARIES    11

Table 7




(DOLLARS IN THOUSANDS)                            1994        1993       1992       1991       1990
Balance at January 1........................... $ 9,521     $9,302     $9,303     $10,089     $12,764
Provision charged to expense...................     678        951      2,286       4,638       3,229
Charge-offs:
  Commercial real estate.......................                309        618         608       2,704
  Commercial...................................     310        651      1,369       2,596       1,191
  Residential real estate......................      43        167        596         363         252
  Consumer.....................................      73        151        424         231         292
  International................................                           200       3,198       2,014
                                                    426      1,278      3,207       6,996       6,453

Recoveries:
  Commercial real estate.......................     282         63         91         101          51
  Commercial...................................     218        305        325         285         331
  Residential real estate......................      25          3          3          20          16
  Consumer.....................................     144        125        160         131         151
  International................................                           341          35
                                                    669        496        920         572         549
Net charge-offs (recoveries)..................     (243)       782      2,287       6,424       5,904
Allowance for possible credit losses of
  banks acquired and banking office sold.......   1,337         50                  1,000
Balance at December 31......................... $11,779     $9,521     $9,302     $ 9,303     $10,089
Net charge-offs (recoveries)/average loans.....    (.04%)      .17%       .53%       1.49%       1.26%


    Management determines the adequacy of the allowance for possible credit losses periodically by estimating the loss exposure allocable to credits deemed to possess specifically identifiable loss characteristics. In addition, management evaluates the general risk of loss within the portfolio attributable to those credits which are not deemed to possess any specifically identifiable loss characteristics. The latter portion of the allowance is considered unallocated and available for any classification of credits where unforeseen problems might develop. Table 8 summarizes the allocation of the allowance for possible credit losses by loan category at December 31.



                                  1994                 1993                 1992                     1991                1990
                        Allowance              Allowance            Allowance              Allowance             Allowance
                            for     Percent       for      Percent     for       Percent      for      Percent      for      Percent
Table 8                  Possible  of Loans    Possible   of Loans   Possible   of Loans    Possible  of Loans   Possible   of Loans
                          Credit   to Total     Credit    to Total    Credit    to Total     Credit   to Total    Credit    to Total
(DOLLARS IN THOUSANDS)    Losses     Loans      Losses      Loans     Losses      Loans      Losses     Loans     Losses      Loans
Commercial
  real estate............ $            49%       $  239      45%    $  786        42%      $  366       40%    $    902        41%
Commercial...............    603       25           169      28        479        28        1,166       25          612        23
Residential real estate..    154       24            76      24        198        26          194       27          201        30
Consumer.................               2            63       3        422         4          870        7          309         4
International............    436                    207                562                  1,375        1        4,000         2
Unallocated.............. 10,586                  8,767              6,855                  5,332                 4,065
                          11,779      100%       $9,521     100%    $9,302       100%      $9,303      100%    $ 10,089       100%

                                   INTERCONTINENTAL BANK AND SUBSIDIARIES    12

CREDIT RISK ASSETS

    Table 9 summarizes the composition of non-performing assets at December 31. Non-performing assets, which consist of non-accruing loans, restructured loans and real estate acquired through foreclosure (classified as Other real estate, net on the Consolidated Balance Sheet), totaled $11 million at the end of 1994, up $3.9 million over the prior year end. Included in the $11 million balance was $3.6 million of non-performing assets related to banks acquired in the previous 12 months. The ratio of non-performing assets to assets at December 31, 1994 was .93 percent.

Table 9

(IN THOUSANDS)                1994      1993       1992       1991       1990
Non-accruing loans:
  Domestic................. $ 3,554    $2,465    $11,860    $16,019    $12,938
  International............                                   1,554      6,311
                              3,554     2,465     11,860     17,573     19,249
Restructured loans.........   3,837
Other real estate, net.....   3,417     4,402      9,518     10,165     11,952
                            $10,808    $6,867    $21,378    $27,738    $31,201

    Information on non-accruing loans follows in Table 10. In total, non-accruing loans increased $1.1 million from $2.5 million at December 31, 1993 to $3.6 million at the end of 1994. Approximately $1.4 million, or 40 percent, of the year-end 1994 non-accruing loan balance was attributable to recent acquisitions.


Table 10

(IN THOUSANDS)                                                1994      1993       1992       1991       1990
Non-accruing loans at December 31:
  Domestic.................................................. $3,554    $2,465    $11,860    $16,019    $12,938
  International.............................................                                  1,554      6,311
Interest income which would have been recorded under
  original terms:
  Domestic..................................................    153        81        587        691      1,251
  International.............................................                                     93        223
Interest income inclded in net income:
  Domestic..................................................     77       139         88        308        107
  International.............................................                                    141        382
Commitments to lend additional funds:
Domestic....................................................                                                85

    Certain loans, although they are past due 90 days or more, are not classified as non-accruing. These loans totaled:

    (Bullet) $457,000 at December 31, 1994,

    (Bullet) $601,000 at December 31, 1993,

    (Bullet) $751,000 at December 31, 1992,

    (Bullet) $770,000 at December 31, 1991 and

    (Bullet) $2.5 million at December 31, 1990.

    In addition to non-accruing, restructured and past due loans, the Bank has identified loans totaling $2.2 million at December 31, 1994 for which management has concerns about their continued performance and, in some cases, their ultimate collectibility in full even though payments are current or less than 90 days past due, and the borrowers are complying with their loan agreements. Management, in its evaluation of the adequacy of the allowance for possible credit losses, takes into account the risks associated with these loans. Approximately $1.5 million of these loans were residential real estate loans which are substantially collateralized.

                                   INTERCONTINENTAL BANK AND SUBSIDIARIES    13

DEPOSITS

    Intercontinental's primary funding source is customer deposits. Over the past several years, the banking industry in general has experienced disintermediation as many customers moved their deposit accounts to mutual funds, money market funds and other higher-yielding investment alternatives. This trend has served to slow the deposit growth of Intercontinental and the entire banking industry. As shown in Table 11, total deposits at December 31, 1994 of $956 million were $8.3 million higher than the $947 million at year-end 1993. Excluding the acquisition of Boca Bank, which contributed $68 million in deposits, total deposits declined $60 million. This reduction included $20 million in public fund deposits and $10 million in deposits related to Hurricane Andrew with the remainder resulting from various factors including the disintermediation discussed above. In spite of this adverse trend, the Bank continues to enjoy growth in its lowest-cost deposit categories. Year to year, non-interest bearing deposits grew 5.1 percent to $278 million in 1994 while NOW accounts grew 11 percent to $145 million in 1994.

    The estimated fair value of time deposits at year-end 1994 was $241 million, $716,000 lower than the book value. The unrealized appreciation is due to higher current market deposit rates in comparison with the weighted average cost of the Bank's time deposits at December 31, 1994.

Table 11                                         Percent                     Percent                     Percent
                                                of Total                     of Total                   of Total
(DOLLARS IN THOUSANDS)             1994          Deposits       1993         Deposits      1992          Deposits
Non-interest bearing accounts... $278,013           29%      $264,612           28%      $220,179           25%
NOW accounts....................  145,060           15        130,292           14        108,255           13
Savings accounts................   57,979            6         58,089            6         56,590            7
Money market accounts...........  232,561           25        252,884           27        225,964           26
Time deposits...................  242,028           25        241,425           25        250,794           29
                                 $955,641          100%      $947,302          100%      $861,782          100%

Shareholders' Equity

    Shareholders' equity at December 31, 1994 of $90 million increased $8.6 million over year-end 1993. The Consolidated Statement of Changes in Shareholders' Equity illustrates the activity in shareholders' equity for the three years ended December 31, 1994.

    Intercontinental's common stock, which trades on The Nasdaq Stock Market under the symbol ICBK, closed at $18.25 per share on December 31, 1994. The 6.9 million shares of common stock outstanding at year-end 1994 were held by approximately 1,900 holders of record. In addition to common stock outstanding, Intercontinental had 350,000 shares of preferred stock outstanding at December 31, 1994 held by one shareholder.

    Effective in the third quarter 1994, Intercontinental's Board of Directors increased the Bank's annual dividend rate on its common stock to $.36 per share from $.32 per share. The Board's decision to increase the dividend was based on the Bank's continued improvement in its financial results as well as expectations for future growth in earnings.

    Dividends declared aggregated $2.3 million in 1994 and $1.6 million in 1993 reflecting this rate increase as well as the increase in the number of shares of common stock outstanding resulting from the July 1, 1994 acquisition of The Bank of Coral Gables. The payment of dividends is subject to the discretion of Intercontinental's Board of Directors and depends upon a number of factors, including Intercontinental's operating results, its financial condition and regulatory limitations.

                                   INTERCONTINENTAL BANK AND SUBSIDIARIES    14

Interest Sensitivity

    The Bank's management believes that its interest rate risk is best measured by the amount of earnings at risk given specified changes in interest rates. The Bank models interest rate sensitivity with an earnings simulation model. This model captures all earning assets and interest bearing liabilities and combines various factors affecting rate sensitivity into an earnings outlook which incorporates management's view of the interest rate environment that is most likely for the next 12 months. The Asset Liability Management Committee reviews and updates the underlying assumptions included in the earnings simulation model on a periodic basis.

    The Bank's interest rate sensitivity analysis is based on multiple interest rate scenarios and projected changes in balance sheet categories and other relevant assumptions. Changes in management's outlook and other market factors may cause actual results to differ from the current simulated outlook. The sensitivity of earnings to changes in interest rates is determined by assessing the impact on net interest income of rising and falling interest rate scenarios. The model uses three scenarios - most likely, rising and declining - in analyzing interest rate sensitivity and determines the interest sensitivity by measuring the change in net interest income between rising and falling rate scenarios (dispersion). The Bank manages its interest rate risk by targeting to maintain this dispersion within certain policy limits.

    The interest rate risk sensitivity model is supplemented with traditional gap measurement. The gap tables have certain limitations in their ability to accurately portray interest sensitivity; however, they do provide a static reading of the Bank's interest rate risk exposure. The Bank's gap table at December 31, 1994 is shown in Table 12. As of that date, Intercontinental remained liability sensitive (interest sensitive liabilities subject to repricing exceeded interest sensitive assets subject to repricing) on a 365-day basis to the extent of $43 million. This "negative gap" at December 31, 1994 was
3.7 percent of total assets compared with 4.4 percent at year-end 1993. The primary cause for this decrease in the gap was the sale of certain treasury securities with greater than one year maturity. The Bank's targeted gap position varies with management's outlook of the interest rate environment and generally is in the range of negative 20 percent to positive 10 percent. The Bank measures its gap position as a percentage of its total assets.

    While the absolute level of gap is a measurement of interest rate risk, the quality of the assets and liabilities in the balance sheet must be analyzed in order to understand the degree of interest rate risk taken by the Bank. The available-for-sale securities portfolio with a weighted average maturity of 2.3 years provides further protection against structural changes in the interest rate environment which are longer term than one year. This reliance on highly liquid treasury securities significantly mitigates the interest rate risk for gap management purposes while simultaneously providing a positive income stream for the Bank.

    The Bank may, from time to time, utilize derivative products, such as interest rate swaps, floors and caps, in its management of interest rate risk; however, there were no derivative contracts outstanding at December 31, 1994 or 1993.

                                                                                                         Over One
Table  12                                                                                   Total       Year and
                                      0-30         30-90        90-180       180-365      Interest    Non-interest
(IN THOUSANDS)                        Days          Days          Days          Days     Sensitive      Sensitive       Total
Interest Sensitive Assets
Loans........................... $  314,991    $   30,603    $   72,812    $  128,198    $  546,604    $    119,749   $  666,353
Investment securities...........      3,734         9,790         8,858        62,261        84,643         238,886      323,529
Federal funds sold..............     27,000                                                  27,000                       27,000
Interest earning deposits
  in other banks................        381                                                     381                          381
                                    346,106        40,393        81,670       190,459    $  658,628    $    358,635   $1,017,263

Interest Sensitive Liabilities
Deposits........................    494,868        43,855        40,880        25,597    $  605,200    $    350,441   $  955,641
Borrowings......................     96,660                                                  96,660                       96,660
                                    591,528        43,855        40,880        25,597    $  701,860    $    350,441   $1,052,301
Gap............................. $ (245,422)   $   (3,462)   $   40,790    $  164,862    $  (43,232)
Cumulative gap.................. $ (245,422)   $ (248,884)   $ (208,094)   $  (43,232)   $  (43,232)

                                   INTERCONTINENTAL BANK AND SUBSIDIARIES    15

Liquidity and Capital Resources

    Management believes that maintaining an exceptionally strong capital base enhances the profitable growth opportunities of the Bank. Management carefully monitors the level and distribution of capital relative to the size and mix of its balance sheet in order to maximize shareholder returns. Earnings provide the main source of equity capital to support asset growth.

    Regulatory agencies have established a risk-based capital framework that makes capital requirements more sensitive to the risk profiles of individual banking companies. These guidelines define capital as either core (Tier 1) capital or supplementary (Tier 2) capital. Tier 1 capital consists primarily of shareholders' equity, while Tier 2 capital is comprised of certain debt instruments and a portion of the allowance for possible credit losses. Leverage capital is the ratio of Tier 1 capital to average total assets.

    The Bank is required to have a minimum Tier 1 capital ratio of 4 percent and a total risk-based capital ratio (Tier 1 plus Tier 2) of 8 percent. At December 31, 1994, the Bank's Tier 1 and total risk-based capital ratios were 12.09 percent and 13.40 percent, respectively. At that same time, the Bank's leverage capital ratio was 7.87 percent. The Bank's capital ratios not only exceeded the minimum standards, but substantially exceeded the ratios required to meet the regulatory definition of a "well capitalized institution". Table 13 presents the Bank's capital ratios at December 31. The 1994 risk-based capital ratios decreased from the 1993 ratios primarily due to an increase in risk-based assets during 1994.

Table  13
                             1994      1993
Leverage capital ratio.....  7.87%     7.08%
Risk-based capital:
  Tier 1................... 12.09     12.85
  Total.................... 13.40     14.16

    Intercontinental's management intends to continue to expand by seeking acquisition opportunities which will strengthen and enhance its existing franchise. Such acquisitions may be for cash or may involve the issuance of additional common stock or other securities of the Bank.

    The Bank's liquidity policy requires that it maintain a 5 percent primary liquidity ratio consisting of cash, due from bank deposits, overnight and short-term investments maturing in less than 180 days and a secondary liquidity ratio of 15 percent consisting of the components of primary liquidity and all other unpledged investments. These ratios are calculated as a percent of the deposit base excluding public fund deposits. The Bank's primary and secondary liquidity ratios on December 31, 1994 were 10 percent and 32 percent, respectively.

    A minimum liquidity level approximating $25 million, in addition to cash and due from banks, is deemed prudent by Intercontinental for the effective operation of the Bank under present circumstances. At year-end 1994, Intercontinental had, in addition to cash and due from banks, a total of $32 million of short-term assets maturing in less than 90 days primarily consisting of overnight investments and treasury securities. As a result of the Bank's current liquidity position and its ability to borrow against its securities portfolio, the Bank has sufficient liquidity to meet current funding requirements in connection with its day-to-day operations.


Analysis of 1993 Versus 1992

INTRODUCTION

    1993 was an extraordinarily successful year for the Bank. Intercontinental reported record earnings of $11 million and surpassed the $1 billion asset milestone. Loans and deposits also reached record levels and the Bank's year-end asset quality ratios ranked among the best in the industry. The Bank's earnings reflected a 13 percent increase in net interest income resulting from strong growth in both loans and lower-cost deposits coupled with a 68 percent reduction in non-performing assets from December 31, 1992 levels. Improved asset quality resulted in a lower provision for credit losses and a decrease in net loan charge-offs. In addition, Intercontinental maintained tight control over its operating expenses despite an increase in the Bank's size. Such expense control was reflected in the decrease in the Bank's operating expense ratios year over year.

    During 1993, the Bank continued the expansion of its market share in South Florida with its December 31, 1993 acquisition of Commercial Trust. In addition to the favorable financial performance reported during the year, 1993 also included the successful resolution of certain litigation. The combination of the Bank's continued growth, record earnings and positive asset quality trends contributed to an excellent market performance by its common stock during the year. The Bank's common stock closed at $20.00 per share on December 31, 1993, representing a 38 percent increase over the prior year end.


SUMMARY OF FINANCIAL RESULTS

    The Bank earned $11 million, or $1.60 per common share, in 1993 compared with $7.6 million, or $1.11 per common share, in 1992, representing an increase of 46 percent. This increase


                                   INTERCONTINENTAL BANK AND SUBSIDIARIES    16
in earnings resulted from higher net interest income and fee income, gains on the sales of investment securities and a banking office as well as decreases in both the provision for credit losses and certain expense categories. Also included in 1993's results was $1.8 million of additional provision for amortization of purchased mortgage servicing rights caused by higher than expected prepayment experience in PAMCO's mortgage servicing portfolio.

    The 1993 results also included the impact of a $1.1 million cumulative accounting adjustment for the implementation of a new accounting pronouncement. Without this adjustment, 1993's net income would have been $10 million, or $1.44 per common share, representing a 32 percent increase over 1992's comparable period.


NET INTEREST INCOME

    Net interest income is the main source of operating income for the Bank. Table 1 reflects the average balances of interest earning assets and interest bearing liabilities, interest income and interest expense and the weighted average yields/rates of such assets and liabilities for 1993 and 1992.

    Net interest income totaled $40 million in 1993, representing a $4.7 million increase over 1992. This positive variance resulted from a higher balance of earning assets coupled with the impact of the lower interest rate environment. The components of this variance are illustrated in Table 2.

    Interest income of $57 million in 1993 was $370,000 higher than the amount reported in 1992. The decrease in the average yield earned on average earning assets (primarily loans and investment securities) was more than offset by the increase in the volume of these assets (primarily investment securities). Specifically, a 73 basis point decrease in the average yield on loans and a 69 basis point decrease in the average yield on investment securities was more than offset by a $92 million increase in average investment securities. The Bank's high yielding fixed rate residential loan and mortgage-backed securities portfolios and a reduction in the Bank's non-accruing loans cushioned the impact of the declining interest rates on earning asset yields.

    Interest expense was $17 million in 1993 compared with $21 million in 1992. The $4.4 million decrease was primarily the result of lower average interest rates paid on all deposit categories, especially time deposits which declined 111 basis points, and an increase in the percentage of lower-cost transaction deposit account balances to total deposit account balances. In addition, the average rate paid on short-term borrowings also decreased significantly during the year.

    The net interest margin increased to 4.60 percent in 1993 compared with 4.54 percent in 1992. The primary reasons for this favorable variance were the decrease in non-performing assets and the increase in the percentage of lower-cost transaction deposit account balances to total deposit account balances. The declining interest rate environment which resulted in a steep yield curve by historical standards also benefited the Bank's net interest margin. The substantial decline in short-term interest rates reduced the total cost of interest bearing deposits despite the substantial increase in the average interest bearing deposit balances.


PROVISION FOR CREDIT LOSSES

    For 1993, the provision for credit losses was $951,000 compared with $2.3 million in 1992. The decline in the provision was a reflection of the improved credit quality of the Bank's loan portfolio and management's evaluation as to the adequacy of the existing allowance for credit losses.


OTHER INCOME

    Other income for 1993 was $15 million compared with $13 million in 1992, representing an increase of $2 million, or 16 percent. The components of other income for the years ended December 31 are summarized in Table 14.

Table  14

(IN THOUSANDS)                         1993       1992      Increase
Service charges on
  deposit accounts.................. $ 6,264    $ 5,765    $    499
Loan administration fees............   3,922      3,424         498
Other customer fees.................   1,245      1,010         235
Gain on investment securities.......   1,684      1,628          56
Gain on sale of banking office......     650                    650
Other...............................     876        778          98
                                     $14,641    $12,605    $  2,036

    The following explains certain of the fluctuations illustrated in Table 14:


    (Bullet) Service charges on deposit accounts increased $499,000 to $6.3 million in 1993. An increase in the level of transaction accounts which resulted from bank acquisitions as well as the implementation of a new service fee schedule during 1993 had a positive impact on this income category.

    (Bullet) Loan administration fees increased $498,000 to $3.9 million in 1993. At December 31, 1993, $1.1 billion of loans were serviced by PAMCO compared with $801 million at year-end 1992.

                                   INTERCONTINENTAL BANK AND SUBSIDIARIES    17

    (Bullet) Other customer fees totaled $1.2 million in 1993 compared with $1 million in the prior year. This $235,000 increase primarily resulted from a higher volume of fees collected for customer services including letters of credit, safe deposit boxes and electronic funds transfers.

    (Bullet) The Bank recorded a net gain on the sale of investment securities of $1.7 million in 1993, $56,000 higher than 1992. These gains were the result of sales of held-for-sale securities. The Investment Securities section on page 9 more fully describes these security transactions.

    (Bullet) In 1993, the Bank sold its banking office in Orlando, Florida for a gain of $650,000.


OTHER EXPENSES

    Other expenses for 1993 and 1992, excluding the amortization of purchased mortgage servicing rights, totaled $34 million. Intercontinental maintained tight control over its operating expenses despite the increase in the Bank's size, which was reflected in the decrease in the Bank's operating expense ratios year over year.

    Included in 1993's results was $1.8 million of additional provision for amortization of purchased mortgage servicing rights caused by higher than expected prepayment experience in PAMCO's mortgage servicing portfolio. Included in the 1992 results were approximately $1 million of expenses associated with the integration of the banks acquired in 1992 and from certain non-recurring acquisition expenses. Included in both 1993 and 1992 were expenses related to two lawsuits which were settled at the end of 1993. The components of other expenses for the years ended December 31 are summarized in Table 15.

Table  15
                                                          Increase
(IN THOUSANDS)                      1993       1992      (Decrease)
Personnel....................... $18,320    $17,934        $   386
Occupancy and
  equipment, net................   4,640      4,714            (74)
Amortization of purchased
  mortgage servicing rights.....   4,014      1,511          2,503
Amortization of other
  intangible assets.............     373        351             22
FDIC insurance premiums.........   2,113      1,661            452
Professional fees...............   1,249      1,246              3
Data processing.................     892        949            (57)
Other real estate...............     761      1,450           (689)
Other...........................   5,599      5,999           (400)
                                 $37,961    $35,815         $2,146

    The following explains certain of the fluctuations illustrated in Table 15:

    (Bullet) In 1993, personnel expenses totaled $18 million. The $386,000 increase over 1992 resulted from merit increases which were partially offset by the impact of staff reductions.

    (Bullet) Net occupancy and equipment expenses in 1993 totaled $4.6 million which was $74,000 lower than 1992 due to decreased rent expense and higher tenant rental income.

    (Bullet) FDIC insurance premiums increased to $2.1 million in 1993 from $1.7 million in 1992 due to a higher deposit base used to calculate these premiums.

    (Bullet) Data processing fees of $892,000 in 1993 were $57,000 lower than the $949,000 in 1992 because the 1992 amount included certain expenses directly attributable to the acquisitions made in that year.

    (Bullet) Other real estate expenses of $761,000 were $689,000 lower than the $1.5 million reported in 1992. This decrease resulted from the significant decline in the level of other real estate as wellas a lower level of write-downs.


INCOME TAXES AND CUMULATIVE EFFECT OF A CHANGE
IN ACCOUNTING PRINCIPLE

    The provision for income taxes for 1993 and 1992 was $5.7 million and $2.1 million, respectively. The majority of the Bank's net operating loss carryforwards were fully utilized by December 31, 1992 resulting in the Bank's effective tax rate increasing from 22 percent in 1992 to 36 percent in 1993. The substantial increase in the provision was also directly related to an increase in income before income taxes over the prior year.

    The Bank's adoption, on a prospective basis, of SFAS No. 109 had a cumulative benefit of $1.1 million, or $.16 per common share, in 1993. SFAS No. 109 requires companies to compute deferred income taxes under the liability method and permits the recognition of deferred tax assets for the tax effect of future deductions.

                                   INTERCONTINENTAL BANK AND SUBSIDIARIES    18

Report of Management

To Our Shareholders:

    The management of Intercontinental Bank (the "Bank") is responsible for the preparation, integrity and fair presentation of the Bank's annual financial statements and quarterly regulatory reports. The financial statements presented on pages 20 to 38 have been prepared in accordance with generally accepted accounting principles and, as such, include amounts based on judgments and estimates made by management. Management has also prepared the other information included in this annual report and is responsible for the accuracy and consistency of the financial statements.

    The financial statements have been audited by Arthur Andersen LLP who have been given unrestricted access to all financial records and related data, including minutes of all meetings of shareholders, the Board of Directors (the "Board") and committees of the Board. Management believes that all representations made to Arthur Andersen LLP during the audit were valid and appropriate. Arthur Andersen LLP's audit report is presented on page 38.

    The Bank maintains a system of internal control over financial reporting and over the safeguarding of assets against unauthorized acquisition, use or disposition which is designed to provide reasonable assurance to the Bank's management and Board regarding the preparation of reliable published financial statements and such asset safeguarding. The system includes a documented organizational structure and division of responsibility; established policies and procedures, including a code of conduct to foster a strong ethical climate, which are communicated throughout the Bank; and the careful selection, training and development of our personnel. Internal auditors monitor the operation of the internal control system and report findings and recommendations to management and the Board. Corrective actions are taken to address control deficiencies and other opportunities for improving the system as they are identified. The Board, operating through its Audit Committee, which is composed entirely of directors who are not officers or employees of the Bank, provides oversight to the financial reporting process.

    There are inherent limitations in the effectiveness of any system of internal control, including the possibility of human error and the circumvention or overriding of controls. Accordingly, even an effective internal control system can provide only reasonable assurance with respect to financial statement preparation and such asset safeguarding. Furthermore, the effectiveness of an internal control system can change with circumstances.

    The Bank assessed its internal control system as of December 31, 1994 in relation to criteria for effective internal control over financial reporting described in "INTERNAL CONTROL - INTEGRATED FRAMEWORK" issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on its assessment, the Bank believes that its system of internal control over financial reporting including the safeguarding of assets against unauthorized acquisition, use or disposition met those criteria as of December 31, 1994.




(Signature of William H. Allen, Jr.)     (Signature of Thomas E. Beier)
William H. Allen, Jr.                     Thomas E. Beier
Chief Executive Officer                   Chief Financial Officer

                                   INTERCONTINENTAL BANK AND SUBSIDIARIES    19

Consolidated Balance Sheet



                                                                     December 31,
(DOLLARS IN THOUSANDS)                                           1994           1993
Assets
Cash and due from banks..................................... $   65,072     $   52,554
Interest earning deposits in other banks....................        381          2,038
Federal funds sold..........................................     27,000         34,700
Investment securities (market value of $315,764 and $467,159
  in 1994 and 1993, respectively)...........................    323,529        461,134

Gross loans.................................................    666,353        511,620
Less:  Unearned income......................................     (2,032)        (1,574)
    Allowance for possible credit losses....................    (11,779)        (9,521)
Net loans...................................................    652,542        500,525
Other real estate, net......................................      3,417          4,402
Premises and equipment, net.................................     49,053         50,039
Other assets, net...........................................     35,116         31,185
                                                             $1,156,110     $1,136,577

Liabilities
Deposits:
  Non-interest bearing accounts............................. $  278,013     $  264,612
  NOW accounts..............................................    145,060        130,292
  Savings accounts..........................................     57,979         58,089
  Money market accounts.....................................    232,561        252,884
  Time deposits.............................................    242,028        241,425
                                                                955,641        947,302
Short-term borrowings.......................................     96,660         94,663
Long-term debt..............................................                       750
Other liabilities...........................................     13,981         12,661
    Total liabilities.......................................  1,066,282      1,055,376

Shareholders' Equity
Preferred stock, no par value:
  2,000,000 shares authorized; 350,000 shares issued........        350            350
Common stock, $2 par value:
  10,000,000 shares authorized;  6,895,575 and
    6,759,780 shares
  issued in 1994 and 1993, respectively.....................     13,791         13,519
Capital surplus.............................................     59,175         56,664
Retained earnings...........................................     21,200         10,668
Unrealized loss on investment securities....................     (4,688)
    Total shareholders' equity..............................     89,828         81,201
                                                             $1,156,110     $1,136,577


See notes to consolidated financial statements.


                                   INTERCONTINENTAL BANK AND SUBSIDIARIES    20

Consolidated Statement of Income



                                                                 Year Ended December 31,
(IN THOUSANDS EXCEPT PER COMMON SHARE)                         1994        1993       1992
Interest Income
Interest and fees on loans.................................. $44,610     $33,769    $35,720
Interest and dividends on investment securities.............  19,906      21,832     18,565
Other interest income.......................................   2,618       1,434      2,380
                                                              67,134      57,035     56,665
Interest Expense
Interest on deposits........................................  17,673      16,018     20,432
Interest on short-term borrowings...........................   2,650       1,028        929
Interest on long-term debt..................................      21          75        121
                                                              20,344      17,121     21,482
Net interest income.........................................  46,790      39,914     35,183
Provision for credit losses.................................     678         951      2,286
Net interest income after provision for credit
  losses....................................................  46,112      38,963     32,897


Other Income
Service charges on deposit accounts.........................   8,660       6,264      5,765
Loan administration fees....................................   4,165       3,922      3,424
Other customer fees.........................................   1,587       1,245      1,010
Gain (loss) on investment securities........................  (2,243)      1,684      1,628
Other.......................................................     799       1,526        778
                                                              12,968      14,641     12,605
Other Expenses
Personnel...................................................  19,979      18,320     17,934
Occupancy and equipment, net................................   5,333       4,640      4,714
Other.......................................................  13,496      15,001     13,167
                                                              38,808      37,961     35,815
Income before income taxes and cumative effect of change in
  accounting principle......................................  20,272      15,643      9,687
Provision for income taxes..................................   7,461       5,663      2,099
Income before cumulative effect of change in
  accounting principle....................................... 12,811       9,980      7,588
Cumulative effect of change in accounting principle.........               1,112
Net income.................................................. $12,811     $11,092    $ 7,588


Per Common Share - Primary
Income before cumulative effect of change in
  accounting principle...................................... $  1.82     $  1.44    $  1.11
Cumulative effect of change in accounting principle.........                 .16
Net income.................................................. $  1.82     $  1.60    $  1.11
Average number of common shares and equivalents.............   7,025       6,941      6,816

Per Common Share - Fully Diluted
Income before cumulative effect of change in
  accounting principle...................................... $  1.82     $  1.42    $  1.10
Cumulative effect of change in accounting principle.........                 .16
Net income.................................................. $  1.82     $  1.58    $  1.10
Average number of common shares and equivalents.............   7,032       6,996      6,854


See notes to consolidated financial statements.

                                   INTERCONTINENTAL BANK AND SUBSIDIARIES    21

Consolidated Statement of Cash Flows



                                                                      Year Ended December 31,
(IN THOUSANDS)                                                  1994           1993          1992
Operating Activities
Net income.................................................. $  12,811     $  11,092     $   7,588
Reconciliation of net income to net cash provided by
  operating activities:
  Provision for credit losses...............................       678           951         2,286
  Provision for other real estate...........................       835           275           824
  Depreciation and amortization.............................     3,251         2,999         3,076
  Amortization of intangible assets.........................     3,264         4,387         1,862
  Net amortization of premium (accretion of
    discounts) on investment securities.....................      (111)        1,054           394
  Cumulative effect of change in accounting
     principle................................................                (1,112)
  Loss (gain) on sales of:
    Investment securities..................................      2,243          (393)         (542)
    Premises and equipment.................................        (17)                          7
    Other real estate.....................................         (15)         (110)          (32)
    Banking office........................................                      (650)
  Decrease in investment securities held-for-sale.......                      85,471        24,485
  Decrease (increase) in loans held-for-sale.............        2,062        (2,129)         (246)
  Increase in interest receivable.........................        (254)         (369)       (1,247)
  Decrease (increase) in all other assets...............         2,100         1,101            (9)
  Decrease in all other liabilities.....................        (4,061)         (336)          (70)
  Net cash provided by operating activities..............       22,786       102,231        38,376

Investing Activities
Investment securities held-to-maturity:
  Proceeds from sales......................................                                 69,256
  Proceeds from maturities and principal paydowns.......        19,889        58,715        64,170
  Purchases.................................................   (16,544)     (207,705)     (336,955)
Investment securities available-for-sale:
  Proceeds from sales......................................    262,716
  Proceeds from maturities and principal paydowns........      104,025
  Purchases.................................................  (242,014)
Net (increase) decrease in loans........................      (117,656)      (50,890)        6,608
Premises and equipment:
  Proceeds from sales.......................................       174            73            45
  Capital expenditures......................................    (1,888)       (1,929)       (2,334)
Other real estate:
  Proceeds from sales.......................................     1,444         6,555         3,912
  Payments collected........................................       166           308           118
Purchase of mortgage servicing rights.......................    (1,590)       (9,560)       (2,836)
Net cash and cash equivalents received in the acquisition
  of various entities.......................................    30,853        14,879        62,372
Net cash disbursed for the sale of a banking office.........                  (5,659)
  Net cash provided by (used in) investing
    activities..............................................    39,575      (195,213)     (135,644)

Financing Activities
Net increase (decrease) in deposits.........................   (59,453)        6,436        62,688
Net increase in short-term borrowings.......................     1,997        72,832         3,660
Repayment of long-term debt.................................      (750)       (1,153)         (132)
Common stock issued.........................................       501           558           104
Cash dividends paid.........................................    (1,665)       (1,585)       (1,166)
Capital transactions by pooled bank:
  Common stock issued.......................................       170            75
  Cash dividends paid.......................................                    (125)
  Net cash provided by (used in) financing
    activities..............................................   (59,200)       77,038        65,154
Net increase (decrease) in cash and cash equivalents........     3,161       (15,944)      (32,114)
Cash and cash equivalents at January 1......................    89,292       105,236       137,350
Cash and cash equivalents at December 31.................... $  92,453     $  89,292     $ 105,236

Gross amounts of interest paid were $20 million, $17 million and $22 million in 1994, 1993 and 1992, respectively.

See notes to consolidated financial statements.

                                   INTERCONTINENTAL BANK AND SUBSIDIARIES    22

Consolidated Statement of Changes in Shareholders' Equity



                                                                               Retained     Unrealized    Total
                                                                               Earnings       Loss on     Share-
                                               Preferred Common     Capital  (Accumulated   Investment   holders'
(IN THOUSANDS)                                   Stock    Stock     Surplus     Deficit)    Securities    Equity
Balance at December 31, 1991
  as previously reported........................ $350    $11,967    $52,667    $ (6,483)    $            $58,501
Effect of Interstate Bank Holding Company
  pooling (see Note 2)..........................           1,362      3,392       1,347                    6,101
Balance at December 31, 1991....................  350     13,329     56,059      (5,136)                  64,602
Net income......................................                                  7,588                    7,588
Cash dividends declared:
  Common........................................                                 (1,150)                  (1,150)
  Preferred.....................................                                    (16)                     (16)
Issuance of common stock for the
  exercise of stock options.....................              37         67                                  104
Balance at December 31, 1992....................  350     13,366     56,126       1,286                   71,128
Net income......................................                                 11,092                   11,092
Cash dividends declared:
  Common........................................                                 (1,569)                  (1,569)
  Preferred.....................................                                    (16)                     (16)
Issuance of common stock for the
  exercise of stock options.....................             153        405                                  558
Tax benefit related to stock options............                         58                                   58
Capital transactions by pooled bank:
  Common stock issued...........................                         75                                   75
  Cash dividends declared (common)..............                                   (125)                    (125)
Balance at December 31, 1993....................  350     13,519     56,664      10,668                   81,201
Net income......................................                                 12,811                   12,811
Cash dividends declared:
  Common........................................                                 (2,263)                  (2,263)
  Preferred.....................................                                    (16)                     (16)
Issuance of common stock:
  Exercise of stock options.....................             122        379                                  501
  Acquisition of Boca Bancorp, Inc..............             150      1,323                                1,473
Issuance of common stock by pooled
  bank for the exercise of stock options........                        170                                  170
Tax benefit related to stock options............                        639                                  639
Unrealized loss on investment securities........                                              (4,688)     (4,688)
Balance at December 31, 1994.................... $350    $13,791    $59,175    $ 21,200     $ (4,688)    $89,828


See notes to consolidated financial statements.


                                   INTERCONTINENTAL BANK AND SUBSIDIARIES    23

Notes to Consolidated Financial Statements

    Intercontinental Bank is a Florida state-chartered commercial bank based in Miami, Florida which operated 26 commercial banking offices in Dade, Broward and Palm Beach counties as of December 31, 1994. Intercontinental Bank also owns Pan American Mortgage Corp. ("PAMCO"), a mortgage banking company which serviced approximately $1.1 billion residential and commercial loans at December 31, 1994. Intercontinental Bank and its subsidiaries are collectively referred to herein as "Intercontinental" or the "Bank".


1. Accounting
   Policies


    The accounting and reporting policies of the Bank conform with generally accepted accounting principles and general practices within the banking industry. The following is a summary of the more significant policies:


PRINCIPLES OF CONSOLIDATION AND BASIS OF PRESENTATION

    The consolidated financial statements include all subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation. Assets held in an agency or fiduciary capacity are not included in the Bank's consolidated financial statements. All amounts presented herein for prior periods have been restated to reflect the 1994 acquisition of Interstate Bank Holding Company ("Interstate") and its subsidiary, The Bank of Coral Gables. This transaction, which was accounted for as a pooling of interests, as well as other acquisitions are discussed in Note 2.


CASH AND CASH EQUIVALENTS

    For purposes of the Bank's Consolidated Statement of Cash Flows, cash and cash equivalents include cash and due from banks, interest earning deposits in other banks and federal funds sold.



INVESTMENT SECURITIES

    Intercontinental adopted Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities" ("SFAS No. 115"), on January 1, 1994. This statement requires all debt and equity securities on the Bank's Consolidated Balance Sheet to be classified in one of the following three categories at the time of their acquisition: trading securities, securities held-to-maturity or securities available-for-sale. In accordance with SFAS No. 115, classifications of investment securities for periods prior to January 1, 1994 have not been restated. Shareholders' equity at December 31, 1993 would have been increased $2 million had this statement been implemented in 1993. Realized and unrealized gains and losses on all investment securities are determined using the specific identification method. Any realized gains or losses are reflected in earnings.

    Trading securities include those securities that are bought and held principally for the purpose of selling them in the near term. Such securities are carried at fair value with any unrealized gains or losses reflected in earnings. Intercontinental had no trading securities at December 31, 1994. Securities that the Bank has a positive intent and ability to hold to maturity are considered securities held-to-maturity. Such securities are carried at amortized cost (cost adjusted for amortization of premiums and accretion of discounts on a method which approximates the level yield method). Securities that are not considered trading securities or securities held-to-maturity are classified as securities available-for-sale. Such securities are carried at fair value with any unrealized gains or losses, net of any tax effect, reflected as a separate component of shareholders' equity.

    Prior to the adoption of SFAS No. 115, management determined the appropriate classification of securities at the time of purchase. Debt securities purchased with the intent of holding them to maturity were designated as held-for-investment and were reflected in the Bank's consolidated financial statements at amortized cost. Debt securities purchased with the intent to profit from short-term price movements were designated as trading securities and were reflected in the Bank's consolidated financial statements at market value. At December 31, 1993, Intercontinental had no trading securities. Debt securities which were not considered either held-for-investment or trading securities were designated as held-for-sale and were reflected in Intercontinental's consolidated financial statements at the lower of amortized cost or market value. Marketable equity securities were carried at the lower of aggregate cost or market value. Unrealized losses arising from temporary declines in market value of marketable equity securities were included in shareholders' equity.

                                   INTERCONTINENTAL BANK AND SUBSIDIARIES    24

LOANS

    Loans are stated at their principal amount outstanding except for loans held-for-sale which are carried at the lower of cost or market value. Interest on non-discounted loans is generally recognized based on the principal amount outstanding. Interest on discounted loans is recognized based on methods that approximate the interest method.

    Non-accruing loans are those on which the accrual of interest has ceased and all previously accrued and unpaid interest is reversed. Loans generally are placed on non-accruing status when principal or interest is past due 90 days or more or at the time when, in the opinion of management, full collection is doubtful. Interest accrued but not collected as of the date of placement on non-accruing status is reversed and charged against current income (or the allowance for possible credit losses if it applies to a prior year).

    Depending on management's assessment of the ultimate collectibility of principal and interest, subsequent cash payments received are either applied to the outstanding principal balance, recorded as interest income if the interest reversal is in the same year as the subsequent cash receipt or applied to the allowance for possible credit losses if the interest reversal is in a year prior to the subsequent cash receipt. A loan is returned to full-accruing status when it is brought current and management determines that the principal amount is deemed collectible and that there is a reasonable expectation of a continued ability to pay.

    Loans whose contractual terms have been restructured granting a concession to the borrower due to the borrower's financial difficulties are classified as restructured loans.


ALLOWANCE FOR POSSIBLE CREDIT LOSSES

	The allowance for possible credit losses is the amount that management believes will be adequate to absorb possible losses on existing loans that may become uncollectible based on evaluations of the loan portfolio, overall portfolio quality, review of specific loans and current economic conditions that may affect a borrower's ability to repay the loan. Management's evaluation of the allowance is based on estimates, and ultimate losses may vary from the current estimates. These estimates are reviewed periodically and adjustments, as they become necessary, are reported in the period in which they become known.


LOAN FEES

    Loan origination and commitment fees and certain direct origination costs are deferred and the net amount is amortized as an adjustment of the related loan yield. The Bank generally amortizes these amounts over the contractual life of the related loans using the interest method.


LOAN ADMINISTRATION FEES

    Loan administration fees, which primarily consist of servicing fees, are based on a stipulated percentage of the outstanding loan principal balances being serviced and are included in income as related loan payments are collected from the mortgagors.


REAL ESTATE ACQUIRED THROUGH FORECLOSURE

    Real estate acquired through foreclosure, shown as Other real estate, net on the Consolidated Balance Sheet, is carried at the lower of the recorded amount of the loan for which the foreclosed property previously served as collateral or an amount not in excess of the fair value of the property less estimated selling costs. In addition, a separate reserve has been established for other real estate based upon management's assessment of the current economic environment. Such reserve further reduces the carrying value of other real estate assets. Costs of maintaining and operating foreclosed properties are expensed as incurred. Expenditures to complete or improve foreclosed properties are expensed unless they are expected to be recovered, in which case they are capitalized.

                                   INTERCONTINENTAL BANK AND SUBSIDIARIES    25

PREMISES AND EQUIPMENT

    Premises and equipment are stated at cost less accumulated depreciation and amortization. Depreciation and amortization are computed principally using the straight-line method over the estimated useful lives of the assets which are three to 25 years for buildings and improvements and three to seven years for furniture and equipment.

INTANGIBLE ASSETS

    Intangible assets, which include purchased mortgage servicing rights, core deposit intangible assets and goodwill, are reported in Other assets, net on the Consolidated Balance Sheet. Purchased mortgage servicing rights are initially recorded at cost and are amortized in proportion to and over the period of the estimated net servicing income. Amortization is adjusted prospectively to reflect changes in prepayment experience. Core deposit intangible assets are amortized on the straight-line method over eight years. The excess of cost over the fair value of assets acquired (goodwill) is amortized on the straight-line method for a period not to exceed 25 years.

    The Bank annually evaluates whether events or circumstances have occurred which indicate that the remaining useful life of any of its intangible assets may warrant revision or that the remaining balances may not be recoverable. When factors indicate that an intangible asset should be evaluated for possible impairment, the Bank utilizes an estimate of the related cash flows over the remaining useful life of the intangible asset in measuring whether it is recoverable.


INCOME TAXES

    Intercontinental adopted SFAS No. 109, "Accounting for Income Taxes", during the first quarter of 1993, which superseded SFAS No. 96. SFAS No. 109 requires companies to compute deferred income taxes under the liability method. Under this method, deferred income taxes are provided for the temporary differences between the financial reporting basis and the tax reporting basis of the Bank's assets and liabilities using enacted tax rates in effect when the underlying items of income or expense are expected to be reported in the Bank's income tax return. In the first quarter of 1993, the cumulative effect of this change in accounting principle resulted in a benefit of $1.1 million, or $.16 per common share.


EARNINGS PER COMMON SHARE

    Earnings per common share are computed by dividing net income, after deducting preferred stock dividend requirements, by the weighted average number of common shares and equivalents outstanding for each period. Common share equivalents include the dilutive effect of stock options using the treasury stock method. Earnings per common share on a fully diluted basis reflect the additional dilution related to stock options resulting from the use of the market price of the Bank's common stock at the end of the period.


NEW ACCOUNTING PRONOUNCEMENTS

    The Financial Accounting Standards Board issued two pronouncements related to the accounting for loans - SFAS No. 114, "Accounting by Creditors for Impairment of a Loan", and SFAS No. 118, "Accounting by Creditors for Impairment of a Loan - Income Recognition and Disclosures", both of which are effective January 1, 1995. These rules modify the accounting for certain loans where it is probable that the Bank will be unable to collect all amounts due according to the contractual terms of the loan agreement. The Bank does not expect that the implementation of these rules in 1995 will have a material impact on its financial position or results of operations.

    SFAS No. 119, "Disclosure about Derivative Financial Instruments and Fair Value of Financial Instruments", which was effective December 31, 1994, requires disclosure about the amount, nature and terms of derivatives. Intercontinental had no derivative contracts outstanding at December 31, 1994 or 1993.

                                   INTERCONTINENTAL BANK AND SUBSIDIARIES    26

2. Acquisitions
   and Sale of
   Banking Office

1994 - THE BANK OF CORAL GABLES

    Effective July 1, 1994, Intercontinental acquired Interstate and its majority-owned subsidiary, The Bank of Coral Gables, in a transaction valued at approximately $16 million. The total number of common shares issued aggregated 681,070. The Bank's historical consolidated financial statements were restated to reflect this acquisition which was accounted for as a pooling of interests. The former Bank of Coral Gables, which operated two Dade County banking offices, had assets totaling $97 million at July 1, 1994. Net interest income and net loss generated by Interstate prior to the date of merger and included in the accompanying consolidated statement of income for the year ended December 31, 1994 totaled $1.9 million and $64,000, respectively. The following table summarizes the impact of the Interstate acquisition on the Bank's previously reported results of operations:

                                                     Net
                                                Interest        Net
(IN THOUSANDS)                                    Income     Income
Year ended December 31, 1993:
  Intercontinental, as previously reported..... $ 35,786    $10,327
  Interstate...................................    4,128        765
                                                $ 39,914    $11,092
Year ended December 31, 1992:
  Intercontinental, as previously reported..... $ 31,368    $ 6,937
  Interstate...................................    3,815        651
                                                $ 35,183    $ 7,588

1994 - BOCA BANK

    Effective December 30, 1994, Intercontinental acquired Boca Bancorp, Inc. ("BBI") and its wholly-owned subsidiary, Boca Bank, in a transaction accounted for as a purchase. This transaction was valued at $4.9 million of which $3.4 million was paid in cash and the remaining consideration was 74,751 shares of Intercontinental common stock. The former Boca Bank operated two banking offices in Boca Raton, Florida with assets totaling $71 million at December 30, 1994. The assets acquired and liabilities assumed were recorded by Intercontinental at their fair market value on the date of acquisition resulting in $1.2 million of core deposit intangible assets. Net cash and cash equivalents received totaled $31 million. Because this transaction occurred on the last day of Intercontinental's fiscal year, there was no resulting impact on the Bank's 1994 results of operations or average balances.


1993 - COMMERCIAL TRUST BANK

    On December 31, 1993, Commercial Trust Bancorp, Inc. ("CTB") and its majority-owned subsidiary, Commercial Trust Bank ("Commercial Trust"), were merged into Intercontinental. Shareholders, warrant holders and option holders of CTB and the minority shareholders of Commercial Trust received cash of $12.6 million in exchange for their shares, warrants and options. Commercial Trust, which operated three banking offices in Dade County, had assets totaling $109 million at year-end 1993. This acquisition was accounted for as a purchase. The assets acquired and liabilities assumed were recorded by Intercontinental at their fair market value on the date of acquisition resulting in $2.2 million of core deposit intangible assets and $2.7 million of goodwill. Net cash and cash equivalents received totaled $15 million. Because this transaction occurred on the last day of Intercontinental's fiscal year, there was no resulting impact on the Bank's 1993 results of operations or average balances.


1993 - ORLANDO BANKING OFFICE

    On November 22, 1993, Intercontinental sold its Orlando banking office. The sale of this banking office, which had approximately $16 million in deposits, resulted in a pretax gain of $650,000.


                                   INTERCONTINENTAL BANK AND SUBSIDIARIES    27

1992 ACQUISITIONS

	On October 1, 1992, Interbanc was merged into Intercontinental and the Interbanc shareholders received one share of Intercontinental common stock in exchange for every two shares of Interbanc common stock owned by them. The total number of shares of Intercontinental common stock issued aggregated 305,984. Prior to the merger, Interbanc had total assets of $50 million. For the nine months ended September 30, 1992, Interbanc's revenues and net income were $2.7 million and $8,000, respectively. The Bank's historical consolidated financial statements were restated to reflect this acquisition which was accounted for as a pooling of interests.

    In 1992, Intercontinental purchased certain assets and assumed certain liabilities of two separate entities in government-assisted transactions. Each of these transactions was accounted for as a purchase; thus, the assets acquired and liabilities assumed were recorded by Intercontinental at their fair market value on the date of acquisition and these transactions had no impact on the Bank's historical consolidated financial statements. On February 21, 1992, Intercontinental purchased $7 million of assets and assumed $17 million of liabilities of the former National City Bank for cash consideration of $415,000. The $10 million difference between the assets acquired and the liabilities assumed represented cash proceeds received from the Federal Deposit Insurance Corporation and a core deposit premium of $415,000 recorded in connection with this transaction. On March 13, 1992, Intercontinental assumed $37 million of liabilities of the former Professional Federal Savings Bank for cash consideration of $175,000. The Bank received cash of $37 million from the Resolution Trust Corporation and recorded a $175,000 core deposit premium in connection with this transaction.


3. Investment
   Securities

    The amortized cost, gross unrealized gains, gross unrealized losses and market value of investment securities at December 31 are summarized as follows:

                                                               Gross          Gross
                                            Amortized     Unrealized     Unrealized       Market
(IN THOUSANDS)                                  Cost          Gains         Losses       Value
1994
Available-for-sale:
U.S. Government and agency securities...... $ 203,077         $    3        $(8,428)    $194,652
Mortgage-backed securities.................     2,096             45                       2,141
Other debt securities......................     7,359                          (263)       7,096
  Total debt securities....................   212,532             48         (8,691)     203,889
Equity securities..........................     1,114          1,142                       2,256
                                            $ 213,646         $1,190        $(8,691)    $206,145
Held-to-maturity:
Mortgage-backed securities................. $ 116,796         $    8        $(7,703)    $109,101
Other debt securities......................       357                           (70)         287
  Total debt securities....................   117,153              8         (7,773)     109,388
Equity securities..........................       231                                        231
                                            $ 117,384         $    8        $(7,773)    $109,619

1993
U.S. Government and agency securities...... $ 297,373         $3,140        $  (734)    $299,779
Mortgage-backed securities.................   140,438          3,037           (758)     142,717
Other debt securities......................    21,977             16            (12)      21,981
  Total debt securities....................   459,788          6,193         (1,504)     464,477
Equity securities..........................     1,346          1,336                       2,682
                                            $ 461,134         $7,529        $(1,504)    $467,159

                                   INTERCONTINENTAL BANK AND SUBSIDIARIES    28

    The amortized cost and market value of investment securities at December 31, 1994 by contractual maturity are shown below. Expected maturities may differ from contractual maturities because borrowers may have the right to repay obligations with or without prepayment penalties.


                                              Available-for-Sale      Held-to-Maturity
                                             Amortized    Market    Amortized    Market
 (IN THOUSANDS)                                Cost       Value        Cost       Value
Due in one year or less..................... $ 53,586    $ 53,157    $           $
Due after one to five years.................  146,570     139,800     48,706      45,372
Due after five to ten years.................   10,280       8,791     16,889      15,546
Due after ten years.........................    2,096       2,141     51,558      48,470
                                              212,532     203,889    117,153     109,388
Securities with no contractual maturity.....    1,114       2,256        231         231
                                             $213,646    $206,145    117,384     109,619


    Information related to the sales of debt securities follows:

(IN THOUSANDS)                                     1994        1993        1992
Proceeds from sales of debt securities......... $262,716    $121,476    $227,358
Gross gains on sales of debt securities........      643       1,895       3,037
Gross losses on sales of debt securities.......    2,886         211       1,409

    The unrealized loss on investment securities available-for-sale, net of its related tax effect, reflected as a component of shareholders' equity at December 31, 1994 was $4.7 million. Approximately $119 million of investment securities were pledged as collateral for repurchase agreements, public deposits and other purposes at December 31, 1994. In 1993, investment securities totaling $75 million were transferred from held-for investment to held-for-sale. Dividend income earned on investment securities was $96,000, $84,000 and $105,000 in 1994, 1993 and 1992, respectively.



4. Loans

    The loan portfolio consisted primarily of commercial and residential real estate loans and commercial loans to borrowers in South Florida. Concentrations of credit risk arise when a number of customers are engaged in similar business activities, or activities in the same geographic region, or have similar economic features that would cause their ability to meet contractual obligations to be similarly affected by changes in economic conditions. Although the Bank has a diversified portfolio by loan type and a significant portion of the loan portfolio is secured by residential property, its customers' ability to honor their loan commitments is partially reliant upon the economic stability of the South Florida geographic region. The composition of the loan portfolio at December 31 is summarized as follows:

(IN THOUSANDS)                                1994         1993
Commercial real estate.................... $326,652     $227,765
Commercial................................  168,969      145,177
Residential real estate...................  157,338      123,515
Consumer..................................   11,225       12,879
International.............................    2,169        2,284
                                            666,353      511,620
Unearned income...........................   (2,032)      (1,574)
Allowance for possible credit losses......  (11,779)      (9,521)
                                           $652,542     $500,525

                                   INTERCONTINENTAL BANK AND SUBSIDIARIES    29

    The following table summarizes various information about loans at December
31:

(IN THOUSANDS)                                  1994      1993
Non-accruing loans........................... $3,554    $2,465
Restructured loans..........................   3,837
Loans past due 90 days or more...............    457       601
Potential problem loans......................  2,238     2,474
Loans transferred to other real estate.......    134     3,457

    The maturities of selected categories of the loan portfolio at December 31, 1994 were as follows:


                                           Over One
                                             Year
                            One Year        Through         Over
(IN THOUSANDS)               or Less      Five Years     Five Years      Total
Commercial real estate..... $  67,632    $   184,639    $    74,381    $326,652
Commercial.................   122,047         41,004          5,918     168,969
International..............        95                         2,074       2,169
                            $ 189,774    $   225,643    $    82,373    $497,790

    The December 31, 1994 loan portfolio included fixed and variable rate loans due after one year amounting to $92 million and $369 million, respectively.

    In the ordinary course of business, the Bank grants loans to officers, directors, principal owners, entities in which officers and directors are involved and other directly related companies. Such loans aggregated $24 million and $21 million at December 31, 1994 and 1993, respectively. An analysis of the related party loan activity for 1994 is as follows:

(IN THOUSANDS)
Balance at December 31, 1993.... $21,400
Principal advances..............   5,996
Principal repayments............  (3,300)
Balance at December 31, 1994.... $24,096

5. Allowance
   for Possible
   Credit Losses

    Activity in the allowance for possible credit losses for the years ended December 31 is summarized as follows:

(IN THOUSANDS)                                          1994        1993        1992
Balance at January 1................................. $ 9,521     $ 9,302     $ 9,303
Provision charged to expense.........................     678         951       2,286
Charge-offs..........................................    (426)     (1,278)     (3,207)
Recoveries...........................................     669         496         920
Allowance for possible credit losses of banks
  acquired and banking office sold (see Note 2)......   1,337          50
Balance at December 31............................... $11,779     $ 9,521     $ 9,302


                                   INTERCONTINENTAL BANK AND SUBSIDIARIES    30

6. Premises and
   Equipment

    A summary of bank and office premises and equipment at December 31 is as follows:

(IN THOUSANDS)                                     1994         1993
Buildings and improvements..................... $ 44,276     $ 42,457
Land...........................................   16,089       16,089
Furniture and equipment........................   11,750       11,734
                                                  72,115       70,280
Accumulated depreciation and amortization......  (23,062)     (20,241)
                                                $ 49,053     $ 50,039

    Depreciation and amortization expense related to premises and equipment totaled $3.3 million for 1994, $3 million for 1993 and $3.1 million for 1992.


7. Other Real
   Estate

    A summary of other real estate at December 31 is as follows:

(IN THOUSANDS)                    1994       1993
Other real estate............... $4,252     $4,532
Reserve for possible losses.....   (835)      (130)
                                 $3,417     $4,402
Market value.................... $4,643     $5,085

    Activity in the reserve for possible losses for the three years ended December 31 is summarized as follows:

(IN THOUSANDS)                                               1994      1993      1992
Balance at January 1........................................ $ 130     $ 368     $ 419
Provision charged to expense................................   835       275       824
Charge-offs.................................................  (286)     (513)     (875)
Allowance for other real estate of bank aquired
  (see Note 2)..............................................   156
Balance at December 31...................................... $ 835     $ 130     $ 368

8. Intangible
   Assets

    Intangible assets, net of accumulated amortization, at December 31 included the following:

(IN THOUSANDS)                              1994       1993
Purchased mortgage servicing rights...... $11,927    $12,827
Core deposit intangible assets...........   4,875      4,352
Goodwill.................................   2,584      2,176

    Amortization of intangible assets for the three years ended December 31 included the following:

(IN THOUSANDS)                              1994      1993      1992
Purchased mortgage servicing rights...... $2,517    $4,014    $1,511
Core deposit intangible assets...........    629       350       328
Goodwill.................................     99         4         3

    Included in 1993 was a provision for an additional $1.8 million of amortization of purchased mortgage servicing rights caused by higher than expected prepayment experience in PAMCO's mortgage servicing portfolio.


                                   INTERCONTINENTAL BANK AND SUBSIDIARIES    31

9. Deposits

    Deposits at December 31 are summarized as follows:

(IN THOUSANDS)                              1994        1993
Non-interest bearing accounts........... $278,013    $264,612
Interest bearing accounts:
  NOW accounts..........................  145,060     130,292
  Savings accounts......................   57,979      58,089
  Money market accounts.................  232,561     252,884
  Time deposits < $100,000.............   145,311     138,005
  Time deposits (greater than or equal to symbol) $100,000 maturing in:
   Three months or less.................   76,369      52,946
   Over three through six months.......    11,387      15,353
   Over six through 12 months.........      7,217      32,613
   Over 12 months......................     1,744       2,508
                                           96,717     103,420
                                         $955,641    $947,302

    Interest on time deposits of $100,000 or more was $3.5 million, $2.8 million and $3.9 million in 1994, 1993 and 1992, respectively. The Bank is required by law to maintain non-interest earning deposits with the Federal Reserve Bank. This amount averaged $16 million in 1994 and $13 million in 1993.


10. Borrowings

    At December 31, 1993, long-term debt consisted of a variable rate mortgage due in 1998 with a balance of $750,000. Such debt was repaid during 1994. The following table presents the components of and related information about certain short-term borrowings at and for the years ended December 31:

(DOLLARS IN THOUSANDS)                                  1994        1993        1992
Securities sold under agreements to repurchase:
  Balance at December 31........................... $ 96,660     $94,663     $20,251
  Average balance during the year..................   75,993      45,059      33,362
  Maximum month-end balance........................  125,284      94,663      57,086
  Weighted average rate during the year............     3.49%       2.28%       2.68%
  Weighted average rate at December 31.............     5.42%       2.69%       2.33%

11. Income Taxes

    The components of the income tax provision for the years ended December 31 were as follows:

(IN THOUSANDS)             1994       1993       1992
Current income taxes:
  Federal............... $7,127     $5,238     $2,143
  State.................    954        670         62
                          8,081      5,908      2,205
Deferred income taxes:
  Federal...............   (571)      (236)       (88)
  State.................    (49)        (9)       (18)
                           (620)      (245)      (106)
                         $7,461     $5,663     $2,099

                                   INTERCONTINENTAL BANK AND SUBSIDIARIES    32

    The amount of reported income tax provision differs from that computed by multiplying pretax accounting income by the applicable statutory federal income tax rate. A reconciliation for the years ended December 31 is as follows:

(DOLLARS IN THOUSANDS)                                         1994        1993        1992
Pretax accounting income.................................... $20,272     $15,643     $ 9,687
Statutory federal income tax rate...........................      35%         35%         34%
Provision for income taxes at statutory
  federal income tax rate...................................   7,095       5,475       3,294
Increase (decrease) in income taxes resulting from:
  State income tax expense, net of federal
    benefit.................................................     620         430          25
  Tax net operating loss carryforwards......................     (90)                 (1,341)
  Non-taxable dividend and interest income..................    (201)       (123)        (19)
  Other, net................................................      37        (119)        140
                                                             $ 7,461     $ 5,663     $ 2,099
Provision for income taxes as a percentage of pretax
  income....................................................    36.8%       36.2%       21.7%

    For income tax reporting purposes, the Bank's net operating loss carryforwards at December 31, 1994 totaled approximately $4.7 million which expire in 2008. Income taxes paid in 1994, 1993 and 1992 totaled $7.5 million, $6.2 million and $1.5 million, respectively.

    In the first quarter of 1993, Intercontinental adopted SFAS No. 109, "Accounting for Income Taxes", which superseded SFASNo. 96. This statement requires companies to compute deferred income taxes under the liability method. Under this method, deferred income taxes are provided for the temporary differences between the financial reporting basis and the tax reporting basis of the Bank's assets and liabilities using enacted tax rates in effect when the underlying items of income or expense are expected to be reported in the Bank's income tax return. The cumulative effect of this change in accounting principle resulted in a benefit of $1.1 million, or $.16 per common share. SFAS No. 109 permits the recognition of deferred tax assets which contributed significantly to this one-time benefit.

    The components of the deferred tax asset at December 31 were as follows:

(IN THOUSANDS)                                                  1994      1993
Allowance for possible credit losses.......................  $ 3,979    $3,214
Excess of tax bases over book value - investment
  securities................................................   2,813
Net operating loss carryforwards............................   1,788
Excess of tax bases over book value - other real estate.....   1,155       514
Other, net..................................................   1,049       933
                                                             $11,125    $5,535


                                   INTERCONTINENTAL BANK AND SUBSIDIARIES    33

    The components of the deferred tax liability at December 31 were as follows:

(IN THOUSANDS)                                                1994      1993
Excess of book value over tax bases - premises.............. $4,006    $4,456
Excess of book value over tax bases - core deposit
  intangible assets.........................................    437       836
Excess of book value over tax bases - investment
  securities................................................    389       492
Deferred installment income.................................    358       348
Excess of book value over tax bases - purchased mortgage
  servicing rights..........................................    347       465
Recapture of tax bad debt reserves..........................    346       441
                                                             $5,883    $7,038

12. Shareholders'
    Equity

    Shareholders' equity consists of preferred stock and common stock. Preferred stock rights and preferences are as follows: $.045 cumulative annual dividends per share, voting rights equivalent to common stock and preferred liquidation rights of $1.00 per share plus accrued dividends.

13.Employee
   Compensation
   Plans

    Intercontinental's stock option plans permit the granting of options to purchase shares of its common stock to certain key employees. At December 31, 1994, the number of shares of stock available for future grants for all plans was 196,600.

    Under the provisions of the Bank's incentive stock option plans, the option price is not less than the fair market value of the common stock on the date of the grant. According to Florida law, stock options granted under the Bank's non-qualified stock option plan must be issued at the greater of par value or fair market value on the date of grant. The option becomes exercisable not less than one year after the date of the grant for a period not to exceed ten years after the date of the grant subject to certain conditions and limitations.

    The stock option activity for 1994 and 1993 is summarized as follows:

                                                 Number       Option Price
                                                   of          per Common
                                                Options           Share
Options outstanding December 31, 1992..........  564,400     $   5.25-14.50
Granted in 1993................................  106,000        15.00-18.75
Exercised in 1993..............................  (76,550)        5.25- 9.00
Expired or cancelled in 1993...................   (1,500)        9.00-17.00
Options outstanding December 31, 1993..........  592,350        6.375-18.75
Granted in 1994................................  153,000        18.25-22.25
Exercised in 1994..............................  (61,050)        6.50-14.50
Expired or cancelled in 1994...................     (500)             16.75
Options outstanding December 31, 1994..........  683,800
Options exercisable on December 31, 1994.......  490,450


    Intercontinental has established a deferred compensation profit sharing plan under Section 401(k) of the Internal Revenue Code. In general, plan members may contribute up to 15 percent of their compensation, subject to a limitation. For each of the past three years, the Bank has matched up to three percent of each participating employee's compensation in addition to contributing two percent of each participating employee's compensation, subject to a five-year incremental vesting schedule. The Bank's expense associated with this plan totaled $580,000 in 1994, $486,000 in 1993 and $448,000 in 1992.

    Intercontinental has also established a non-qualified, non-contributory defined contribution plan. Such plan will pay cash retirement and death benefits to selected key executives. In general, the Bank annually contributes seven percent of each participant's base salary to purchase insurance policies to fund the benefits. The Bank's expense associated with this plan totaled $154,000 in 1994, $146,000 in 1993 and $141,000 in 1992.

                                   INTERCONTINENTAL BANK AND SUBSIDIARIES    34

14. Lease
    Obligations

    The Bank has various operating lease agreements for bank premises and equipment. Lease expense totaled $2.3 million in 1994, $2.4 million in 1993 and $2.7 million in 1992. As of December 31, 1994, future lease commitments under the terms of these leases are summarized as follows: 1995 - $2.8 million, 1996 $2.4 million, 1997 - $1.9 million, 1998 - $1.6 million, 1999 - $1.3 million and thereafter - $5 million for a total of $15 million.

15. Fair Value of
    Financial
    Instruments
    and Certain
    Other Assets
    and Liabilities


    SFAS No. 107, "Disclosures about Fair Value of Financial Instruments", requires all entities to disclose the estimated fair value of their financial instrument assets and liabilities, both on-balance sheet and off-balance sheet. Since the disclosure of the fair value of certain financial items, namely core deposit premiums and mortgage servicing rights, is not required under SFAS No. 107, Intercontinental has not disclosed these amounts. Core deposit premiums include both the value of customer relationships resulting from deposits purchased from other banks as well as the value of existing long-term customer deposit relationships. Mortgage servicing rights include both the value of mortgage servicing purchased from other financial institutions as well as the value of mortgages originated and serviced by the Bank.

    For Intercontinental, as with most other financial institutions, the majority of its on-balance sheet assets and liabilities are considered financial instruments as defined in SFAS No. 107. Fair value as defined in SFAS No. 107 is the amount at which an instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale. Estimated fair values have been determined by the Bank using the best available data and an estimation methodology suitable for each category of financial instruments. Changes in assumptions or estimation methodologies may have a material effect on these estimated fair values. Since it is the Bank's general practice and intent to hold most of its financial instruments to maturity and not to engage in trading or sales activities, the value eventually received for these instruments may vary significantly from the estimated fair value at December 31, 1994.

    The estimated fair value of the following financial assets and liabilities on the December 31, 1994 Consolidated Balance Sheet is the same as the book value: cash and due from banks, interest earning deposits in other banks, federal funds sold, all receivables and payables, all deposits except for time deposits and short-term borrowings. The fair value of investment securities is shown in Note 3. The fair value of these securities was determined by using quoted market prices for the specific securities owned, if available, or quoted market prices for securities with similar characteristics. The estimated fair value of the Bank's off-balance sheet financial instruments is shown in Note 16.


    The estimated fair value of the loan portfolio at December 31, 1994 was $643 million compared with a book value of $653 million. The estimated fair value of the loan portfolio at year-end 1993 was $505 million compared with a book value of $501 million. Intercontinental utilized a commercially-available cash flow market valuation model to compute the fair value of the Bank's loan portfolio. The estimated fair value of loans with variable interest rates was assumed to approximate book value, except for loans with a rate change frequency greater than one year whose fair value is computed using a methodology similar to the fixed rate loan portfolio. The estimated fair value of the fixed rate loan portfolio was determined by computing the discounted value of the estimated cash flows. The discount rates used for the cash flows were computed by adjusting the average market interest rates for standard loan packages during December to reflect the unique characteristics of Intercontinental's loan portfolio or by using current rates offered by Intercontinental for similar loans. The estimated future cash flows were also adjusted for expected prepayments. Non-accruing loans were excluded from the above computation. The fair value of non-accruing loans was based on net realizable value and management's estimates of collection dates. The effect of credit risk on the loan portfolio was taken into account by applying the allowance for possible credit losses to both the book value and fair value of the loan portfolio.

                                   INTERCONTINENTAL BANK AND SUBSIDIARIES    35

    The estimated fair value of time deposits at December 31, 1994 was $241 million, $716,000 lower than the book value. The estimated fair value of time deposits at December 31, 1993 was $242 million, $574,000 higher than the book value. The discounted value of the estimated future cash flows was used to calculate the estimated fair value. The discount rate assumed was based on the average December rates offered to the Bank's customers for these types of deposit accounts. According to SFAS No. 107, for deposits with no stated maturities, the fair value to be disclosed is the amount payable on demand which at December 31, 1994 and 1993 was $714 million and $706 million, respectively. This assumption, however, does not take into consideration the value of Intercontinental's long-term customer deposit relationships (core deposit premium).

    Intercontinental had no long-term debt at year-end 1994. The estimated book value of the Bank's long-term debt at December 31, 1993 of $750,000 was equal to the fair value as the amount of interest paid fluctuated with market interest rates.

    Management is concerned that reasonable comparability of SFAS No. 107 disclosures between financial institutions may not be likely due to the wide range of permitted valuation techniques and numerous estimates which must be made given the absence of active secondary markets for many of the financial instruments. This lack of uniform valuation methodologies also introduces a greater degree of subjectivity to these estimated fair values.


16. Financial
    Instruments
    with
    Off-Balance
    Sheet Risk


    In the normal course of business, Intercontinental is a party to financial instruments with off-balance sheet risk to meet the financing needs of its customers. These financial instruments include commitments to extend credit and commercial and standby letters of credit. These instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the Consolidated Balance Sheet. The contract or notional amounts of these instruments reflect the extent of involvement the Bank has in particular classes of financial instruments.

    The Bank uses the same credit policies in making commitments and conditional obligations as it does for on-balance sheet instruments. Intercontinental determines each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Bank upon extension of credit, is based on management's credit evaluation. Collateral held varies but may include cash deposits, marketable securities, accounts receivable, inventory, equipment and real estate. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers.

    Commitments to extend credit are legally binding agreements to lend to a customer according to the terms and conditions of the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. At December 31, 1994 and 1993, unused commitments to extend credit totaled $51 million and $50 million, respectively, substantially all of which were secured. Of the $51 million at year-end 1994, $2.1 million were to related parties. Since many of the commitments are expected to expire without being fully drawn upon, the total commitment amount does not necessarily represent future cash requirements. At December 31, 1994 and 1993, the estimated fair value of these commitments of $317,000 and $169,000, respectively, was based on fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the present creditworthiness of the counterparties.

    The Bank issues commercial letters of credit to facilitate foreign and domestic trade transactions. In general, commercial letters of credit are short-term commitments used to finance commercial contracts for the shipment of goods. Under these instruments, the Bank substitutes its own creditworthiness for that of the customer by promising to pay a third party beneficiary under certain contractual conditions. Intercontinental's risk in these transactions is reduced because the contracts are generally of short duration and are frequently collateralized by the merchandise being shipped or other assets of the borrower. At


                                   INTERCONTINENTAL BANK AND SUBSIDIARIES    36

December 31, 1994, commercial letters of credit totaled $2.8 million, of which $259,000 were secured. Commercial letters of credit at December 31, 1993 totaled $4.8 million, of which $62,000 were secured. These commitments generally extend for a period not to exceed six months. At December 31, 1994 and 1993, the estimated fair value of these commercial letters of credit was $14,000 and $24,000, respectively, which was based on fees currently charged to enter into similar agreements or on the estimated cost to terminate them or otherwise settle the obligations with the counterparties.

    Standby letters of credit are conditional commitments issued by the Bank to guarantee the performance of, or payment by, a customer to a third party. The Bank holds various types of collateral supporting those commitments for which collateral is deemed necessary. At December 31, 1994, standby letters of credit were $13 million, of which $4.6 million were secured. Standby letters of credit at December 31, 1993 totaled $11 million, of which $4.7 million were secured. These commitments generally extend for one year. At December 31, 1994 and 1993, the estimated fair value of $136,000 and $107,000, respectively, of these standby letters of credit was determined using the same method as the commercial letters of credit described above.


17. Selected
    Quarterly
    Financial
    Information
    (UNAUDITED)


    The following represents selected quarterly information for the years 1994 and 1993:


 (IN THOUSANDS EXCEPT                             1994                                       1993
 PER COMMON SHARE)               Fourth     Third      Second      First     Fourth    Third       Second    First
Income Highlights
Interest income................ $18,322    $17,090    $16,141    $15,581    $14,853    $14,295    $14,073    $13,814
Interest expense...............   5,832      5,170      4,701      4,641      4,382      4,227      4,201      4,311
Net interest income............  12,490     11,920     11,440     10,940     10,471     10,068      9,872      9,503
Provision for credit losses....     300        175         51        152        151        287        256        257
Other income...................   3,317      3,862      2,219      3,570      3,921      4,984      3,050      2,686
Other expenses.................   9,609      9,726      9,890      9,583      9,963     10,498      8,734      8,766
Provision for income
  taxes........................   2,206      2,242      1,236      1,777      1,573      1,542      1,314      1,234
Income before cumulative
  effect of change in
  accounting principle.........   3,692      3,639      2,482      2,998      2,705      2,725      2,618      1,932
Cumulative effect of
  change in accounting
  principle....................                                                                                1,112
Net income.....................   3,692      3,639      2,482      2,998      2,705      2,725      2,618      3,044

Common Stock Highlights
Income before cumulative
  effect of change in
  accounting principle......... $   .52    $   .52    $   .35    $   .43    $   .39    $   .39    $   .38    $   .28
Cumulative effect of
  change in accounting
  principle....................                                                                                  .16
Net income.....................     .52        .52        .35        .43        .39        .39        .38        .44
Cash dividends declared........     .09        .09        .08        .08        .08        .08        .05        .05
Common stock closing
  prices:
   High........................   20.00      22.25      22.50      20.00      20.00      18.50      18.00      18.00
   Low.........................   18.25      19.50      18.50      18.25      18.25      15.63      15.00      14.25
   End of period...............   18.25      19.75      22.25      18.50      20.00      18.50      16.00      18.00

                                   INTERCONTINENTAL BANK AND SUBSIDIARIES    37

18. Subsequent
    Event

    In November 1994, Intercontinental agreed to sell two banking facilities and their related deposits. Deposits in these two banking offices totaled $32 million subsequent to year-end 1994. It is anticipated that these sales will be consummated in the second quarter of 1995 and will result in a pretax gain of approximately $2 million.



Report of Independent Certified Public Accountants


To the Shareholders and Directors of Intercontinental Bank:

    We have audited the accompanying consolidated balance sheet of Intercontinental Bank (a Florida corporation) and subsidiaries (the "Bank") as of December 31, 1994 and 1993, and the related consolidated statements of income, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 1994. These financial statements are the responsibility of the Bank's management. Our responsibility is to express an opinion on these financial statements based on our audits.

    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Intercontinental Bank and subsidiaries as of December 31, 1994 and 1993, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1994, in conformity with generally accepted accounting principles.

    As explained in Note 1 to the financial statements, the Bank changed its method of accounting for investment securities effective January 1, 1994 and its method of accounting for income taxes effective January 1, 1993.


                                          ARTHUR ANDERSEN LLP

Miami, Florida
January 18, 1995

                                   INTERCONTINENTAL BANK AND SUBSIDIARIES    38

Directors and Senior Officers

Board of Directors

William H. Allen, Jr.
CHAIRMAN OF THE BOARD

Kathleen A. Assaf
PRIVATE INVESTOR

Teo A. Babun, Jr.
PRESIDENT AND CEO,
T. BABUN GROUP, INC.

Walter L. Banks
PRESIDENT, LAGO MAR PROPERTIES

Joe Ann Batcheller
VICE CHAIRMAN OF THE BOARD,
MIAMI HEART RESEARCH INSTITUTE

Patrick J. Cesarano
DIRECTOR EMERITUS,
RYDER SYSTEM, INC.

George M. Corrigan
VICE CHAIRMAN OF THE BOARD

Edward W. Easton
PRESIDENT, EASTON-BABCOCK &
ASSOCIATES, INC.

*Nathaniel B. Elkins
PRIVATE INVESTOR

Phillip Frost, M.D.
CHAIRMAN OF THE BOARD,
IVAX CORPORATION

Gerald N. Gaston
VICE CHAIRMAN OF THE BOARD
AND PRESIDENT, AMERICAN
BANKERS INSURANCE GROUP

B.B. Goldstein
CONSULTANT

Arthur J. Hill
MANAGING DIRECTOR OF PUBLIC FINANCE,
PRUDENTIAL SECURITIES, INC.

Jack Langer
DIRECTOR, NUI CORPORATION

Charles E. Largay
CHAIRMAN OF THE BOARD AND PRESIDENT,
TALLOWMASTERS

Neil E. Leach
PRESIDENT, FRANCHISE SERVICE CORP.

*Augustus C. Long
RETIRED CHAIRMAN OF THE BOARD,
TEXACO INC.

Michael E. Maroone
OWNER AND OPERATOR OF EIGHT
AUTOMOBILE AND TRUCK FRANCHISES

W. Sloan McCrea
PRIVATE INVESTOR

Ellen Whiteside McDonnell
CHAIRMAN OF THE BOARD,
BISCAYNE KENNEL CLUB, INC.

William L. Morrison
PRESIDENT

Marshal E. Rosenberg, Ph.D.
PRESIDENT, THE MARSHAL E.
ROSENBERG ORGANIZATION, INC.

Jacqueline Simkin
VICE CHAIRMAN OF THE BOARD AND
CEO, DENVER BRICK COMPANY

Stanley G. Tate
PRINCIPAL, TATE ENTERPRISES

J. Frost Walker, III, Esq.
ATTORNEY

Dr. Herbert A. Wertheim
PRESIDENT, BRAIN POWER INCORPORATED


*DIRECTOR EMERITUS



Senior Officers

William H. Allen, Jr.
CHAIRMAN OF THE BOARD

George M. Corrigan
VICE CHAIRMAN OF THE BOARD

William L. Morrison
PRESIDENT

Charles A. Arnett
EXECUTIVE VICE PRESIDENT

John A. Baron
EXECUTIVE VICE PRESIDENT

Thomas E. Beier
EXECUTIVE VICE PRESIDENT
AND TREASURER

Thomas B. Brady
EXECUTIVE VICE PRESIDENT

Hugo A. Castro
EXECUTIVE VICE PRESIDENT

Winthrop F. Davis
EXECUTIVE VICE PRESIDENT

Walter E. Howard
EXECUTIVE VICE PRESIDENT

John H. Lubera
EXECUTIVE VICE PRESIDENT

Phillip W. Py
EXECUTIVE VICE PRESIDENT

Bruce P. Steinberger
EXECUTIVE VICE PRESIDENT

John C. Waldron
EXECUTIVE VICE PRESIDENT

Mario J. Aedo
SENIOR VICE PRESIDENT

Stuart S. Bernstein
SENIOR VICE PRESIDENT

Donna V. Branse
SENIOR VICE PRESIDENT

Jack A. Furman
SENIOR VICE PRESIDENT, GENERAL
COUNSEL AND CORPORATE SECRETARY

Karen B. Gilmore
SENIOR VICE PRESIDENT

Rachelle E. Golub
SENIOR VICE PRESIDENT

Loren H. Hoeltke
SENIOR VICE PRESIDENT

Michael J. Orozco
SENIOR VICE PRESIDENT

Michael J. Tange
SENIOR VICE PRESIDENT

William C. Theodore
SENIOR VICE PRESIDENT

Subbarao Uppaluri
SENIOR VICE PRESIDENT


                                   INTERCONTINENTAL BANK AND SUBSIDIARIES    39

Branch Offices and Corporate Information


Branch Offices

Dade County
200 Southeast First Street
Miami, Florida 33131

1101 Brickell Avenue
Miami, Florida 33131

3663 Southwest Eighth Street
Miami, Florida 33135

8717 Coral Way
Miami, Florida 33165

3899 Northwest Seventh Street
Miami, Florida 33126

2500 Northwest 72 Avenue
Miami, Florida 33122

7208 Northwest 72 Avenue
Miami, Florida 33166

240 Crandon Boulevard
Key Biscayne, Florida 33149

2701 Ponce de Leon Boulevard
Coral Gables, Florida 33134

1533 Sunset Drive
Coral Gables, Florida 33143

1325 West 49 Street
Hialeah, Florida 33012

2100 West 76 Street
Hialeah, Florida 33016

930 Washington Avenue
Miami Beach, Florida 33139

9544 Harding Avenue
Surfside, Florida 33154

12700 Biscayne Boulevard
North Miami, Florida 33181

501 Northeast 167 Street
North Miami Beach, Florida 33162

1600 Northeast Miami Gardens Drive
North Miami Beach, Florida 33179


Broward County

200 Northeast Third Avenue
Fort Lauderdale, Florida 33301

2600 East Commercial Boulevard
Fort Lauderdale, Florida 33308

6401 West Commercial Boulevard
Tamarac, Florida 33319

6260 Powerline Road
Fort Lauderdale, Florida 33309

5100 North Dixie Highway
Oakland Park, Florida 33334

8211 West Broward Boulevard
Plantation, Florida 33324

1401 University Drive
Coral Springs, Florida 33071


Palm Beach County

302 Plaza Real
Boca Raton, Florida 33432

7000 West Palmetto Park Road
Boca Raton, Florida 33433


Mortgage Banking Affiliate

Pan American Mortgage Corp.
200 Southeast First Street
Miami, Florida 33131



Corporate Information

Corporate Headquarters
200 Southeast First Street
Miami, Florida 33131
305/377-6900

Transfer Agent and Registrar
Mellon Securities Trust Company
120 Broadway
33rd Floor
New York, New York 10271

Independent Certified
Public Accountants
Arthur Andersen LLP
One Biscayne Tower
Suite 2100
Miami, Florida 33131

Common Stock Listing
Trades on The Nasdaq
Stock Market
Symbol: ICBK

Financial Publications
Other financial publications may
be obtained by writing:
Intercontinental Bank
Attention: Treasurer
200 Southeast First Street
Suite 800
Miami, Florida 33131

                                   INTERCONTINENTAL BANK AND SUBSIDIARIES    40

                                  EXHIBIT 8

                            INTERCONTINENTAL BANK

                  NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

                          WEDNESDAY, APRIL 26, 1995

NOTICE IS HEREBY GIVEN that the Annual Meeting of Shareholders of Intercontinental Bank ("Intercontinental"), a Florida state-chartered commercial bank, will be held at the Hyatt Regency Miami, 400 Southeast Second Avenue, Miami, Florida, at 10:00 A.M. (Eastern Daylight Savings Time), on Wednesday, April 26, 1995 (the "Annual Meeting"), for the following purposes, which are more completely set forth in the accompanying proxy statement:

    1. To elect a total of 24 Directors to serve until the next Annual Meeting of Shareholders or until their respective successors are duly elected and qualified;

    2. To authorize the Board of Directors during the year following the Annual Meeting to increase the number of Directors by not more than one and to appoint a person to fill the resulting vacancy;

    3. To ratify and approve the appointment of Arthur Andersen LLP as Intercontinental's independent auditors for the fiscal year ending December 31, 1995; and

    4. To transact such other business as may properly come before the Annual Meeting and any adjournment thereof.

The Board of Directors has fixed March 10, 1995 as the record date for the determination of shareholders entitled to notice of and to vote at the Annual Meeting. Only holders of record of Intercontinental common stock and preferred stock at the close of business on that date will be entitled to notice of and to vote at the Annual Meeting or at any adjournment thereof.

IT IS IMPORTANT THAT PROXIES BE RETURNED PROMPTLY. THEREFORE, WHETHER OR NOT YOU PLAN TO BE PRESENT IN PERSON AT THE ANNUAL MEETING, PLEASE SIGN AND DATE THE ENCLOSED PROXY AND RETURN IT IN THE ENCLOSED ENVELOPE, WHICH DOES NOT REQUIRE POSTAGE IF MAILED IN THE UNITED STATES. IN THE EVENT YOU DECIDE TO ATTEND THE ANNUAL MEETING, YOU MAY REVOKE YOUR PROXY AND VOTE YOUR SHARES IN PERSON.


                                    By Order of the Board of Directors,


March 30, 1995                      THOMAS E. BEIER
                                    Executive Vice President and
                                    Chief Financial Officer

INTERCONTINENTAL BANK WILL PROVIDE A COPY OF ITS ANNUAL DISCLOSURE STATEMENT AS REQUIRED BY 12 C.F.R. PART 350 UPON WRITTEN REQUEST TO THOMAS E. BEIER, INTERCONTINENTAL BANK, 200 SOUTHEAST FIRST STREET, MIAMI, FLORIDA 33131 - TELEPHONE 305/377-6900.

                             INTERCONTINENTAL BANK
                          200 Southeast First Street
                                 Miami, Florida
                                  305/377-6900
                                _______________

                            PROXY STATEMENT FOR THE
                         ANNUAL MEETING OF SHAREHOLDERS
                          TO BE HELD ON APRIL 26, 1995

This proxy statement and the enclosed proxy are furnished to the shareholders of Intercontinental Bank ("Intercontinental" or the "Bank"), a Florida state-chartered commercial bank, in connection with the solicitation of proxies by the Bank's Board of Directors for use at the Annual Meeting of Shareholders to be held at the Hyatt Regency Miami, 400 Southeast Second Avenue, Miami, Florida, at 10:00 A.M. (Eastern Daylight Savings Time), on Wednesday, April 26, 1995, and at any adjournment thereof (the "Annual Meeting"). This proxy statement is first being mailed to shareholders of Intercontinental on or about March 30, 1995.

A shareholder may revoke his or her proxy at any time prior to its use. The form of proxy provides a space for a shareholder to withhold his or her vote for each of the nominees to the Board of Directors if he or she chooses to do so. Each shareholder is urged to indicate the way he or she wishes to vote on each matter in the space provided.
If no space is marked, it will be voted by the persons therein named at the Annual Meeting (a) FOR the election of Directors as set forth below; (b) FOR the authorization to the Board of Directors to increase the number of Directors by not more than one and appoint a person to fill the resulting v a c a n cy; (c) FOR the ratification and approval of the appointment of Arthur Andersen LLP as Intercontinental's independent auditors; and (d) in their discretion upon such other business as may properly come before the Annual Meeting.

Proxies are being solicited on behalf of the Board of Directors of the Bank. The Bank will bear the cost of the solicitation of proxies and will reimburse brokerage houses and other custodians, fiduciaries and nominees for their expenses in sending solicitation material to their principals. In addition to the solicitation of proxies by mail, proxies may also be solicited by the Directors, officers and employees of the Bank by telephone, facsimile transmission and in person. Directors, officers and employees of the Bank who solicit proxies will not receive additional compensation.

All shares of Intercontinental common stock, $2.00 par value, ("Common Stock") and Intercontinental Series A preferred stock, having no par value, ("Preferred Stock") of Intercontinental represented by valid proxies received pursuant to this solicitation, and not revoked, will be voted at the Annual Meeting. The execution of a proxy will in no way affect a shareholder's right to attend the Annual Meeting and to vote in person. A proxy may be revoked at any time before it is used either by written revocation received by Intercontinental prior to the Annual Meeting or in person at the Annual Meeting.

On the record date for the Annual Meeting, the close of business on March 10, 1995, Intercontinental had issued and outstanding 6,919,975 shares of Common Stock and 350,000 shares of Preferred Stock. Each share of Common Stock and Preferred Stock held as of the record date entitles the holder thereof to one vote on all matters to be considered at the Annual Meeting. The presence, in person or by proxy, of the holders of a majority of the outstanding shares of Common Stock and Preferred Stock entitled to vote at the Annual Meeting is necessary to constitute a quorum for the transaction of business at the Annual Meeting. In the event there are not sufficient votes to constitute a quorum or to approve any of the matters to be voted upon at the Annual Meeting, the Annual Meeting may be adjourned in order to permit further solicitation of proxies.

                        OWNERSHIP OF EQUITY SECURITIES

Security Ownership by Principal Holders of Common Stock and Preferred Stock To the best knowledge of Intercontinental, the following persons, as of March 10, 1995, are the only persons who may be deemed to be beneficial owners of more than five percent of any class of Intercontinental's voting securities.

                                                                    Amount and Nature
                                                                       of Beneficial            Percent
Title of Class        Name and Address of Beneficial Owner            Ownership (1)          of Class (2)
 Common Stock         Michael Weintraub, individually and as            1,078,338 (3)(4)(5)        15.6
                      Co-Trustee Under the Joseph Weintraub 1988
                      Revocable Trust Agreement dated June 14,
                      1988, as reformed
                      c/o Suite 901
                      200 Southeast First Street
                      Miami, Florida  33131

 Common Stock         Phillip Frost, M.D.                                 600,380       (8)         8.7
                      8800 N.W. 36th Street
                      Miami, Florida  33178

 Common Stock         Hortense Weintraub                                  570,477       (5)         8.3
                      c/o Suite 901
                      200 Southeast First Street
                      Miami, Florida  33131

 Common Stock         NationsBank of Florida, N.A., as Trustee            506,147    (3)(6)         7.3
                      and as Co-Trustee Under the Joseph
                      Weintraub 1988 Revocable Trust Agreement
                      dated June 14, 1988, as reformed
                      P.O. Box 4899
                      Atlanta, Georgia  30302

                                         2


 Common Stock         Miles Gauntt                                       452,873        (7)         6.6
                      c/o Suite 901
                      200 Southeast First Street
                      Miami, Florida  33131
 Common Stock         Herbert A. Wertheim                                363,800        (9)         5.3
                      Brain Power Incorporated
                      4470 Southwest 74 Avenue
                      Miami, Florida  33155

 Preferred            Michael Weintraub, as Co-Trustee Under the         350,000        (3)       100.0
 Stock                Joseph Weintraub 1988 Revocable Trust
                      Agreement dated June 14, 1988, as reformed
                      200 Southeast First Street
                      Miami, Florida  33131

 Preferred            NationsBank of Florida, N.A.                       350,000        (3)       100.0
 Stock                as Co-Trustee Under the Joseph Weintraub
                      1988 Revocable Trust Agreement dated June
                      14, 1988, as reformed
                      P.O. Box 4899
                      Atlanta, Georgia  30302


(1) In each case, the nature of ownership is direct and includes sole voting and investment powers, unless otherwise indicated.

(2) Percent of class owned is calculated based on the number of shares issued and outstanding. None of the persons named in this table has options, warrants or rights to acquire
        Intercontinental shares.

(3) Mr. Michael Weintraub, son of the late Mr. Joseph Weintraub, and NationsBank of Florida, N.A. ("NationsBank") are Co-Trustees Under the Joseph Weintraub 1988 Revocable Trust Agreement dated June 14, 1988, as reformed (the "Trust"). Mr. Michael Weintraub and NationsBank share equally in all voting and dispositive rights with respect to the Common Stock and
        Preferred Stock owned directly by the  Trust.    The Trust owns
        directly 438,586 shares of Common Stock and 350,000 shares of
        Preferred Stock.    Mr. Michael Weintraub disclaims beneficial
        ownership of all shares of Common Stock not held directly by him.

(4) Mr. Michael Weintraub is President and Chairman of the Board of Gibson Security Corp. ("Gibson") and President and Chairman of the Board of Harrison-Gibson, Inc. ("Harrison-Gibson").
        Mr. Weintraub shares voting and dispositive rights over the Common Stock owned directly by Harrison-Gibson and

        Gibson  with the other directors of those companies.  Gibson,
        97.6 percent of whose outstanding common stock is owned by the Trust, owns directly 337,902 shares of Common Stock. Harrison-Gibson, 100 percent of whose outstanding common stock is owned by Gibson, owns directly 3,621 shares of Common
        Stock.    Mr. Michael Weintraub disclaims beneficial ownership
        of all shares of Common Stock not held directly by him.

(5) Mr. Michael Weintraub is a Trustee and President of the Joseph Weintraub Family Foundation, Inc. (the "Foundation") which owns directly 111,350 shares of Common Stock. By reason of Mr. Weintraub's position as a Trustee and President of the Foundation, he may be deemed to exercise control over these shares of Common Stock. Mr. Michael Weintraub and his wife own directly 186,834 shares and 45 shares, respectively, of Common Stock. Mr. Weintraub disclaims beneficial ownership of the shares of Common Stock owned by his wife. Not included in the above are 228,954 shares (3.3 percent of the class) of Common Stock owned directly by Mrs. Hortense Weintraub (Mr. Michael Weintraub's mother), and 53,820 shares (.8 percent of the class) of Common Stock owned directly and indirectly through a trust by Mrs. Joanne Gauntt (Mr. Michael Weintraub's sister). Mr. Michael Weintraub disclaims beneficial ownership of the shares of Common Stock beneficially owned by his mother and sister. In addition to the shares of Common Stock owned directly by Mrs. Hortense Weintraub, she may be deemed to own beneficially: (i) the 3,621 shares of Common Stock owned directly by Harrison-Gibson by reason of her position as a Director and Vice President and (ii) the 337,902 shares of Common Stock owned directly by Gibson by reason of her position as a Director and Vice President.

(6) Includes 67,561 shares of Common Stock held directly by trusts (other than the Trust identified in Note 3 above), of which NationsBank is Trustee. NationsBank as Trustee has sole voting rights with respect to these shares. It shares dispositive rights with respect to 25,036 of these shares and has sole dispositive rights with respect to 42,525 of these shares. The shares of Common Stock owned indirectly by the Trust through Gibson and Harrison-Gibson described in (4) above are not included herein.

(7) Mr. Miles Gauntt, a nephew of Mr. Michael Weintraub and a grandson of Mrs. Hortense Weintraub, may be deemed to own beneficially 452,873 shares of Common Stock because he is a Director of Gibson and Harrison-Gibson and a Trustee of the Foundation. Mr. Gauntt disclaims beneficial ownership of these shares.

(8) Includes 586,701 shares of Common Stock owned directly by Frost-Nevada, Limited Partnership. As the sole limited partner of Frost-Nevada, Limited Partnership and the sole shareholder, Director and officer of Frost-Nevada
        Corporation, which is the sole general partner of Frost-Nevada, Limited Partnership, Dr. Frost has the power to vote or direct the vote and dispose or direct the disposition of these shares. Dr. Frost's wife indirectly owns 1,250 shares of
        Common Stock which are included in this  table.    Dr.  Frost
        disclaims beneficial ownership of the shares of Common Stock owned by his wife.

(9)     All 363,800 shares of Common Stock are held jointly with Dr.
        Wertheim's wife.

Security Ownership by Management
To the best knowledge of Intercontinental, the following table sets forth, as of March 10, 1995, as to each class of equity securities of Intercontinental, the number and percent by class of shares of each such class beneficially owned by each Director and nominee for Director and by all Directors, nominees for Director and principal officers of
Intercontinental  as  a  group.    Other  than  as  indicated  below,
to the best of Intercontinental's knowledge, no Director will be acting as a nominee and voting the shares of another shareholder.


                                                                    Amount and Nature
                                                                       of Beneficial            Percent
Title of Class        Name of Beneficial Owner                        Ownership (1)(2)       of Class (2)
  Common               William H. Allen, Jr.                           133,850      (3)            1.91
  Common               Kathleen A. Assaf                                12,394      (4)             *
  Common               Teo A. Babun, Jr.                                 1,790      (5)             *

  Common               Walter L. Banks                                   7,000                      *
  Common               Joe Ann Batcheller                              127,975      (6)            1.85
  Common               George M. Corrigan                               27,387                      *
  Common               Edward W. Easton                                 19,900      (7)             *
  Common               Phillip Frost, M.D.                             600,380      (8)            8.68
  Common               Gerald N. Gaston                                  1,000                      *
  Common               B. B. Goldstein                                   6,000                      *

  Common               William H. Hadler                                36,488      (9)             *
  Common               Arthur J. Hill                                      500     (10)             *
  Common               Jack Langer                                      16,850     (11)             *
  Common               Charles E. Largay                                54,191     (12)             *
  Common               Neil E. Leach                                    25,525                      *
  Common               Michael E. Maroone                                5,000     (13)             *
  Common               W. Sloan McCrea                                  36,543     (14)             *

  Common               Ellen Whiteside McDonnell                         1,000                      *
  Common               William L. Morrison                             189,757     (15)            2.70
  Common               Marshal E. Rosenberg, Ph.D.                      33,391     (16)             *
  Common               Jacqueline Simkin                               252,230                     3.64
  Common               Stanley G. Tate                                  10,464     (17)             *
  Common               J. Frost Walker, III                              6,600                      *
  Common               Herbert A. Wertheim                             363,800     (18)            5.26
                       All Directors and principal
  Common                 officers as a group (35 persons)            2,259,186                    30.97


* Less than 1 percent of the class.

(1) In each case, the nature of ownership is direct and includes sole voting and investment powers, unless otherwise indicated.

(2) Number of shares and percent of class owned are calculated based on the sum of (a) the number of shares issued and outstanding and (b) for each individual or for the group, the number of shares subject to options to acquire Common Stock which are presently exercisable or exercisable within 60 days of March 10, 1995 for that individual or the group.

(3) Includes options to purchase 98,850 shares of Common Stock which are presently exercisable.

(4)     All 12,394 shares of Common Stock are held jointly with Mrs.
        Assaf's husband.

(5) Includes 290 shares of Common Stock held by a trust for which Mr. Babun is a Trustee.

(6) Includes 4,563 shares owned by Mrs. Batcheller's husband as to which Mrs. Batcheller disclaims beneficial ownership, 12,682 shares held by the estate of Mrs. Batcheller's mother and 18,628 shares held by the estate of Mrs. Batcheller's father. Mrs. Batcheller is the Personal Representative for each of these estates.

(7) Includes 4,900 shares of Common Stock in a pension plan of which Mr. Easton is the sole Trustee and sole beneficiary and 9,000 shares owned directly by DSE Investments of which Mr. Easton is the President.

(8) Includes 586,701 shares of Common Stock owned directly by Frost-Nevada, Limited Partnership. As the sole limited partner of Frost-Nevada, Limited Partnership and the sole shareholder, Director and officer of Frost-Nevada
        Corporation, which is the sole general partner of Frost-Nevada, Limited Partnership, Dr. Frost has the power to vote or direct the vote and dispose or direct the disposition of these shares. Dr. Frost's wife indirectly owns 1,250 shares of
        Common Stock which are included in this  table.    Dr.  Frost
        disclaims beneficial ownership of the shares of Common Stock owned by his wife.

(9) Includes 808 shares registered in the name of Suburban Centers of Wisconsin, Inc., wholly owned by Mr. Hadler; 1,617 shares registered in the name of Suburban Centers, Inc., wholly owned by Mr. Hadler; 808 shares registered in the name of Indianola Plaza, wholly owned by Mr. Hadler; and 19,481 shares registered in the name of Westerville Square, Inc., 50 percent of whose outstanding common stock is owned by Mr. Hadler. Mr. Hadler is President of all of the foregoing corporations. Also includes 121 shares registered in the name of Dorothea A. Hadler, his wife. Mr. Hadler disclaims beneficial ownership of all shares of Common Stock not held directly by him.

(10) All 500 shares of Common Stock are held jointly with Mr. Hill's wife.

(11) Includes 7,150 shares of Common Stock owned by Mr. Langer's wife as to which Mr. Langer disclaims beneficial ownership.

(12) Includes 25,155 shares of Common Stock held by a trust for the benefit of Mr. Largay's wife.

(13) All 5,000 shares of Common Stock are in a retirement plan of which Mr. Maroone is the sole Trustee and sole beneficiary.

(14) Includes 766 shares of Common Stock held by the McCrea Foundation, a charitable foundation of which Mr. McCrea is President and a Director, and 600 shares owned directly by Mr. McCrea's wife. Mr. McCrea disclaims beneficial ownership of the shares owned by his wife.

(15) Includes options to purchase 97,980 shares of Common Stock which are presently exercisable, 67,977 shares held by various trusts of which Mr. Morrison is a Trustee and 1,000 shares held by Mr. Morrison's wife as to which Mr. Morrison disclaims beneficial ownership.

(16) Includes 519 shares of Common Stock owned by Dr. Rosenberg's wife and daughter as to which Dr. Rosenberg disclaims beneficial ownership and 32,872 shares in a pension plan of which Dr. Rosenberg is the sole Trustee and sole beneficiary.

(17) Includes 1,000 shares of Common Stock in a trust of which Mr. Tate is the sole Trustee and sole beneficiary.

(18)    All 363,800 shares of Common Stock are held jointly with Dr.
        Wertheim's wife.

Under   federal  securities  law,  Intercontinental's  Directors,  its principal officers and any persons beneficially owning more than 10 percent of the Common Stock and Preferred Stock are required to report their ownership of such stock and any changes in such ownership to the Federal Deposit Insurance Corporation ("FDIC") and to Intercontinental. Specific due dates for these reports have been established and the Bank is required to report in this proxy statement any failure to file by these dates during 1994. Based solely upon a review of these reports and amendments thereto furnished to the Bank during its most recent fiscal year and on written representations received from the Directors and principal officers of the Bank and certain of those persons who may be deemed to own beneficially more than 10 percent of the Common Stock and the Preferred Stock, all of these filing requirements were satisfied by the Bank's Directors, principal officers and persons beneficially owning more than 10 percent of the Common Stock and Preferred Stock, except that Mr. Easton filed one incomplete Form F-8.

                     PROPOSAL 1 - ELECTION OF DIRECTORS

Description of Directors and Nominees for Director
Pursuant to Intercontinental's Bylaws, the number of Directors of the Bank has been set at 24. As provided in the Bank's Bylaws, each Director is elected at each annual meeting of shareholders and shall hold office until his or her successor is elected and qualified or until his or her earlier resignation or removal. In accordance with Florida law, Directors are elected by a plurality of the votes cast at a meeting of shareholders by the shareholders entitled to vote in the election. For these purposes, all shares of Common Stock and Preferred Stock vote together as a single class. It is expected that each of these nominees will be able to serve, but if before the election it develops that any of the nominees are unavailable or decline to serve, the persons named in the accompanying proxy will vote for the election of such substitute nominee or nominees as management may recommend. Set forth below is information concerning each nominee for Director. No arrangement or understanding exists between any Director or any nominee for Director and any other person pursuant to which he or she was or is to be nominated as a Director.

UNLESS THE PROXY IS MARKED TO INDICATE THAT SUCH AUTHORIZATION IS EXPRESSLY WITHHELD, THE PERSONS NAMED IN THE ENCLOSED PROXY INTEND TO VOTE THE SHARES AUTHORIZED THEREBY FOR THE ELECTION OF THE FOLLOWING 24 NOMINEES.

       Name                                Age       Director Since            Position with Intercontinental
 William H. Allen, Jr.                      59          1987                 Director, Chairman of the Board
 George M. Corrigan                         67          1994                 Director, Vice Chairman
 William L. Morrison                        44          1987                 Director, President
 Kathleen A. Assaf                          46          1995                 Director
 Teo A. Babun, Jr.                          47          1993                 Director
 Walter L. Banks                            51          1992                 Director
 Joe Ann Batcheller                         62          1987                 Director
 Edward W. Easton                           50          1987                 Director
 Phillip Frost, M.D.                        58          1991                 Director
 Gerald N. Gaston                           62          1993                 Director
 B.B. Goldstein                             75          1994                 Director
 William H. Hadler                          74                               Nominee for Director
 Arthur J. Hill                             46          1993                 Director
 Jack Langer                                58          1987                 Director
 Charles E. Largay                          74          1994                 Director
 Neil E. Leach                              56          1987                 Director
 Michael E. Maroone                         41          1993                 Director
 W. Sloan McCrea                            82          1991                 Director
 Ellen Whiteside McDonnell                  84          1991                 Director
 Marshal E. Rosenberg, Ph.D.                58          1987                 Director
 Jacqueline Simkin                          52          1987                 Director
 Stanley G. Tate                            66          1991                 Director
 J. Frost Walker, III                       55          1991                 Director
 Herbert A. Wertheim                        52          1987                 Director

The  following information refers, in part, to Atico Financial
Corporation ("AFC"), the former holding company of Intercontinental, which, in March 1991, was merged with and into Intercontinental, with Intercontinental the surviving entity.

William H. Allen, Jr.: Mr. Allen was elected Chairman of the Board in 1987. He is a member of the Executive and Community Reinvestment Act/Compliance ("CRA") Committees. Mr. Allen became Chairman of the Board of Pan American Mortgage Corp. ("PAMCO"), a subsidiary of Intercontinental, in 1988. He is a Director of American Bankers Insurance Group, WinsLoew Furniture, Inc. and the Biscayne Kennel Club and President of the Miami Heart Research Institute.

George  M.  Corrigan:    Mr. Corrigan was elected Vice Chairman of the
Board of Directors in August 1994. Mr. Corrigan has been employed by Intercontinental since the July 1, 1994 merger of Interstate Bank Holding Company ("Interstate") and The Bank of Coral Gables ("BOCG") into Intercontinental. From 1991 until the merger with Intercontinental, Mr. Corrigan was Chairman of the Boards of Interstate and BOCG. From 1982 to 1991, he was Vice Chairman of each entity.

William L. Morrison: Mr. Morrison was elected President and a Director in 1987. Mr. Morrison is a member of the Executive, Loan and CRA
Committees.  He was elected a Director of PAMCO in 1987.

Kathleen  A.  Assaf:    Mrs.  Assaf  was elected to the Board of
Directors in February 1995.  She is a private investor.    Mrs.  Assaf
was  Chairman  of  Boca  Bancorp,  Inc.  ("BBI")  from  1993 and a
Director of BBI's subsidiary,   Boca  Bank,  from  1984  until  the
December 30, 1994 acquisition of these entities by Intercontinental.

Teo A. Babun, Jr.: Mr. Babun was elected to the Board of Directors in 1993. He has been President of the T. Babun Group, Inc., which is a venture capital organization specializing in management, manufacturing and marine transportation and consulting, for more than the past five years.

Walter L. Banks: Mr. Banks was elected to the Board of Directors in 1992. Mr. Banks is a member of the Audit Committee. He has been President of Lago Mar Properties, Inc., a resort hotel and club; Walter Banks Holding Co., a land and commercial development company; and LM North Development Co., a residential development company, for more than the past five years. Mr. Banks is a member of the Audit Committee.

Joe  Ann  Batcheller:    Mrs.  Batcheller was elected to the Board of
Directors in 1987 and is a member of the Compensation  and  CRA
Committees.    For  more  than  the  past five years, Mrs. Batcheller
has held various positions with the Miami Heart Research Institute and its predecessor, the Miami Heart Institute. She has been Vice Chairman since January 1993, President and Chief Executive Officer from June 1989 until January 1993 and prior to that, she was an Executive Vice President.

Edward  W.  Easton:  Mr. Easton was elected to the Board of Directors in
1987 and is a member of the Executive Committee.    He  has  been
President of Easton-Babcock & Associates, Inc., which is engaged in real estate investments, brokerage, management, appraisal and consulting, since 1974.

Phillip  Frost,  M.D.:    Dr.  Frost  was  elected  to  the  Board of
Directors in 1991 and is a member of the Executive  Committee.    Dr.
Frost served on AFC's Board of Directors from July 1988 to 1991. Since 1987, Dr. Frost has been Chairman of the Board and Chief Executive Officer of IVAX Corporation. Dr. Frost is a Director of North

American Vaccine, Inc., American Exploration Company, Biochem Pharma, Inc. and Whitman Medical Corporation and is a member of the Board of Governors of the American Stock Exchange.

Gerald N. Gaston: Mr. Gaston was elected to the Board of Directors in 1993. He has been President and Vice Chairman of American Bankers Insurance Group since 1980. Mr. Gaston is a member of the Compensation and Audit Committees.

B. B. Goldstein: Mr. Goldstein was elected to the Board of Directors in February 1994 and is a member of the Audit and Loan Committees.
He has been an independent business consultant and advisor since January 1994. For the prior five years, Mr. Goldstein was Vice Chairman of Commercial Trust Bancorp, Inc. and Commercial Trust Bank until their merger with Intercontinental on December 31, 1993.

William  H.  Hadler:   Mr. Hadler is a nominee for Director.  He was a
Director of BBI and Boca Bank from 1987 until their acquisition on December 30, 1994 by Intercontinental. Mr. Hadler founded Hadler Realty of Columbus, Ohio in 1947 and has been actively developing, constructing and managing commercial property since that time.

Arthur J. Hill: Mr. Hill was elected to the Board of Directors in 1993 and is a member of the CRA Committee. He has been Managing Director of Public Finance of Prudential Securities, Inc. since May 1993. From 1989 to January 1993, Mr. Hill held various senior level positions at the U.S. Department of Housing and Urban Development.

Jack  Langer:   Mr. Langer was elected to the Board of Directors in
1987. He is a member of the Executive and Loan Committees. Mr. Langer is a private investor. He was President and Chief Executive Officer of City Gas Company of Florida, which is engaged in the distribution of natural gas, for more than the past five years until his resignation in December 1994. Mr. Langer is a Director of NUI Corp.

Charles E. Largay: Mr. Largay was elected to the Board of Directors in August 1994. For more than the past five years, Mr. Largay has been Chairman of the Board and President of Tallowmasters, a soap manufacturing company, and President of Indianwood Development Co., a real estate development company. He was also a member of the Boards of Directors of Interstate and BOCG at the time of their merger into Intercontinental.

Neil E. Leach: Mr. Leach was elected to the Board of Directors in 1987. He is a member of the Compensation and Loan Committees. He has been President and Chief Executive Officer of Multifocal Rx Lens Labs., Inc. and Hurricane Labs., Inc., which are optical lens laboratories, for more than the past 25 years. He has also been President and Chief Executive Officer of Franchise Service Corp., which owns and operates numerous Blockbuster Video stores throughout the United States, since 1992.

Michael  E.  Maroone:    Mr.  Maroone  was  elected  to the Board of
Directors in 1993.  He is a member of the Executive  Committee.    He
has been Vice President and Chief Operating Officer of various automobile dealerships and other related companies for more than the past five years.

W. Sloan McCrea: Mr. McCrea was elected to the Board of Directors in 1991. Mr. McCrea served on AFC's Board of Directors from 1986 to
1991.    He is a member of the Compensation Committee.  Mr. McCrea is a private investor.

Ellen  Whiteside  McDonnell:    Mrs.  McDonnell  was elected to the
Board of Directors in 1991. Mrs. McDonnell served on AFC's Board of Directors from 1987 to 1991. Prior to her election as Chairman of the Board of Biscayne Kennel Club, Inc. in February 1990, Mrs. McDonnell served as Executive Vice President and Secretary of that organization. For more than the past five years, Mrs. McDonnell has been President of the Hippodrome Company, the Shores-Park Company and the Biscayne Foundation.

Marshal  E.  Rosenberg,  Ph.D.:    Dr.  Rosenberg  was elected to the
Board of Directors in 1987. He has been President of The Marshal E. Rosenberg Organization, Inc., which is engaged in the sale of life, health and disability insurance, for more than the past five years.
He also has been an adjunct associate professor of the School of Business Administration at the University of Miami for more than the past five years. Dr. Rosenberg is a Director of Sterling Healthcare Group, Inc., a partner and Director of Frost Hanna Acquisition and Frost Hanna Mergers Group, and a Trustee of the Miami Heart Research Institute and Mount Sinai Hospital.

Jacqueline  Simkin:    Ms.  Simkin  was  elected  to  the  Board of
Directors in 1987.  She is a member of the Executive  and  Loan
Committees.    Ms.  Simkin  has  been  Chairman  of the Melhan
Corporation, a restaurant development company, since 1991, and Vice Chairman of the Board and Chief Executive Officer of the Denver Brick
Company  since  1989.   For more than the past five years, she also has
been a private investor in both public and privately-held companies.

Stanley  G. Tate:  Mr. Tate was elected to the Board of Directors in
1991 and is a member of the Executive and Audit  Committees.    Mr.
Tate served on AFC's Board of Directors from September 1990 to 1991. He previously served on the Intercontinental Board from 1987 to March 1989. For more than the past five years, Mr. Tate has owned and managed real estate development and construction companies operating primarily in South Florida.

J.  Frost  Walker, III:  Mr. Walker was elected to the Board of
Directors in 1991.  Mr. Walker served on AFC's Board  of  Directors
from  1985  to  1991.    Mr.  Walker is a member of the Executive,
Compensation and Loan Committees. His primary occupation for more than the past five years has been as a private attorney.

Herbert  A.  Wertheim:    Dr.  Wertheim  was elected to the Board of
Directors in 1987. He is a member of the Executive, Audit, Loan and CRA Committees. He has been President and a Director of Brain Power Incorporated, a leading manufacturer of optical dye and ultrasonic equipment, for more than the past five years.

Board of Directors Meetings
Intercontinental's Board of Directors held nine meetings during 1994. Each Director who is standing for re- election attended at least 75 percent of the total number of meetings of the Board of Directors held during the period for which he or she served as a Director, except
Messrs. Easton and McCrea, Mrs. McDonnell and Dr. Frost.    Each
Director who is standing for re-election attended at least 75 percent of the aggregate of (i) the total number of meetings of the Board of Directors held during the period for which he or she served as a Director and

(ii) the total number of meetings held by all committees of the Board on which he or she served (during the periods that he or she served), except Messrs. Allen, Easton and McCrea, Ms. Simkin, Mrs. McDonnell and Drs. Frost and Wertheim. Information about the Board Committees follows:

o The Audit Committee is composed of five Directors. Its members are Messrs. Banks, Gaston, Goldstein, Tate and Dr. Wertheim. The Audit Committee has independent access to the officers and external auditors of Intercontinental and advises the Board of Directors on any audit matters. The Audit Committee met four times during 1994.

o The Executive Committee is composed of ten Directors who act for the Board of Directors between regularly scheduled
        Board  meetings.    Its  members  are  Messrs.  Allen, Easton,
        Langer, Maroone, Morrison, Tate, Walker, Ms. Simkin and Drs. Frost and Wertheim. The Executive Committee met once during 1994.

o The Community Reinvestment Act/Compliance Committee is composed of five Directors. Its members are Messrs. Allen, Hill, Morrison, Mrs. Batcheller and Dr. Wertheim. The CRA Committee met once in 1994.

o The Compensation Committee is composed of five Directors. Its members are Messrs. Gaston, Leach, McCrea, Walker and Mrs. Batcheller. The Compensation Committee met five times during 1994.

o The Loan Committee is composed of seven Directors. Its members are Messrs. Goldstein, Langer, Leach, Morrison, Walker, Ms. Simkin and Dr. Wertheim. The Loan Committee met 39 times in 1994.


I n t e rcontinental has no standing nominating or other committees other than those listed above. Intercontinental Directors who are also officers of Intercontinental do not receive any additional compensation for their participation on the Intercontinental Board or any of its Committees. Directors who are not officers of Intercontinental are paid quarterly at a rate of $10,000 per annum. In addition, each Director is paid $300 for each Committee meeting attended.

Compensation to Principal Officers
The disclosure of management compensation in this proxy statement complies with the applicable regulations of the FDIC. The new regulations on management compensation disclosure previously adopted by the Securities and Exchange Commission are not yet effective for filings with the FDIC.

The following table sets forth all cash compensation paid for services rendered in all capacities to Intercontinental, during its fiscal year ended December 31, 1994, to each of the five most highly compensated principal officers whose aggregate cash compensation exceeded $60,000 and to all principal officers as a group:

Name of Individual
  and Number of
Persons in Group                          Positions In Which Served                        Compensation

William H. Allen, Jr.             Director and Chairman of the Board
                                                                                            $   456,000
William L. Morrison               Director and President                                        381,000
Walter E. Howard                  Executive Vice President                                      211,000
Thomas B. Brady                   Executive Vice President                                      206,000
Bruce P. Steinberger              Executive Vice President                                      191,000
All principal officers
  as a group (14 persons)                                                                     2,406,000


The above table includes:

     (a) bonuses paid to Messrs. Allen, Morrison, Howard, Brady and Steinberger and five other principal officers in respect of their services rendered in 1994 pursuant to the Intercontinental Bank Performance Bonus Plan;

     (b) a car allowance (in annualized amounts ranging from $6,000 to $7,680) paid to each of the individuals named above and all other principal officers; and

     (c) a $275 monthly payment for each principal officer into a flexible spending account for use in paying for health premiums under the Intercontinental Flex Care Plan -
             a cafeteria-style insurance  plan.    Those  individuals
             electing to waive health insurance coverage under the Intercontinental Flex Care Plan do not receive this $275 monthly payment; they receive a flexible spending amount of $100 per month. All employees of Intercontinental are eligible for coverage under the Intercontinental Flex Care Plan.

The above table does not include:

     (a) club dues of approximately $43,000 paid on behalf of all principal officers of which approximately
             $32,000 was paid on behalf of Messrs. Allen, Morrison, Howard, Brady and Steinberger;

     (b) approximately $5,300 paid by Intercontinental as the annual premium on a disability insurance policy purchased on behalf of Mr. Allen;

     (c) certain amounts paid by Intercontinental into the Intercontinental Bank Retirement Plan (see "Compensation Pursuant to Plans");

     (d) amounts contributed by Intercontinental under Intercontinental's Executive Retention Plan (see
             "Compensation Pursuant to Plans"); and

     (e) the value of any stock options exercised pursuant to any of Intercontinental's stock option plans (see
             "Compensation Pursuant to Plans").

Intercontinental has entered into employment agreements with Messrs. Allen, Morrison and Howard and six other officers (two of whom were not employed until December 30, 1994) pursuant to which they are eligible under certain circumstances for annual merit increases in compensation and bonuses. See "Compensation Pursuant
to Plans."    The above  table  includes all compensation paid in 1994
to Messrs. Allen, Morrison and Howard and three other principal officers pursuant to these agreements.

Intercontinental also pays premiums on life and travel accident insurance plans provided for individual principal officers who are members of the group, which premiums are not included in the amounts set forth in the above table. These plans do not discriminate in scope, terms or operation in favor of principal officers of Intercontinental and are generally available to all salaried employees. No Directors who are not also employees of Intercontinental participate in any of Intercontinental's benefit plans. Intercontinental provides free parking to all of its employees, including its principal officers. The value of the benefits not itemized above provided by Intercontinental to its principal officers does not exceed the lesser of $25,000, or ten percent of the compensation reported in the above table, for any named individual or $300,000, or ten percent of the compensation reported in the above table, for the group.

Compensation Pursuant to Plans
Intercontinental  1984  ISO  Plan.    The  Intercontinental  Bank
1984 Incentive Stock Option Plan ("Intercontinental 1984 ISO Plan") is a stock option plan administered by the Board and the
Compensation Committee.    The  Compensation  Committee  consists  of
five Directors, none of whom is eligible to receive options under any of Intercontinental's option plans. Intercontinental reserved 325,000 shares of Common Stock for issuance upon exercise of options granted under the Intercontinental 1984 ISO Plan, which may be either authorized but unissued shares or treasury shares. Of these 325,000 shares, at December 31, 1994, 172,850 shares have been issued upon the exercise of options previously granted, 151,650 shares are issuable upon exercise of options currently outstanding under the Intercontinental
1984 ISO Plan and 500 shares are ineligible  for  exercise.    The
Intercontinental  1984  ISO  Plan  was  established in January 1984 and
was terminated  in  January  1994.    Accordingly,  no further options
will be issued thereunder. The most recent options were granted on August 25, 1993. Such options can be exercised until August 24, 2003. The average exercise price of unexercised options outstanding at
December 31, 1994 for all employees as a group was $8.48.    The
exercise price for options is required to be paid wholly in cash. Options granted under the Intercontinental 1984 ISO Plan were intended to qualify as incentive stock options ("ISO") as defined in
Section 422 of the Internal Revenue Code (the "Code"). All key employees of Intercontinental, as determined by the Board or the Compensation Committee, were eligible to receive option grants under the Intercontinental 1984 ISO Plan.

No consideration was required to be paid upon the grant of options. Each grant, and the terms and conditions of each option granted (including but not limited to the exercise price, length of option term, number of options to be granted, and vesting period) were subject to the sole discretion of the Board and the Compensation Committee, provided that: (a) the exercise price for options granted under the Intercontinental 1984 ISO Plan must have been at least 100 percent of the fair market value of the Common Stock on the date of grant, and no option may have been exercisable for more than ten years after its date of grant; (b) with limited exceptions, exercise of options is subject to a requirement of the optionee's continuous employment by Intercontinental between the date the option was granted and the date it is exercised; (c) no option may be exercised until the first anniversary of its date of grant; (d) options granted after December 31, 1986 qualified as ISOs to the extent that the aggregate fair market value (determined at the time the option was granted) of the stock with respect to which such options first become exercisable by the holder thereof during any calendar year does not exceed $100,000;

(e) each option granted under the Intercontinental 1984 ISO Plan is not exercisable while there still is outstanding any incentive stock option theretofore granted to the same person; and (f) no employee who, together with members of his or her family and related entities, owned more than ten percent of the shares of capital stock having voting power of Intercontinental may have been granted an ISO unless the exercise price was at least 110 percent of the fair market value of the Common Stock on the date of grant and the term in which the option may be exercised was limited to five years from
the  date  of  grant.    According to Florida law, Intercontinental's
options must be granted with an exercise price which is the greater of par value or fair market value on the date of grant. Options granted under the Intercontinental 1984 ISO Plan are not transferable
except  by  will  or  under the laws of descent and distribution.    The
plan  description  in  this  paragraph  is  hereafter  referred to as
the "ISO Terms and Conditions".   Information about stock options
outstanding at December 31, 1994 to principal officers pursuant to the Intercontinental 1984 ISO Plan follows.

                                                           Unexercised Options at December 31, 1994
                                                          Number of                    Average Exercise
  Name of Person or Description of Group               Shares Covered                  Price per Share
  William H. Allen, Jr.                                     16,000                          $8.89
  William L. Morrison                                       37,900                           7.71
  Walter E. Howard                                               0
  Thomas B. Brady                                           17,200                           9.69
  Bruce P. Steinberger                                       4,500                           8.22
  All principal officers as a group                        113,100                           9.04


There were no options granted under the Intercontinental 1984 ISO Plan to any principal officers during 1994. In 1994, with respect to all principal officers as a group, options granted under the Intercontinental 1984 ISO Plan covering 36,200 shares were exercised with a net value realized of $431,175. Included in that total were exercises made by the following principal officers: Mr. Allen (options covering 9,700 shares with a net value realized of $115,613), Mr. Morrison (options covering 4,000 shares with a net value realized of $50,000), Mr. Brady (options covering 5,500 shares with a net value realized of $71,500) and Mr. Steinberger (options covering 2,500 shares with a net value realized of $30,625).

Intercontinental 1992 ISO Plan. The Intercontinental 1992 Incentive Stock Option Plan (the "Intercontinental 1992 ISO Plan") is a stock option plan administered by the Board and the Compensation Committee. Intercontinental has reserved 400,000 shares of Common Stock for issuance upon exercise of options granted under the Intercontinental 1992 ISO Plan, which may be either authorized but
unissued shares or treasury shares.    Of  these 400,000 shares, at
December 31, 1994, 3,250 have been issued upon the exercise of options previously granted, 318,500 shares are issuable upon exercise of options currently outstanding and 78,250 shares are issuable upon exercise of options which may be granted in the future. The average exercise price of unexercised options outstanding at December 31, 1994 for all employees as a group was $16.94. No options were exercised by any principal officers pursuant to the Intercontinental 1992 ISO Plan during 1994.
                                 15

Any employee who is determined by the Board or the Compensation Committee to be a key employee is eligible to receive an option under the Intercontinental 1992 ISO Plan. There are approximately 60 persons who may be considered to be key employees eligible to receive options under the Intercontinental 1992 ISO Plan. Directors who are also principal officers of Intercontinental participate in the
Intercontinental 1992 ISO Plan.      An  option granted under the
Intercontinental 1992 ISO Plan is intended to qualify as an ISO within the meaning of Section 422 of the Code. The Intercontinental 1992 ISO Plan provides a means whereby selected key employees of Intercontinental may, as an incentive to become an employee or to continue to render service to Intercontinental, be given an opportunity to acquire Common Stock, thereby giving them a proprietary interest in Intercontinental, increasing their interest in its success
and encouraging them to remain in its employ.    The  most  recent
options were granted on December 30, 1994. Such options can be exercised until December 29, 2004.

The  terms  and  conditions  governing  options under the
Intercontinental 1992 ISO Plan are substantially the same   as  the  ISO
Terms  and  Conditions  with  respect  to  the  Intercontinental  1984
ISO  Plan.    The Intercontinental  1992  ISO  Plan terminates in 2002.
Information about stock option grants in 1994 and stock options outstanding at December 31, 1994 to principal officers pursuant to the Intercontinental 1992 ISO Plan follows.

                                               Total Options                       Unexercised Options
                                              Granted in 1994                     at December 31, 1994
                                                                                                  Average
                                        Number of     Average Exercise        Number of          Exercise
  Name of Person or                      Shares            Price per            Shares            Price per
  Description of Group                   Covered             Share              Covered            Share
  William H. Allen, Jr.                      0                                  8,300                $16.75
  William L. Morrison                        0                                  8,300                 16.75

  Walter E. Howard                       4,000             18.25               24,000                 14.81
  Thomas B. Brady                        5,000             21.50               22,300                 16.40
  Bruce P. Steinberger                   5,000             21.50               22,500                 15.97
  All principal officers as a
      group                             59,400             20.11              171,800                 15.50


Intercontinental NSO Plan. The Intercontinental Bank Non-qualified Stock Option Plan ("Intercontinental NSO Plan") is a stock option plan administered by the Board and the Compensation Committee.
Intercontinental has reserved   350,000  shares  of  Common  Stock  for
issuance upon exercise of options granted under the Intercontinental NSO Plan, which may be either authorized but unissued shares or treasury shares. Of these 350,000 shares, as of December 31, 1994, 18,000 have been issued upon the exercise of options previously granted, 213,650 shares are issuable upon exercise of options currently outstanding and 118,350 shares are issuable upon exercise of options which may be granted in the future. The average exercise price of unexercised options outstanding at December 31, 1994 for all employees as a group was $11.90. The exercise price for options is required to be paid wholly in cash. No options were exercised by any principal officers pursuant to the Intercontinental NSO Plan in 1994. All key employees of Intercontinental, as determined by the Board or the

Compensation Committee, and persons that Intercontinental seeks to employ are eligible to receive option grants under the
Intercontinental  NSO Plan.    There are presently 12 persons who may be
considered to be key employees eligible to receive options under the Intercontinental NSO Plan.

Options  granted  under  the  Intercontinental NSO Plan are not intended
to qualify as incentive stock options under  the  Code.    The
Intercontinental NSO Plan requires that: (i) options be granted at not less than 80 percent of the fair market value of Common Stock at the date of grant and for a term of not less than ten years from the date of grant; (ii) with limited exceptions, options may be exercised only if the optionee remains continuously employed by Intercontinental; and (iii) no option may be exercised until the first anniversary of its date of grant. According to Florida law, Intercontinental's options must be granted at the greater of par value or fair market value on the date of grant. The Intercontinental NSO Plan was established in January 1987 and terminates in January 2007. The most recent options were granted on
July 22, 1994.   Such options can be exercised until July 21, 2004.
Information about stock option grants for 1994 and stock options outstanding at December 31, 1994 to principal officers pursuant to the Intercontinental NSO Plan follows.

                                               Total Options                       Unexercised Options
                                              Granted in 1994                     at December 31, 1994
                                                                                                  Average
                                       Number of      Average Exercise        Number of          Exercise
  Name of Person or                     Shares            Price per            Shares            Price per
  Description of Group                  Covered             Share              Covered             Share
  William H. Allen, Jr.                 15,000            $21.50               99,700             $11.84
  William L. Morrison                   15,000             21.50               71,800              13.45

  Walter E. Howard                           0                                      0
  Thomas B. Brady                            0                                  6,500               8.93
  Bruce P. Steinberger                       0                                  7,500               8.70
  All principal officers as a
      group                             31,100             21.53              211,100              11.79


Intercontinental Bank Retirement Plan. The Intercontinental Bank Retirement Plan (the "Retirement Plan") was established in 1985.
Under the Retirement Plan, an employee of Intercontinental may elect to defer up to 15 percent of his or her compensation, but in no event more than the government defined annual contribution maximum (such amount was $9,240 in 1994), and have Intercontinental pay this amount into the Retirement Plan for his or her retirement. In addition, Intercontinental may make certain matching contributions and other discretionary contributions. Employees may direct the investment of the funds contributed and allocate them to any combination of eight investment options, including a money market fund, a fixed income fund, a balanced fund, two bond funds and three equity funds. The Retirement Plan is a defined contribution plan, qualifying under
Section 401(k) of the Code, subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), but is not covered by the termination provisions of ERISA administered by Pension Benefit Guaranty Corporation. The employee is not taxed on either his or her own or Intercontinental's contributions until distributions are made to the employee from the plan. The Retirement Plan is administered by three trustees. The current trustees are Mr. Thomas E. Beier, Ms. Rachelle E. Golub and Mr. William L. Morrison, all of whom are employees of Intercontinental.

Every employee who is 21 years of age or older, is employed by Intercontinental has completed ninety days of service and is not ineligible because of a break in service is eligible to participate. Enrollment in the Retirement Plan takes place twice a year. Those Directors who are not also employees of Intercontinental are not eligible to participate in the Retirement Plan. The number of persons eligible to participate in the Retirement Plan was approximately 490 as of December 31, 1994.

Amounts payable under the Retirement Plan will depend upon: (a) the compensation deferred by the employee and contributed to the Retirement Plan; (b) employer profit-sharing contributions which, subject to limitations, match compensation deferred by the employee;
(c) employer discretionary profit-sharing contributions not linked to employee contributions; (d) other employer contributions which, subject to limitations, match compensation deferred by the employee; and (e) other employer discretionary contributions not linked to employee contributions.

Intercontinental's  matching  employer  profit-sharing  contribution is equal to 100 percent of each participant's contribution to the Retirement Plan, subject to a maximum of three percent of the
compensation of  such  individual.   In addition, depending on
Intercontinental's performance, Intercontinental may make an additional profit-sharing contribution of two percent of the compensation of each participant. The contributions are subject to a graduated vesting schedule reaching 100 percent upon an employee's completion of five years of service, are made as soon as administratively possible after the end of the year, are deemed under the plan to have been made as of the last day of the preceding year, and are allocated to a participant's account only if he or she is employed on such date. There is immediate full and complete vesting for all other employer and employee contributions. Intercontinental made no contributions described in (c), (d) and (e) above in 1994.

Under the Retirement Plan, the normal retirement benefit is the monthly pension which a plan participant may purchase with his or her account balance when he or she has reached age 65, has completed ten years of service and has decided to retire. Other terms of distribution of the account balance are available to a participant at this time, including a lump-sum distribution. An early retirement benefit consisting of a participant's account balance is available to a participant after he or she reaches age 55, has completed ten years of
service  and  decides  to  retire.    A  participant is entitled to the
vested account balance upon disability or termination of employment. Upon a participant's death, his or her account balance or annuity payments are distributed to his or her designated beneficiary. Intercontinental may terminate the Retirement Plan at any time, in which case a participant's account balance will become 100 percent vested.

There were no distributions pursuant to the Retirement Plan in 1994 to any of the individuals listed in the cash compensation table above or to any of Intercontinental's current principal officers. A distribution of approximately $38,000 was made in 1994 to a former principal officer. The following amounts were contributed by Intercontinental pursuant to the Retirement Plan in 1994:

Name and Title of Person
William H. Allen, Jr.     Chairman of the Board                 $7,500
William L. Morrison       President                              7,500
Walter E. Howard          Executive Vice President               7,379
Thomas B. Brady           Executive Vice President               7,145
Bruce P. Steinberger      Executive Vice President               6,442

Executive Retention Plan. In 1990, the Board instituted the Executive Retention Plan (the "ERP"). Under the ERP, Intercontinental will pay cash retirement and death benefits to selected key executives. The Compensation Committee determines who will participate in the ERP and the level of their benefits. Under this nonqualified, noncontributory defined contribution plan, Intercontinental contributes an annual amount, initially set at seven percent of each participant's
base salary, to purchase insurance policies to fund the benefits.    The
actual  benefits payable to a participant under each policy will be a
function of his or her actuarial  factors.    Retirement  benefits will
commence at age 65 payable over 15 years, with pre-retirement death benefits payable to his or her beneficiary. Intercontinental contributes on behalf of Mr. Allen, in addition to the seven percent of his base salary, (i) a fixed amount of $12,000 annually and (ii) an additional amount annually which may vary with the level of interest rates. In 1994, Intercontinental contributed an additional $15,000 to the ERP pursuant to clause (ii). A distribution of approximately $32,000 was made in 1994 to a former principal officer. Contributions by Intercontinental to the ERP were made in 1994 as follows:

Name and Title of Person
William H. Allen, Jr.     Chairman of the Board                $51,500
William L. Morrison       President                             18,900
Walter E. Howard          Executive Vice President              10,500
Thomas B. Brady           Executive Vice President               9,975
Bruce P. Steinberger      Executive Vice President               9,100

Intercontinental  Performance  Bonus  Plan.   In 1989, the Board of
Directors established the Intercontinental Performance Bonus Plan (the "Performance Bonus Plan"). Under the Performance Bonus Plan, on or before March 31 of each year, the Compensation Committee determines Intercontinental's attainable goal for income before security transactions and extraordinary items (the "Income Goal") for that year. If in any fiscal year the Income Goal is met or exceeded, up to 50 percent of that excess amount may be made available for funding the payment of bonuses under the Performance Bonus Plan. Under the Performance Bonus Plan, the Chairman of the Board and the President provide the Compensation Committee with their recommendations as to those certain key employees who should receive bonuses and the amount to be considered for each such employee. The Compensation Committee evaluates these recommendations and presents them to the Board of Directors which acts on them at its regular meeting. No participant, however, may receive a bonus in excess of 50 percent of his or her base compensation. Each participant's bonus is paid in full
in cash within 60 days after the end of the  fiscal  year.   A
participant must, at the time of payment, be employed by
Intercontinental or one of its affiliates.    The  amounts  paid
pursuant to this plan in 1994 to the principal officers are included in the cash compensation table.

Employment  Agreements.    Effective January 1, 1994, Intercontinental
entered into employment agreements with Messrs. Allen and Morrison (each individually, an "Agreement" and collectively, the "Agreements") each for a term of three years with successive one year automatic annual extensions unless either party gives 30 days written notice prior to any annual anniversary of the Agreement of its intention not
to renew the Agreement at  its  then scheduled  expiration.    Pursuant
to  the Agreements, Mr. Allen and Mr. Morrison will receive minimum base annual salaries of $325,000 and $270,000, respectively, which can be increased annually based upon the accomplishment of performance goals mutually agreed upon by Intercontinental and each of them and subject to the approval of any increase by the Compensation Committee. In addition, each is entitled to (i) a car allowance of $600 per month (which Intercontinental may agree to increase);
(ii) payment by Intercontinental of membership dues and expenses of clubs (as agreed upon between each of them and Intercontinental);
(iii) participation in current and future incentive bonus plans adopted or to be adopted by the Compensation Committee; (iv) participation in the ERP; and (v) all benefits normally provided to all employees of Intercontinental. Pursuant to the Agreements,
Intercontinental may terminate each officer for cause.    If  either
officer terminates his Agreement, he is precluded for a period of one year or for the period from the date of termination to the stated expiration date of the Agreement, whichever is shorter, from accepting employment with a commercial bank or savings and loan association where he would be domiciled in and have operating responsibilities within Dade or Broward County, Florida.

In the event of an involuntary termination, each officer is entitled, pursuant to the Agreement, to a lump sum payment equal to twice the amount of (a) his base annual salary and (b) the amounts paid to him under clauses (i) - (iv) for the fiscal year preceding his involuntary termination. Intercontinental's termination of an officer other than for cause or any act by Intercontinental which significantly changes his responsibilities or job description without his consent, requires him to relocate without his consent or reduces or impairs any of his compensation or benefits is considered involuntary termination.

In the event of a change of control of Intercontinental, each officer is entitled, pursuant to his Agreement, to a lump sum payment equal to twice the amount of his base annual salary for the fiscal year
preceding a change  of  control.    A  change  of  control  is
considered to have occurred under the Agreements if Intercontinental is involved in any merger, sale of stock, sale of assets or other business combination in which more than one-third of the current outstanding shares of stock or assets of Intercontinental are sold or transferred.

Effective January 1, 1994, Intercontinental entered into an employment agreement with Mr. Howard for a term of two years.
Pursuant to the agreement, Mr. Howard will receive a minimum base annual salary of $150,000 which can be increased annually based upon the accomplishment of performance goals mutually agreed upon by Intercontinental and Mr. Howard and subject to the approval of any increase by the Compensation Committee. In addition, Mr. Howard is entitled to (i) a car allowance of $600 per month; (ii) payment by Intercontinental of membership dues and expenses of clubs (as agreed upon between Mr. Howard and Intercontinental);
(iii) participation in current and future incentive bonus plans adopted or to be adopted by the Compensation Committee; (iv) participation in the ERP; and (v) all benefits normally provided to all
employees  of  Intercontinental.    Pursuant  to  the agreement,
Intercontinental may terminate Mr. Howard for cause.    If    Mr. Howard
voluntarily terminates his agreement, he is precluded for a period of one year from the date of termination from accepting employment with a financial institution having offices in Broward County, Florida.

Certain Business Relationships
Intercontinental has outstanding loans to certain of its Directors and principal officers, members of their i m m e diate families and companies or organizations in which a Director or principal officer of Intercontinental is a principal officer, partner or major shareholder. These loans were made in the ordinary course of business, were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with unrelated persons and did not involve, in the opinion of management, more than the normal risk of collectibility or present other unfavorable features. The aggregate amount of these loans at December 31, 1994 was approximately $24 million, representing approximately 27 percent of Intercontinental's shareholders' equity.

            PROPOSAL 2 - AUTHORIZATION TO THE BOARD OF DIRECTORS
          TO  INCREASE THE NUMBER OF DIRECTORS BY NOT MORE THAN ONE
            AND TO APPOINT A PERSON TO FILL THE RESULTING VACANCY

Subject to the limitations imposed by Florida law and Intercontinental's Articles of Incorporation, and pursuant to Intercontinental's Bylaws, the Board of Directors has the
authority to fix the number of Directors.   The number of Directors has
been set at 24.  Directors are elected by shareholders at each annual
meeting  of  shareholders.    The  Board  may generally fill vacancies
caused by the death or resignation of a Director or for any other reason. Directors are, however, limited by Florida law in the number of vacancies they can fill in newly created Directorships. The Bank's Articles of Incorporation, pursuant to Florida law, authorize a majority of the full Board of Directors, at any time during the year following the annual meeting of shareholders in which such action has been authorized, to increase the number of Directors by not more than one, thus creating one vacancy, and appoint a person to fill the resulting vacancy. The Board is requesting shareholder authorization for such an increase at this Annual Meeting.

At  this  time, the Board of Directors does not have in mind any
specific individual which it wishes to add to the  Board.    However,
Intercontinental from time to time is presented with business opportunities and potential acquisition transactions where the possible appointment of a given individual to the Bank's Board may help to facilitate a transaction which would be advantageous to the Bank. The Board seeks to have the flexibility to make appointments to the Board within the limits set by Florida law should such opportunity or acquisition transaction arise.

Under Florida law, this authorization to the Board requires a greater affirmative than negative vote of the shares of Common Stock and Preferred Stock, voting together as a single class, present or represented at the Annual Meeting.

THE  BOARD  OF  DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE FOR THE
AUTHORIZATION TO THE BOARD OF DIRECTORS DURING THE YEAR FOLLOWING THE ANNUAL MEETING TO INCREASE THE NUMBER OF DIRECTORS BY NOT MORE THAN ONE AND TO APPOINT A PERSON TO FILL THE RESULTING VACANCY.

                    PROPOSAL 3 - RATIFICATION AND APPROVAL OF
                     THE APPOINTMENT OF INDEPENDENT AUDITORS

Although it is not required to do so, the Board of Directors is submitting the selection of Arthur Andersen LLP as Intercontinental's independent auditors for the fiscal year 1995 for ratification and approval in accordance with the Board of Directors' policy of giving its shareholders an opportunity to express their opinions with regard to such choice. If this selection is not ratified and approved by a greater affirmative than negative vote of the shares of Common Stock and Preferred Stock, voting together as a single class, present or represented at the Annual Meeting, the Board of Directors will reconsider its choice. Arthur Andersen LLP has served as the Bank's auditors since 1978. During this time, Arthur Andersen LLP has also provided tax and accounting advice to Intercontinental. Arthur Andersen LLP has advised the Bank that the firm does not have any direct or indirect financial interest in the Bank nor has such firm had any such interest in connection with Intercontinental during the past three fiscal years other than in its capacity as Intercontinental's independent certified public accountants. Representatives of Arthur Andersen LLP are expected to be present at the Annual Meeting. They will have the opportunity to make a statement if they so desire and are expected to be available at such time to respond to appropriate questions.

THE  BOARD  OF  DIRECTORS  UNANIMOUSLY  RECOMMENDS  A VOTE FOR
RATIFICATION AND APPROVAL OF THE APPOINTMENT OF ARTHUR ANDERSEN LLP AS INDEPENDENT AUDITORS OF INTERCONTINENTAL FOR THE 1995 FISCAL YEAR. PROXIES RECEIVED BY MANAGEMENT WILL BE VOTED IN FAVOR OF SUCH
RATIFICATION AND APPROVAL UNLESS A CONTRARY VOTE IS SPECIFIED.

                        PROPOSALS OF SHAREHOLDERS

Proposals of shareholders intended to be presented at the 1996 Annual Meeting of Shareholders of Intercontinental must be received at the principal executive offices of Intercontinental for inclusion in the proxy materials relating to that meeting no later than December 26, 1995.

                             OTHER INFORMATION

Management knows of no business which will be presented for consideration at the Annual Meeting other than that stated in the Notice of Meeting. Should any additional matters come before the Annual Meeting, it is intended that proxies in the accompanying form will be voted in accordance with the judgment of the person or persons named in the proxy.

                                   By Order of the Board of Directors,


March 30, 1995                     THOMAS E. BEIER
                                   Executive Vice President and
                                   Chief Financial Officer

                                 EXHIBIT 9

                                 EXHIBIT 9
               List of Subsidiaries of Intercontinental Bank


Pan American Mortgage Corp.
   Incorporated in the state of Florida

Atico Financial Corporation d/b/a Cavalier Properties
   Incorporated in the state of Florida

Atico Investment Management, Inc.
   Incorporated in the state of Florida

200 Service Corp.
   Incorporated in the state of Florida

                               EXHIBIT 10

           REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Shareholders and Directors
of Intercontinental Bank:

We have audited in accordance with generally accepted auditing standards, the financial statements included in Intercontinental Bank's annual report to shareholders incorporated by reference in this Form F-2, and have issued our report thereon dated January 18, 1995. Our audits were made for the purpose of forming an opinion on those statements taken as a whole. The schedules listed in the index on page 14 are the responsibility of Intercontinental Bank's management, are presented for purposes of complying with the Federal Deposit Insurance Corporation's rules and are not part of the basic financial statements. These schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, fairly state in all material respects the financial data required to be set forth therein in relation to the basic financial statements taken as a whole.


                                                      ARTHUR ANDERSEN LLP


Miami, Florida,
January 18, 1995.

                        SCHEDULE I - SECURITIES
                             (In thousands)


                                                              1994                             1993
                                                   Book  value      Market value     Book value      Market value
1. U.S. Treasury securities                          $203,077           $194,652       $287,386        $289,792
2. U.S. Government agency and corporation
    obligations:
    a. All holdings of U.S Government-
        issued or guaranteed certificates
        of participation in pools of
        residential mortgages                         118,892            111,242        140,438        142,717
    b. All other                                                                         25,248         25,248
3. Securities issued by states and
    political subdivisions in the U.S.                  7,509              7,183          6,556          6,557
4. Other domestic securities (debt and equity):
    a. All holdings of private certificates
        of participation in pools of
        residential mortgages
    b. All other                                        1,452              2,587          1,506         2,845
5. Foreign securities (debt and equity)                   100                100
6. Total                                             $331,030           $315,764       $461,134      $467,159

7. Pledged securities                                $119,112                          $126,506

              SCHEDULE II - LOANS TO OFFICERS, DIRECTORS,
                  PRINCIPAL SECURITY HOLDERS, AND ANY
                  ASSOCIATES OF THE FOREGOING PERSONS
                             (In thousands)



                                                                    1994

Loans to:                            Directors-5          Officers         Other *            Total

Balance at January 1                  $17,592                $64             $3,744           $21,400
Additions                               5,996                                 5,996
Deductions:
  Amounts collected                    (2,936)               (64)              (300)           (3,300)
  Amounts charged-off


Balance at December 31                $20,652               $  0             $3,444           $24,096



                                                                    1993

Loans to:                            Directors-8          Officers         Other *            Total

Balance at January 1                  $16,195               $160             $4,043          $20,398
Additions                              15,041                                                 15,041
Deductions:
  Amounts collected                   (13,644)               (96)              (299)         (14,039)
  Amounts charged-off

  Balance at December 31              $17,592              $  64             $3,744          $21,400



                                                                   1992

Loans to:                            Directors-11         Officers         Other *            Total

Balance at January 1                  $12,677               $ 98             $4,343          $17,118
Additions                              10,811                114                              10,925
Deductions:
  Amounts collected                    (7,293)               (52)              (300)          (7,645)







  Amounts charged-off

Balance at December 31                $16,195               $160             $4,043          $20,398


* In 1987, Intercontinental Bank granted to Micco Groves, a Florida general partnership, a loan for up to $5.6 million. Micco Groves owns, through a land trust, 1,330 acres in Brevard County, Florida. The partners in Micco Groves currently include Dr. Phillip Frost, a Director and principal shareholder of Intercontinental; Mr. Nathan
S. Gumenick;  and trusts established by the late Mr. Joseph  Weintraub
and  Mr.  Wilbur  L.  Morrison.    Mr.  Weintraub's son, Mr. Michael
Weintraub, is individually and in a fiduciary capacity a principal shareholder of Intercontinental. Mr. Morrison's son, Mr. William L. Morrison, is President and a Director of Intercontinental. Each partner of Micco Groves has guaranteed the loan in an amount limited to the proportion of his or its ownership interest.

                        SCHEDULE III - LOANS AND
                      LEASE FINANCING RECEIVABLES
                             (In thousands)



Book value:                                                                                     1994       1993
 1.  Loans secured by real estate:
     a. Construction and land development                                                    $ 18,156    $ 16,969
     b. Secured by farmland                                                                     6,990       7,079
     c. Secured by 1-4 family residential properties                                          157,337     123,181
     d. Secured by multifamily residential properties                                          51,367      24,583
     e. Secured by nonfarm nonresidential properties                                          248,175     179,468
 2.  Loans to depository institutions:
     a. To commercial banks in the U.S.
       (1) To U.S. branches and agencies of foreign banks
       (2) To other commercial banks in the U.S.                                                            3,000
     b. To other depository institutions in the U.S.
     c. To banks in foreign countries
       (1) To foreign branches of other U.S. banks
       (2) To other banks in foreign countries                                                                444
 3.  Loans to finance agricultural production and other loans to farmers                          305
 4.  Commercial and industrial loans:
     a. To U.S. addressees                                                                    124,867      98,717
     b. To non-U.S. addressees                                                                  1,913       1,958
 5.  Acceptances of other banks                                                                                42
 6.  Loans to individuals for household, family and other personal expenditures:
     a. Credit card and related plans                                                                         111
     b. Other                                                                                  11,225      12,201
 7.  Loans to foreign governments and official institutions                                     2,074       2,074
 8.  Obligations of states and political subdivisions of the U.S.:
     a. Nonrated industrial development obligations
     b. Other obligations                                                                       4,582       4,761
 9.  Other loans:
     a. Loans for purchasing or carrying securities                                             3,014       1,505
     b. All other loans                                                                        34,689      38,527
10.  Lease financing receivables
11.  Less: Unearned income                                                                       2,032      1,574
12.  Total loans and leases, net of unearned income                                           $662,662   $513,046

                      SCHEDULE IV - BANK PREMISES
                             AND EQUIPMENT
                             (In thousands)



                                                                       1994
                                                                   Accumulated         Amount
                                                     Gross         depreciation      carried on
                                                      book             and             balance
                                                     value         amortization         sheet


Bank premises (including land $16,089)               $58,189          $13,544          $44,645
Equipment                                             11,750            8,400            3,350
Leasehold improvements                                 2,176            1,118            1,058
Total                                                $72,115          $23,062          $49,053







                                                                       1993
                                                                   Accumulated         Amount
                                                      Gross        depreciation      carried on
                                                       book            and             balance
                                                      value        amortization         sheet


Bank premises (including land $16,089)               $56,920          $11,187           $45,733
Equipment                                             11,734            8,181             3,553
Leasehold improvements                                 1,626              873               753
Total                                                $70,280          $20,241           $50,039


                      SCHEDULE V - INVESTMENTS IN,
                       INCOME FROM DIVIDENDS AND
                      EQUITY IN EARNINGS OR LOSSES
                            OF SUBSIDIARIES
                             (In thousands)


                                                                         1994

                                          Percent of                                                   Bank's share
                                            voting                                                     of earnings
                                            stock           Total       Equity in                      during the
                                            owned        investment     net assets     Dividends          period

Pan American Mortgage Corp.                  100%           $8,453        $8,453           $0            $  530
Atico Financial Corporation                  100%              557           557            0               (79)
Atico Investment Management, Inc.            100%               18            18            0                 0
200 Service Corp.                            100%                4             4            0                 0



                                                                           1993

                                           Percent of                                                  Bank's share
                                             voting                                                    of earnings
                                             stock           Total       Equity in                     during the
                                             owned        investment     net assets     Dividends         period

Pan American Mortgage Corp.                  100%           $7,923        $7,923           $0              $(966)
Atico Financial Corporation                  100%              636           636            0                (95)
Atico Investment Management, Inc.            100%               18            18            0                  0
200 Service Corp.                            100%                4             4            0                 (1)
Atico Brokerage Services, Inc.               100%                0             0            0                  0


                                                                      1992

                                          Percent of                                                   Bank's share
                                            voting                                                     of earnings
                                             stock           Total       Equity in                     during the
                                             owned        investment     net assets     Dividends         period

Pan American Mortgage Corp.                  100%           $8,889        $8,889           $0               $168
Atico Financial Corporation                  100%              500           500            0                (85)
Atico Investment Management, Inc.            100%               18            18            0                  0
200 Service Corp.                            100%                5             5            0                  0
Atico Brokerage Services, Inc.               100%                0             0            0                  0


                      SCHEDULE VI - ALLOWANCE FOR
                         POSSIBLE CREDIT LOSSES
                             (In thousands)


                                                                   1994             1993          1992

Balance at January 1                                             $  9,521          $ 9,302      $ 9,303
Recoveries credited to the allowance                                  669              496          920
Changes incident to mergers and branch sale (1)                     1,337               50

Provision for credit losses                                           678              951        2,286
Less: Losses charged to allowance                                    (426)          (1,278)      (3,207)
Balance at December 31 (2)                                        $11,779          $ 9,521      $ 9,302


(1) Due to acquisition of Commercial Trust Bank and sale of Orlando branch in 1993 and acquisition of Boca Bank in 1994

(2)  Amount deducted (included) for federal income
        tax purposes                                             $  (277)         $    827      $ 2,207
     Maximum amount that could have been
        deducted (included) for federal income
        tax purposes                                                (277)              827        2,207
       Balance of the allowance reported for federal
        income tax purposes                                            0               332          328


